Exhibit 99.1

December 2, 2011

Shareholders of Global Education & Technology Group Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

        You are cordially invited to attend an extraordinary general meeting of shareholders of Global Education & Technology Group Limited, referred to herein alternately as "the Company," "us," "our" or "we," to be held on December 19, 2011, at 10:30 a.m., local time, at the Company's principal executive offices at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment thereof. We hope that you can attend.

        The purpose of the extraordinary general meeting is for you and other shareholders of the Company to consider and vote upon a proposal to approve and adopt the agreement and plan of merger dated as of November 19, 2011, referred to herein as the "merger agreement," among the Company, Pearson plc, which we refer to herein as "Parent," and Genius Merger Sub, which we refer to herein as "Merger Sub," and the transactions contemplated thereby. Under the terms of the merger agreement, Merger Sub, a wholly owned indirect subsidiary of Parent, will be merged with and into the Company, with the Company surviving the merger as a wholly owned indirect subsidiary of Parent (which series of transactions we refer to herein as the "merger").

        If the merger agreement is adopted by the requisite vote of the Company's shareholders and the merger is completed, all of the ordinary shares of the Company, referred to herein as "Shares," including any Shares represented by the Company's American Depositary Shares, referred to herein as "ADSs," each representing four Shares, that are issued and outstanding immediately prior to the effective time of the merger, other than Shares (i) owned by Parent or Merger Sub or by the Company as treasury shares (if any), and (ii) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters' and appraisal rights under Cayman Islands law with respect to the merger, referred to herein as the "Dissenting Shares," will be cancelled in exchange for the right to receive, in the case of each Share, $2.7515 per Share or, in the case of ADSs, $11.006 per ADS, in each case in cash without interest. Shares owned by Parent or Merger Sub or by the Company as treasury shares (if any) will be cancelled for no consideration and Dissenting Shares will be cancelled for their appraised or other agreed value as described in more detail below. Following the merger, the Company will continue its operations as a privately held company and will be beneficially owned by Parent, and as the result of the merger, the ADSs will no longer be listed on the Nasdaq Global Select Market and the American Depositary Shares program for the ADSs will terminate.

        Our board of directors has determined that the merger is advisable and fair to, and in the best interests of, the Company's shareholders and approved and declared advisable the merger, the merger agreement and the other transactions contemplated by the merger agreement (including, but not limited to, the amendment and restatement of the Company's memorandum and articles of association). Our board of directors recommends that you vote FOR the approval of the merger and the approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

        If you intend to vote your Shares at the extraordinary general meeting, then, whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is December 17, 2011 at 10:30 a.m. (Beijing time). Voting by proxy will not prevent you from voting in person if you choose to attend the extraordinary general meeting, but will ensure that your vote will be counted if you are unable to attend. Voting at the extraordinary general meeting will take place by poll voting, each shareholder having one vote for each Share held as of the close of business in the Cayman Islands on December 9, 2011, the Share record date, as the chairman of the Company's board of directors has undertaken to demand poll voting at the meeting.

        If you own ADSs as of December 2, 2011, the ADS record date, you may instruct JPMorgan Chase Bank, N.A., which we refer to herein as the "ADS depositary," in its capacity as depositary of the ADSs (and as the holder of the Shares underlying the ADSs), how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive such instructions no later than 10:30 a.m. New York City time on December 16, 2011 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote vote the Shares underlying your ADSs other than in accordance with those instructions.

        If you hold your Shares or ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to vote at the extraordinary general meeting.

        The accompanying notice of extraordinary general meeting proxy statement provides you with detailed information about the merger and the extraordinary general meeting, including a summary "Questions and Answers" section. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the "SEC," which are available for free at the SEC's website www.sec.gov. If you require assistance, you should consult your financial, legal or other professional advisors.

        Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

        If you have any questions or need assistance voting your Shares or ADSs, please call the Company's Investor Relations Supervisor, Ms. Wang Ke, at +86 10 6212 5800, ext. 671.

        On behalf of the Company, we would like to thank all of the Company's shareholders for their ongoing support as we prepare to take part in this important event in the Company's history.

Sincerely,	Sincerely,
Xiaodong Zhang	Yongqi Zhang
Chairman of the Board	Chief Executive Officer and Director

        The accompanying proxy statement is dated December 2, 2011 and is first being mailed to shareholders on or about December 6, 2011.

9F Tower D Beijing New Logo A18 Zhongguancun South Street, Haidian District, Beijing, PRC	Tel: +86 10 6212 5800 Fax: +86 10 8011 5555 E-mail: ir@gedu.org

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 2011

Friday, December 2, 2011

Dear Shareholder:

        Notice is hereby given that an extraordinary general meeting of the members of Global Education & Technology Group Limited, referred to herein alternately as "the Company," "us," "our" or "we," will be held on December 19, 2011 at the Company's principal executive offices at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China at 10:30 a.m., Beijing time, to consider and vote upon:

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  a proposal to approve the merger and adopt the agreement and plan of merger dated as of November 19, 2011 by and among the Company, Pearson plc, and Genius Merger Sub as it may be amended from time to time, referred to herein as the "merger agreement," and any and all transactions contemplated thereby (including, but not limited to, the amendment and restatement of the Company's memorandum and articles of association); and

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  a proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

        Only holders of ordinary shares of the Company, referred to herein as "Shares," of record at the close of business in the Cayman Islands on December 9, 2011, are entitled to vote at this extraordinary general meeting or any adjournment thereof. A list of the shareholders of the Company will be available at its principal executive offices at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

        After careful consideration, the board of directors of the Company approved the merger agreement and recommends that you vote FOR the approval of the merger and the approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolutions at the extraordinary general meeting.

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        If you intend to vote your Shares at the extraordinary general meeting, then, even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. The deadline to lodge your proxy card is December 17, 2011 at 10:30 a.m., Beijing time. The proxy card is the "instrument of proxy" as referred to in the Company's articles of association. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

        If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted. If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the adoption of the merger agreement and related transactions and FOR any adjournment of the extraordinary general meeting referred to above unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

        If you own American Depositary Shares, which we refer to herein as "ADSs," each representing four Shares, as of December 2, 2011, the ADS record date, you may instruct JPMorgan Chase Bank, N.A., referred to herein as the "ADS depositary," in its capacity as depositary of the ADSs (and as the holder of the Shares underlying the ADSs), how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive such instructions no later than 10:30 a.m. New York City time on December 16, 2011 in order to vote the underlying Shares at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions.

        PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

        If you have any questions or need assistance voting your Shares or ADSs, please call the Company's Investor Relations Supervisor, Ms. Wang Ke, at +86 10 6212 5800, ext. 671.

        The merger agreement and the merger are described in the accompanying proxy statement. A copy of the merger agreement is included as Annex A to the accompanying proxy statement and will be produced and made available for inspection at the extraordinary general meeting. We urge you to read the entire proxy statement carefully.

Notes:

  1.
  In the case of joint holders the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.

  2.
  The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

  3.
  A proxy need not be a member (registered shareholder) of the Company.

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  4.
  The chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

  5.
  Votes given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED,

Xiaodong Zhang
Chairman of the Board
Dated at Beijing, the People's Republic of China this 2nd day of December, 2011.

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PROXY STATEMENT

Dated this 2nd day of December, 2011

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SUMMARY TERM SHEET

        This "Summary Term Sheet," together with the "Questions and Answers About the Extraordinary General Meeting and the Merger," summarizes the material information contained in the proxy statement. However, it may not contain all of the information that may be important to your consideration of the proposed merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement, and you may obtain such information without charge by following the instructions in "WHERE YOU CAN FIND MORE INFORMATION" beginning on page 72. All references to "dollars" and "$" in this proxy statement are to United States dollars.

The Parties Involved in the Merger

Global Education & Technology Group Limited

        Global Education & Technology Group Limited, a Cayman Islands company headquartered in Beijing, the People's Republic of China (or, as we refer to herein, "China," or the "PRC"), is the largest test preparation provider for the International English Language Testing System, or "IELTS," and a leading provider of educational courses and related services in China. Under its "Global" brand, the Company also offers diversified services that span a student's educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. In this proxy statement, unless otherwise specified or the context otherwise requires, the terms "the Company," "us," "our" and "we," refer to Global Education & Technology Group Limited and its subsidiaries.

        The Company's principal executive offices are located at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China. Our registered office in the Cayman Islands is at c/o Codan Trust Company (Cayman) Limited of Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-111, Cayman Islands.

        For a description of our history and development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2010, which is incorporated herein by reference. See "Where You Can Find More Information" for a description of how to obtain a copy of our Annual Report.

Parent

        Pearson plc, which we refer to herein as "Parent," is a public limited company organized under the laws of England and Wales. Its shares are listed on the London and New York stock exchanges under the symbols "PSON" and "PSO," respectively. Parent is an international media and education company with its principal operations in the education, business information and consumer publishing markets. It offers services, as well as content, from test creation, administration and processing to teacher development and school software. Parent operates in more than 70 countries worldwide in three major worldwide lines of business: Pearson Education, The FT Group and The Penguin Group. The registered office of Parent is located at 80 Strand, London WC2R 0RL, United Kingdom and its telephone number is +44 20 7010 2000.

Genius Merger Sub

        Genius Merger Sub, which we refer to herein as "Merger Sub," was incorporated under the laws of the Cayman Islands and was formed by Parent solely for the purpose of effecting the merger. The registered office of Merger Sub is located at c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and its telephone number is +1 345 969 8066.

The Merger (Page 48)

        You are being asked to vote to approve the merger and to approve and adopt the agreement and plan of merger dated as of November 19, 2011 among the Company, Parent and Merger Sub, pursuant to which, once the merger agreement is adopted by the requisite vote of the shareholders of the Company and the other conditions to completion of the merger are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger with an amended and restated memorandum and articles of association. The Company, as the surviving company, will continue to do business under the name "Global Education & Technology Group Limited" following the merger and will be a wholly owned indirect subsidiary of Parent. If the proposed merger is completed, the Company will cease to be a publicly-traded company and its ADSs will no longer be listed on the Nasdaq Global Select Market, or "NASDAQ," and the American Depositary Shares program for the ADSs will terminate. In addition, 90 days after the filing of Form 15 in connection with the completion of the merger or such longer period as may be determined by the SEC, registration of the Shares under the U.S. Securities Exchange Act of 1934, as amended, which we refer to herein as the "Exchange Act," will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies.

        A copy of the merger agreement is attached as Annex A to this proxy statement. You should read the merger agreement in its entirety because it, and not this proxy statement, is the legal document that governs the merger.

Merger Consideration (Page 48)

        If the merger is completed, our shareholders, other than Parent, Merger Sub and the Company (to the extent it holds any Shares in treasury), and other than our shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), which we refer to herein as the "Cayman Companies Law," will be entitled to receive $2.7515 in cash for each of our ordinary shares, nominal or par value $0.0001 per share, referred to herein each as a "Share" and, collectively, the "Shares," owned by such shareholders or $11.006 in cash per American Depositary Share, or "ADS" (each of which represents four Shares), owned by such shareholders as of the effective time of the merger. If there is no exercise of appraisal rights, the total cash consideration to be paid to the Company's shareholders if the merger is completed will be approximately $294 million.

        At the effective time of the merger, each of the Shares beneficially owned by Parent or Merger Sub or by the Company as treasury shares (if any) will be cancelled and cease to exist without payment of any consideration. Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law will be cancelled for the appraised or agreed value under the Cayman Companies Law.

        At the effective time of the merger, each ordinary share of Merger Sub issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company. Such ordinary shares will be the only issued share capital of the surviving company at the effective time of the merger.

Treatment of Options (Page 49)

        If the merger is completed, each outstanding, vested and unexercised option to purchase Shares under the Sunnykey International Holdings Limited Share Incentive Plan (2008) and the Company's 2010 Performance Incentive Plan, together referred to herein as the "Company Option Plans," will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $2.7515 exceeds the exercise price per Share of such option.

        If the merger is completed, each outstanding unvested option to purchase Shares and each outstanding but unvested share unit under the Company Option Plans will be cancelled and converted into the right to receive a cash payment equal to the number of Shares underlying such unvested option or share unit multiplied by, in the case of unvested options, the amount by which $2.7515 exceeds the exercise price per Share of such unvested option, or, in the case of unvested share units, by $2.7515. Under the merger agreement, cash payments in respect of each outstanding and unvested option and unvested share unit that is cancelled at the effective time of the merger will be:

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  subject to the same terms and vesting conditions applicable to the grant of the relevant cancelled unvested options or share units in respect of which payment is being made as would have applied to such cancelled unvested options or share units if the merger had not occurred (and accordingly such unvested option or share unit had not been cancelled); and

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  paid by the surviving company as promptly as reasonably practicable after the applicable vesting date of such unvested options or share units, as the case may be (taking into account internal payroll procedures and other relevant considerations).

Record Date and Voting (Page 44)

        You are entitled to vote at the extraordinary general meeting only if you have Shares registered in your name at the close of business in the Cayman Islands on December 9, 2011, the Share record date for voting at the extraordinary general meeting, or if you are a holder of ADSs at the close of business in New York City on December 2, 2011, the ADS record date for voting at the extraordinary general meeting.

        If you own ADSs on the ADS record date, you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 10:30 a.m. New York City time on December 16, 2011 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you own ADSs on the ADS record date, you cancel your ADSs (and certify you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City on December 7, 2011 and you become a holder of Shares prior to the close of business in the Cayman Islands on December 9, 2011, the Share record date.

        Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there would be 104,824,751 Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is December 17, 2011 at 10:30 a.m. (Beijing time). See "Voting Information" below.

Shareholder Vote Required to Adopt the Merger Agreement (Page 44)

        Adoption of the merger agreement requires a resolution authorizing the merger passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such as voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given, referred to herein as a "special resolution."

        Based on the number of Shares that are expected to be outstanding on the Share record date, approximately 69,883,168 Shares must be voted in favor of the proposal to adopt the merger agreement in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. Pursuant to certain irrevocable undertakings entered into by (i) Mr. Yongqi Zhang, the chief executive officer and a director of the Company, Ms. Xiaodong Zhang, the chairman of the Company's board of directors, and certain shareholder parties related to or affiliated with them, and (ii) SB Asia Investment Fund II L.P., a Cayman Islands exempted limited partnership and a major shareholder of the Company, on the one hand (collectively referred to herein as the "Supporting Shareholders"), and Parent, on the other hand, the Supporting Shareholders have agreed to, among other things, vote their respective Shares in favor of the authorization and approval of the merger agreement and all other resolutions required to effect the merger at the extraordinary general meeting. Collectively, the Supporting Shareholders beneficially own an aggregate of 72,949,166 Shares (which does not include Shares which may be issuable upon the exercise of vested options), which represents approximately 69.6% of the Shares expected to be outstanding on the Share record date. Therefore, assuming the Supporting Shareholders comply with their obligations under their respective irrevocable undertakings with Parent and vote all of the Shares beneficially owned by them to approve the merger, no votes by any other shareholders will be required to approve the merger and approve and adopt the merger agreement and the transactions contemplated thereby. The voting obligations of the Supporting Shareholders contained in the irrevocable undertakings terminate upon the earlier to occur of (i) the effectiveness of the merger and (ii) the termination of the merger agreement by either or both of Pearson and the Company in accordance with its terms. See "The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting" beginning on page 36 for additional information.

        If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you. These non-voted Shares are referred to as "broker non-votes."

Voting Information (Page 45)

Holders of Shares

        Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is December 17, 2011 at 10:30 a.m. (Beijing time). If you hold ADSs, please complete, sign, date and return the ADS voting instructions card that accompanied this proxy statement to the ADS depositary by the deadline set forth in the following paragraph. If a broker holds your Shares or ADSs in "street name," your broker should provide you with instructions on how to vote your Shares or ADSs.

Holders of ADSs

        If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail this proxy statement, the accompanying notice of the extraordinary general meeting and a voting instruction card to each holder of record of our ADSs which held such ADS as of the ADS record date. Upon the receipt of a voting instruction vard properly executed by a holder of record of ADSs, the ADS depositary will vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such voting instruction card. The ADS depositary must receive such instructions no later than

10:30 a.m. New York City time on December 16, 2011 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote Shares represented by ADSs other than in accordance with properly executed voting instruction cards.

        Alternatively, you may vote the Shares represented by your ADSs directly at the extraordinary general meeting if you cancel your ADSs and become a holder of Shares prior to the close of business in the Cayman Islands on December 9, 2011. If you wish to cancel your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on December 7, 2011 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees (5¢ per ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled or have given voting instructions to the ADS depositary as to the ADSs being cancelled but undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for Hong Kong Shanghai Bank Corp., the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If, after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Dissenters' Rights of Shareholders and ADS Holders (Page 62)

        Shareholders who continue to hold their Shares in their own name until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

        ADS HOLDERS WILL NOT HAVE THE RIGHT TO SEEK APPRAISAL AND PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO PERFECT ANY DISSENTERS' RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE APPRAISAL RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY'S FEES REQUIRED FOR SUCH SURRENDER, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR ALTERNATIVELY, THAT THEY WILL NOT VOTE THE SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON DECEMBER 7, 2011, AND BECOME HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON DECEMBER 9, 2011. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING APPRAISAL RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

        We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your appraisal rights.

Effects of the Proposed Merger

        ADSs representing Shares of the Company are currently listed on NASDAQ under the symbol "GEDU." It is expected that, following the consummation of the merger, the Company will cease to be a publicly traded company and will instead become a private company beneficially owned by Parent. After the merger, the Shares will cease to be listed on NASDAQ, and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, registration of the Company's Shares under the Exchange Act will be terminated. After the effective time of the merger, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies.

Recommendation of the Board of Directors (Page 26)

        On November 18, 2011, the board of directors of the Company, after carefully considering all relevant factors, determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT AND THE APPROVAL OF THE TRANSACTION CONTEMPLATED BY THE MERGER AGREEMENT INCLUDING THE MERGER.

        The foregoing summary is qualified in its entirety by reference to, and you are encouraged to refer to, "The Merger—Reasons for the Merger and Recommendation of Our Board of Directors" beginning on page 26, which provides a detailed discussion of the material factors considered by our board of directors in determining to recommend the adoption of the merger agreement.

Financing of the Merger (Page 33)

        Parent has represented and undertaken to the Company in the merger agreement that it has, and at the time of closing it and Merger Sub will have, as cash on hand or through committed borrowing facilities, sufficient funds required to complete the merger and related transactions, including payment of fees and expenses in connection with the merger. The obligation of Parent and Merger Sub to complete the merger is not conditioned on the receipt of any financing.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 64)

        As of the date of this proxy statement, Mr. Yongqi Zhang, our chief executive officer and director, and Ms. Xiaodong Zhang, our chairman of the board, together beneficially own 45,000,000 Shares (excluding any Shares issuable upon the exercise of vested options), which represents approximately 42.9% of the Company's outstanding shares expected to be outstanding on the Share record date. In addition, Mr. Andrew Y. Yan, one of our directors, may be deemed to beneficially own all of the 27,949,166 Shares, which represents approximately 26.7% of the Company's outstanding shares expected to be outstanding on the Share record date, which are held by SB Asia Investment Fund II L.P., by virtue of his being the sole shareholder of SAIF II GP Capital Ltd., which is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the Shares.

Mr. Yan disclaims such beneficial ownership. See "Security Ownership of Certain Beneficial Owners and Management of the Company."

        As described above under "Summary—Shareholder Vote Required to Adopt the Merger Agreement" and further described below under "The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting" beginning on page 36, Mr. Zhang and Ms. Zhang, certain shareholder parties related to or affiliated with them, and SB Asia Investment Fund II L.P. have agreed with Parent to vote all of the Shares beneficially owned by them in favor of the adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger, and against any competing proposal at any shareholders' meeting of the Company.

Opinion of Financial Advisor to the Board of Directors (Page 29)

        On November 19, 2011, Credit Suisse Securities (USA) LLC, or "Credit Suisse," rendered an opinion to our board of directors that the $2.7515 per Share merger consideration and the $11.006 per ADS merger consideration to be received by holders of Shares and ADSs, respectively, other than Ms. Xiaodong Zhang, Mr. Yongqi Zhang, Oriental Light Consulting Limited, Magic Colors Holdings Limited, Eternal Jade Inc., Talent Leads Holdings Limited, Mr. Andrew Y. Yan, SB Asia Investment Fund II, L.P., and their respective affiliates (which we refer to collectively herein as the "Excluded Persons"), was fair, from a financial point of view, to such holders of Shares and ADSs, as of November 19, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion.

        Credit Suisse's opinion was directed to the board of directors of the Company and only addressed the fairness, from a financial point of view, to the holders of Shares and ADSs, other than the Excluded Persons, of the consideration to be received in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. The full text of Credit Suisse's opinion, dated November 19, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in connection with its opinion, is attached as Annex B and is incorporated into this proxy statement by reference in its entirety. Credit Suisse's opinion was provided for the information of the board of directors of the Company in connection with its consideration of the merger and Credit Suisse's opinion does not constitute advice or a recommendation to any holder of Shares or ADSs as to how such person should vote or act on any matter relating to the proposed merger. See "The Merger—Opinion of the Board's Financial Advisor" beginning on page 29 for additional information.

Interests of the Company's Executive Officers and Directors in the Merger (Page 34)

        In considering the recommendations of the board of directors, the Company's shareholders should be aware that certain of the Company's directors and executives have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company's shareholders generally. These interests include, among others,

  •
  cash-out of in-the-money share options held by employees, the payment of which, in the case of unvested share options, is subject to continued vesting;

  •
  provisions under the merger agreement for continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; and

  •
  an employment agreement between Mr. Zhang and Beijing Global Education & Technology Co., Ltd.

  , one of the Company's subsidiaries, that will

    replace Mr. Zhang's existing employment agreement effective as of and contingent upon the closing of the merger, which employment agreement provides for compensation and benefits during the term of Mr. Zhang's employment following the merger and certain restrictive covenants applicable to Mr. Zhang regarding non-competition, non-solicitation and non-interference during and following the employment period.

        Our board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions and recommendations with respect to the merger agreement and related matters. For a more detailed discussion of these interests, see "The Merger—Interests of Certain Persons in the Merger" beginning on page 34.

Limitation on Solicitation and Considering Acquisition Proposals (Page 55)

        The merger agreement restricts our ability to solicit or engage in discussions or negotiations with third parties regarding alternative acquisition proposals (as defined in the section entitled "The Merger Agreement—Covenants and Agreements—No Solicitation; Board Recommendation"). However, subject to specified conditions, we may furnish information to, or enter into discussions or negotiations with, a third party in response to an unsolicited takeover proposal from such third party if our Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) that the takeover proposal constitutes, or would be reasonably expected to lead to, a superior proposal (as defined in the section entitled "The Merger Agreement—No Solicitation of Company Acquisition Proposals"). See and read carefully "The Merger Agreement—No Solicitation of Company Acquisition Proposals; Change of Recommendation" beginning on page 55.

Termination of the Merger Agreement (Page 61)

        The merger agreement may be terminated at any time prior to the consummation of the merger:

  (a)
  by mutual written consent of the Company and Parent; or

  (b)
  by either of the Company or Parent, if:

  •
  the merger is not completed by May 19, 2012 (which we refer to herein as the "end date"), provided that this termination right is not available to (i) either the Company or Parent if the failure of the merger to have been consummated on or before the termination date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement, or (ii) the Company if any of the Supporting Shareholders are in breach of certain provisions in their respective irrevocable undertakings with Parent and such breach is the proximate cause of or has resulted in the failure of the merger to close by the end date;

  •
  our shareholders do not adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

  •
  any law, rule or regulation restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; provided that this termination right is not available to a party if the issuance of such final, non-appealable law, rule or regulation is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement (or in the case of the Company, due to a breach by any of the Supporting Shareholders of certain of the provisions in their respective irrevocable undertakings with Parent); or

  (c)
  by Parent, if:

  •
  the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach; or

    •
    the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent, or has approved, recommended, or otherwise declared advisable any other acquisition proposal, or has caused or permitted the Company or any of its subsidiaries to enter into an alternative acquisition agreement; or

  (d)
  by the Company:

  •
  if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach; or

  •
  prior to the receipt of the shareholders' approval of the merger, in order to enter into an alternative acquisition agreement relating to a superior proposal.

Termination Fee (Page 61)

        The Company is required to pay Parent a termination fee of $10.29 million in the event the merger agreement is terminated in certain circumstances, including if Parent terminates the merger agreement because the board of directors of the Company has made a change in its recommendation with respect to the merger in a manner adverse to Parent, or if we terminate the merger agreement prior to the receipt of the shareholders' approval in order to enter into an alternative acquisition agreement relating to a superior proposal. For a further description of the circumstances in which the termination fee is payable by the Company to Parent, see "The Merger Agreement—Termination Fee."

        Under no circumstance is Parent required to pay the Company a termination fee or reimburse the Company for costs and expenses incurred in connection with the merger agreement or the transactions contemplated thereby, including the merger.

Certain Material U.S. Federal Income Tax Consequences (Page 66)

        The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See "Material U.S. Federal Income Tax Consequences" beginning on page 66. The tax consequences of the merger to you will depend upon your own personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state and local, non-US and other tax consequences of the merger to you.

Certain Material PRC Income Tax Consequences (Page 69)

        The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law, or the "EIT Law," or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares and ADSs who are not PRC residents. If, however, the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise for tax purposes or that the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for our Shares or ADSs pursuant to the merger by our shareholders or ADS holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. See "Material PRC Income Tax Consequences" beginning on page 69.

Certain Material Cayman Islands Tax Consequences (Page 70)

        The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) a Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger. See "Certain Material Cayman Islands Tax Consequences" beginning on page 70.

Regulatory Matters (Page 38)

        The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

Conditions to the Merger (Page 59)

        The consummation of the merger is subject to the satisfaction of the following conditions:

  •
  the merger agreement and merger being approved by the shareholders at the extraordinary general meeting;

  •
  no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger; and

  •
  all governmental consents required to be obtained before the merger becomes effective having been obtained and any applicable waiting period having been terminated or expired.

        The obligations of Parent and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

  •
  the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger, subject generally to a material adverse effect (as defined in the merger agreement) exception;

  •
  the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date of the merger;

  •
  there not having been any change, event, circumstance, development, condition or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

  •
  the shareholders agreements among the Company and certain shareholders party thereto having been terminated;

  •
  the Company having delivered to Parent executed copies of various instruments, agreements and documents which relate to (i) the replacement of the board of directors, officers and other legal representatives of the Company and certain of its subsidiaries with Parent's designees (to be effected as soon as practicable following the closing of the merger), and (ii) the transfer to designees of Parent following the closing (subject to applicable regulatory filings) the legal ownership of the Company's variable interest entity in the PRC; and

  •
  the Company's cash reserves (net of transaction expenses incurred by the Company in connection with the merger and other related matters and certain other outstanding financial obligations) as of the closing date of the merger not being less than $133,000,000.

        The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

  •
  the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of Parent or Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement; and

  •
  each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

Market Price of the ADSs (Page 41)

        The closing price of the ADSs on NASDAQ on November 18, 2011, the last trading date prior to the announcement of the proposed merger transaction, was $5.37 per ADS. The merger consideration of $11.006 per ADS to be paid in the merger represents a premium of approximately 105% to that closing price and a 214% premium over the 30-day average price as quoted by Bloomberg L.P. on November 18, 2011, the last trading day prior to the announcement of the proposed merger transaction.

Fees and Expenses (Page 61)

        If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
AND THE MERGER

        The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:
Why am I receiving this proxy statement?

A:
Our board of directors is furnishing this proxy statement in connection with the solicitation of proxies to be voted at an extraordinary general meeting of shareholders or at any adjournments of the extraordinary general meeting.

Q:
Where and when will the extraordinary general meeting be held?

A:
The extraordinary general meeting will take place at the Company's offices at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China, on December 19, 2011, starting at 10:30 a.m. Beijing time.

Q:
What am I being asked to vote on?

A:
Parent has agreed to acquire the Company under the terms of the merger agreement that is described in this proxy statement. A copy of the merger agreement is attached to this proxy statement as Annex A. In order to complete the merger, our shareholders must vote to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby. We are seeking to obtain this approval at the extraordinary general meeting to be held on December 19, 2011. The approval of this proposal by our shareholders is a condition to the effectiveness of the merger. See "The Merger Agreement—Conditions of the Merger" beginning on page 59.

  You are also being asked to vote on a proposal to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to adopt the merger agreement.

  This proxy statement, which you should read carefully, contains important information about the merger, the merger agreement and the extraordinary general meeting. The enclosed voting materials allow you to vote your shares without attending the extraordinary general meeting.

Q:
What will I receive in the merger?

A:
If you own Shares at the time the merger is completed, you will be entitled to receive $2.7515 in cash, without interest, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your appraisal rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you may be entitled to the value of each share appraised pursuant to the Cayman Companies Law).

  If you own ADSs at the time the merger is completed, you will be entitled to receive $11.006 per ADS in cash, without interest, for each ADS you own as of the effective time of the merger unless you (i) surrender your ADSs to the ADS depositary, pay the ADS depositary's fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the close of business in New York City on December 7, 2011, and become a holder of Shares by the close of business in the Cayman Islands on December 9, 2011, and (ii) comply with the procedures and requirements for exercising appraisal rights for the Shares under Section 238 of the Cayman Companies Law, in which event you may be entitled to the value of each share appraised pursuant to the Cayman Companies Law.

  See "Certain Material U.S. Federal Income Tax Consequences," "Certain Material PRC Income Tax Consequences" and "Certain Material Cayman Islands Tax Consequences" beginning on page 66 for a more detailed description of the tax consequences of the proposed merger. You should consult with your own tax advisor for a full understanding of how the proposed merger will affect your U.S. federal, state, local and/or foreign taxes.

Q:
How will the Company's stock options be treated in the merger?

A:
Each outstanding, vested and unexercised option to purchase Shares under the Company Option Plans will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $2.7515 exceeds the exercise price per Share of such vested option.

  Each outstanding unvested option to purchase Shares and each outstanding but unvested share unit under the Company Option Plans will be cancelled at the effective time of the merger and converted into the right to receive a cash payment equal to the number of Shares underlying such unvested option or share unit multiplied by, in the case of unvested options, the amount by which $2.7515 exceeds the exercise price per Share of such unvested option, or, in the case of unvested share units, by $2.7515. Under the merger agreement, cash payments in respect of each outstanding and unvested option and unvested share unit that is cancelled at the effective time of the merger will be:

    •
    subject to the same terms and vesting conditions applicable to the grant of the relevant canceled unvested options or share units in respect of which payment is being made as would have applied to such cancelled unvested options or share units if the merger had not occurred (and accordingly such unvested option or share unit had not been cancelled); and

    •
    paid by the surviving company as promptly as reasonably practicable after the applicable vesting date of such unvested options or share units, as the case may be (taking into account internal payroll procedures and other relevant considerations).

Q:
What vote of our shareholders is required to adopt the merger agreement?

A:
Adoption of the merger agreement requires the approval by a special resolution, being a resolution authorizing the merger passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy at a meeting of the Company's shareholders (such voting to be conducted by poll) at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given. Certain of our shareholders have entered into irrevocable undertakings with Parent under which those shareholders have, among other things, agreed to vote their Shares, and have granted Parent a proxy to vote their Shares, representing, in the aggregate, approximately 69.6% of our outstanding Shares, in favor of the merger and the merger agreement. As a result, assuming compliance by such shareholders with their voting obligations under the irrevocable undertakings, no further vote in favor of the resolutions set forth above by any other shareholder of the Company will be required to approve the merger and approve and adopt the merger agreement and the transactions contemplated thereby, and, unless the merger agreement is terminated pursuant to its terms, the resolutions to approve the merger and approve and adopt the merger agreement and the transactions contemplated thereby will pass at the extraordinary general meeting, regardless of whether any other shareholders vote for or against such resolutions.

  Adoption of the resolution to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to adopt the merger agreement requires the approval of an ordinary resolution, being the affirmative vote of not less than a majority of the votes cast by such registered shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting.

  We expect that, as of December 9, 2011, the Share record date for the extraordinary general meeting, 104,824,751 Shares would be outstanding and entitled to vote at the extraordinary general meeting.

Q:
How does the Company's board of directors recommend that I vote on the proposals?

A:
After careful consideration, our board of directors recommends that you vote:

  •
  FOR the proposal to approve the merger and approve and adopt the merger agreement and the other transactions contemplated thereby; (including, but not limited to, the amendment and restatement of the Company's memorandum and articles of association) and

  •
  FOR the proposal to approve any motion to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

  You should read "The Merger—Reasons for the Merger and Recommendation Our Board of Directors" beginning on page 27 for a discussion of the factors that our board of directors considered in deciding to recommend the adoption of the merger agreement and the transactions contemplated thereby. In addition, in considering the recommendation of our board of directors with respect to the merger agreement, you should be aware that some of the Company's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 34.

Q:
Who is entitled to vote at the extraordinary general meeting?

A:
The Share record date for voting at the extraordinary general meeting is December 9, 2011. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share record date are entitled to vote at the extraordinary general meeting or any adjournment thereof. The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is December 2, 2011. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs by the close of business in New York City on December 7, 2011 and become a holder of Shares by the close of business in the Cayman Islands on December 9, 2011, the Share record date.

Q:
What constitutes a quorum for the extraordinary general meeting?

A:
The presence, in person or by proxy, of at least two shareholders representing at least one-third of the Company's outstanding voting Shares on the Share record date will constitute a quorum for the extraordinary general meeting.

Q:
After the merger is completed, how will I receive the cash for my Shares?

A.
As soon as practicable after the merger is completed, you will be sent, in a separate mailing, a letter of transmittal and other documents to be completed and delivered to the paying agent for the merger in order to receive the per Share merger consideration of $2.7515 in cash without interest. Once you have submitted your properly completed documents to the paying agent, including a letter of transmittal and stock certificates, if applicable, the paying agent will send you the merger consideration.

  If your Shares are represented by share certificates, unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 238 of the Cayman Companies Law, upon completion and delivery of the letter of transmittal and surrender of the share certificates (or affidavit and indemnity of loss in lieu of the share certificates), the paying agent will send to you the per Share merger consideration of $2.7515 in cash, without interest, in exchange for the cancellation of your share certificates after completion of the merger. If you hold your Shares in book-entry form, that is, without a share certificate, unless you validly exercise and have not effectively withdrawn or lost your appraisal rights in accordance with Section 238 of the Cayman Companies Law, upon completion and delivery of the letter of transmittal, the paying agent will automatically send to you the per Share merger consideration of $2.7515 in cash, without interest, in exchange for the cancellation of your Shares after completion of the merger. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, such transferee may be issued $2.7515 in cash for such transferred Shares payable upon due surrender of the share certificates representing such transferred Shares, if the share certificates (if any) which immediately prior to the effective time represented such Shares are presented to the paying agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

  If your Shares of the Company are held in "street name" by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:
After the merger is completed, how will I receive the cash for my ADSs?

A.
If you own ADSs, as soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person $11.006 per ADS in cash without interest (less 5¢ per ADS cancellation fee payable by holders of ADSs pursuant to the Deposit Agreement). The ADS depositary has no obligation to make payment of the ADS merger consideration unless it is in receipt of payment of the 5¢ per ADS cancellation fee.

  If your ADSs are represented by certificates, also referred to as American depositary receipts or ADRs, unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send to you a cheque for the per ADS merger consideration of $11.006 in cash, without interest (less 5¢ per ADS cancellation fee payable by holders of ADSs pursuant to the Deposit Agreement), in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in un-certificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send to you a cheque for the per ADS merger consideration of $11.006 in cash, without interest, in exchange for the cancellation of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from you a duly completed and signed U.S. Internal Revenue Service Form W-8 or W-9. In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the cheque for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee if the ADSs are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable.

  If your ADSs are held in "street name" by your broker, bank or other nominee, you will not be required to take any action to receive the merger consideration as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration with The Depository Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:
When do you expect the merger to be completed?

A:
We are working toward completing the merger as quickly as possible and currently expect the merger to close in the fourth quarter of 2011. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived, as permitted by law. However, there can be no assurance that the merger will be completed by the end of the fourth quarter of 2011 or at all.

Q:
What happens if the merger is not completed?

A:
If the merger and merger agreement are not approved by our shareholders, or if the merger is not completed for any other reason, our shareholders will not receive any payment for their Shares or ADSs pursuant to the merger agreement nor will the holders of any share options or share units receive payment in respect of such share options or share units. In addition, the Company will remain a public company. The ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ's listing requirements. In addition, the Company will remain subject to SEC reporting obligations.

  Under specified circumstances, the Company may be required to pay Parent a termination fee and/or reimburse Parent for its expenses, as described in "The Merger Agreement—Termination Fee" beginning on page 61.

Q:
How do I vote if Shares are registered in my name?

A:
If Shares are registered in your name (that is, you do not hold ADSs) as of the Share record date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

  Alternatively, if you own Shares as of the Share record date, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval of the merger and the approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, see below.

Q:
How do I vote if I own ADSs?

A:
If you own ADSs as of the close of business in New York City on December 2, 2011, the ADS record date, you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:30 a.m. New York City time on December 16, 2011. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of extraordinary general meeting and a voting instruction card. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions in the voting instruction cards received from holders of ADSs as of the close of business in New York City on December 2, 2011, the ADS record date. The ADS depositary must receive such voting instruction cards no later than 10:30 a.m. New York City time on December 16, 2011. The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do. If the enclosed voting instruction card is signed but is missing voting instructions, the ADS Depositary will deem such holder of ADSs to have instructed the ADS depositary to give a discretionary proxy to a person designated by the Company.

  Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs prior to the close of business in New York City on December 7, 2011 and become a holder of Shares by, and own such Shares as of, the close of business in the Cayman Islands on December 9, 2011, the Share record date. If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation prior to the close of business in New York City on December 7, 2011 together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (ii) payment of the ADS cancellation fees (5¢ per ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for Hong Kong Shanghai Bank Corp., the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder. If after registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Q:
If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:
Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote.

  Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, either directly or in ADS form, those Shares may not be voted.

Q:
What will happen if I abstain from voting or fail to vote on the proposal to adopt the merger agreement?

A:
If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:
May I change my vote?

A:
Holders of our Shares may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

  •
  First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Global Education & Technology Group Limited, 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China.

  •
  Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

  •
  Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

  If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder's Shares, the shareholder must follow directions received from the broker to change those instructions.

  Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:30 a.m. New York City time on December 16, 2011. A holder of ADSs can do this in one of two ways:

    •
    First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary.

    •
    Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS depositary bearing a later date than the voting instruction card sought to be revoked.

  If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:
Should I send in my share certificates or my ADSs now?

A:
No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your share certificates or your ADRs for the merger consideration. If your Shares or your ADSs are held in "street name" by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADSs in exchange for the merger consideration. Please do not send your certificates in now.

  All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry form) will automatically receive their cash consideration shortly after the merger is completed without any further action required on the part of such holders.

  Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADSs for delivery of the merger consideration. ADS owners will be receiving a notice from the ADS depositary relating to the foregoing.

Q:
What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:
The record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares of the Company after the record date for voting but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your purchaser, but will transfer the right to receive the per Share merger consideration of $2.7515 in cash without interest to the person to whom you transfer your Shares, so long as such person is registered as the owner of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

  The record date of ADSs for the extraordinary general meeting is December 2, 2011. If you transfer your ADSs after the ADS record date but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting, but will transfer the right to receive the per ADS merger consideration of $11.006 in cash without interest to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:
Do shareholders have appraisal rights?

A:
Yes. Shareholders who continue to hold their Shares until the consummation of the merger will have the right to seek appraisal and payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of appraisal rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise appraisal rights with respect to your Shares.

  ADS holders will not have the right to seek appraisal and payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not attempt to perfect any dissenters' rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise appraisal rights must surrender their ADSs to the ADS depositary, pay the ADS depositary's fees required for such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before the close of business in New York City on December 7, 2011, and become registered holders of Shares by the close of business in the Cayman Islands on December 9, 2011. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenter and appraisal rights with respect to the Shares under Section 238 of the Cayman Companies Law.

  We encourage you to read the section of this proxy statement entitled "Dissenters' Rights" beginning on page 90 as well as "Annex C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238" to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your appraisal rights.

Q:
If I own ADSs and seek to perfect appraisal rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:
If you own ADSs and wish to exercise appraisal rights, you must surrender your ADSs at the ADS depositary's office at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401; Attn: ADR Administration. Upon your payment of its fees, including the applicable ADS surrender fee (5¢ per ADS being cancelled), and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or alternatively, that you will not vote the Shares), the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

  The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business in New York City on December 7, 2011.

Q:
Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:
We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs held of record by such nominee holders. We will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Q:
Do any of the Company's directors or executive officers have interests in the merger that may differ from those of other shareholders?

A:
Yes. Some of the Company's directors or executive officers have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company's shareholders generally, including: (a) cash-out of in-the-money share options held by directors and employees, the payment of which, in the case of unvested share options, is subject to continued vesting; (b) continued indemnification and advancement rights and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company; and (c) the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 34 for a more detailed discussion of how some of our Company's directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

Q:
How will our directors and executive officers vote on the proposal to adopt the merger agreement?

A:
Mr. Zhang, our chief executive officer and a director of the Company, together with Ms. Zhang, the chairman of the Company's board of directors, and certain shareholder parties related to or affiliated with them which collectively hold approximately 42.9% of the outstanding Shares, have entered into an irrevocable undertaking with Parent under which those shareholders have agreed to vote their Shares in favor of the merger agreement. In addition, SB Asia Investment Fund

  II L.P., a Cayman Islands limited partnership and a major shareholder of the Company, holding approximately 26.7% of the outstanding Shares, has also entered into an irrevocable undertaking with Parent under which it has agreed to vote its Shares in favor of the merger agreement. See "The Merger—Voting by Certain Shareholders at the Extraordinary General Meeting" beginning on page 36 for additional information on such voting arrangements and how they may impact the approval and adoption of the merger agreement and the transactions contemplated thereby at the extraordinary general meeting.

Q:
What are the U.S. federal income tax consequences of tendering my Shares pursuant to the merger?

A:
A tendering shareholder's receipt of cash upon the purchase of the shareholders' Shares or ADSs pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under other applicable tax laws.

  For U.S. federal income tax purposes, subject to the discussion in "Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company," if you sell your Shares or ADSs pursuant to the merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the Shares or ADSs you sell, assuming that you hold your Shares or ADSs as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Shares or ADSs you sell have been held for more than one year on the date of sale, and short-term capital gain or loss if held for one year or less on the date of sale.

  Based on the composition of our income and assets and valuation of our assets for the first three quarters of the current taxable year ending December 31, 2011, we believe that we will likely be a passive foreign investment company, or a "PFIC," for U.S. federal income tax purposes in the current taxable year. If we are a PFIC for the current taxable year or have been a PFIC in any taxable year during which you held your Shares or ADSs and you are a U.S. Holder (as defined in "Certain Material U.S. Federal Income Tax Considerations"), such holder will be subject to special rules that could result in certain adverse U.S. federal income tax consequences (including but not limited to inapplicability of long-term capital gain treatment).

  This discussion of U.S. federal income tax consequences is general in nature. It may not be applicable to all shareholders, some of whom may be subject to special tax rules. You should consult your tax advisor regarding your specific tax situation and the tax consequences to you of selling your Shares or ADSs in the merger.

  The foregoing summary is qualified in its entirety by reference to "Certain Material U.S. Federal Income Tax Considerations" beginning on page 66.

Q:
What do I need to do now?

A:
We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:
Who can help answer my questions?

A:
If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company's Investor Relations Supervisor, Ms. Wang Ke, at the executive offices of the Company located at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China, telephone number: +86 10 6212 5800, ext. 671; fax number: +86 10 8011-5555.

THE MERGER

Background of the Proposed Merger

        Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. The Company does not believe such differences are material to the discussion contained below.

        As part of the ongoing evaluation of our business, we consider a variety of strategic alternatives and have acquired various businesses over the years. In that regard, representatives of the Company have from time to time discussed potential business relationships with representatives of various companies in the education businesses that might expand our business, improve our competitive position and enhance shareholder value.

        The Company began operations in 2001 with the establishment of its first learning center in Beijing, offering English-language test preparation courses. In early 2010, we began planning for a potential initial public offering and, in anticipation of this initial public offering, Global Education & Technology Group Limited was incorporated in the Cayman Islands in December 2009 as the Company's listing vehicle and ultimate holding company.

        In February 2010, we retained Credit Suisse as the lead underwriter for our initial public offering, which was then scheduled for fall of 2010.

        In July 2010, representatives of Parent began periodically contacting Mr. Yongqi Zhang, a director and the Chief Executive Officer of the Company, to discuss mutual business opportunities and ways to cooperate in China's education space. During one of these meetings, Parent raised the possibility of a potential strategic transaction between the Company and Parent. However, at no point during these discussions did Parent make a formal offer to Mr. Zhang or any other representative of the Company regarding a possible transaction. After being apprised by Mr. Zhang of Parent's interest in the Company on or around July 2010, our board of directors determined that Parent's proposal was too indeterminate and resolved that, unless a clearer offer was presented by Parent, our board of directors and the Company should continue to focus most of their attention on the initial public offering. Representatives of Parent had previously contacted Mr. Zhang about a possible acquisition as early as June 2008, but those discussions were brief and no meaningful progress towards a transaction was made.

        On September 23, 2010 and September 24, 2010, representatives of Parent contacted Credit Suisse, stating that Parent was considering making a proposal to acquire the Company at the "IPO price." During the discussions, Parent affirmed that it was interested in acquiring the Company, subject to due diligence and further internal approvals. No further terms were discussed and no written offer was made. After discussions with and at the direction of representatives of the Company and SB Asia Investment Fund II L.P., Credit Suisse indicated to Parent that given the advanced stage of the initial public offering preparations, representatives of SB Asia Investment Fund II L.P. would only entertain an offer if a substantial amount of the acquisition consideration was set aside in escrow by Parent as a "deposit," and that any negotiations with Parent would be on a dual track with preparations for the Company's initial public offering. Following these discussions, Parent rejected the proposed terms and terminated discussions regarding a possible acquisition.

        On October 8, 2010, the Company completed its initial public offering at $10.50 per ADS (representing $2.625 per Share), which was at the high end of our underwriters' target price range.

        On April 7, 2011, Parent provided to the Company an unsolicited, non-binding indication of interest letter which provided that Parent was willing to acquire all the Company's outstanding Shares, including Shares underlying the ADSs and outstanding options, for $10.50 in cash per ADS (representing $2.625 per Share), and outlining other terms. The letter specified that the offer price was based on certain assumptions, including as to the number of fully-diluted Shares outstanding, and provided that the offer was subject to confirmatory due diligence. Parent requested a period of exclusivity in which to conduct due diligence. Parent's offer price was the same as the initial public offer price of the ADSs in October 2010 and, at the time Parent's offer was made, represented a premium of approximately 70% over the ADS price of $6.17 at the close of business on April 6, 2011, the last trading day before the offer was made.

        In mid-April 2011, members of the Company's management and representatives of SB Asia Investment Fund II L.P. met with the Company's legal advisor, O'Melveny & Myers LLP, or O'Melveny & Myers, to discuss Parent's proposal and the Company's strategic plans and alternatives. O'Melveny & Myers reviewed and provided legal advice regarding certain legal aspects of Parent's proposal. After discussion, members of the Company's management and representatives of SB Asia Investment Fund II L.P. concluded that the per Share consideration proposed by Parent was not satisfactory and did not provide a basis for further discussions, following which Mr. Zhang informed Parent that the Company would not pursue further discussion of the proposal for these reasons.

        On July 12, 2011, the Company received a second non-binding indication of interest letter from Parent, in which Parent increased its proposed per ADS consideration to $11.25 in cash (representing $2.8125 per Share), subject to confirmatory due diligence and based on certain assumptions, including as to the number of fully-diluted Shares outstanding. In the July 12, 2011 letter, Parent stated that it had sufficient cash and committed borrowing facilities available to fully fund the proposed acquisition and, accordingly, that its proposal was not subject to any condition based on the availability of financing. Parent further stated in the letter that it was willing to acquire 100% ownership of the Company and contemplated making an all-cash offer of approximately $294 million for all of the fully diluted Shares (including all options, warrants and convertible securities), based on Parent's understanding of the fully diluted Shares outstanding at the time of the letter. Mr. Zhang contacted the members of our board of directors to inform them of the contents of the letter.

        On July 15, 2011, our board of directors met with representatives of O'Melveny & Myers and members of the Company's management to discuss the revised proposal received from Parent. At the meeting, our board of directors considered certain financial aspects of Parent's revised proposal and discussed other relevant considerations. After discussion, the board met in executive session with a representative of O'Melveny & Myers who reviewed with the directors their legal duties and responsibilities and various legal considerations relating to the board's evaluation and any decision to engage in discussions and a due diligence process with Parent. The directors discussed Parent's proposal, forecasts of the Company's future performance as a stand-alone entity prepared by management and other financial materials regarding the Company. After discussion, our board of directors concluded that Parent's revised proposal offered the prospect of sufficient value to support further discussion with Parent. The board authorized management to provide customary business and financial due diligence information to Parent (subject to a non-exclusive confidentiality agreement) and authorized management of the Company together with O'Melveny & Myers to negotiate the terms of a potential transaction subject to approval by the Company's board of directors. At the meeting, the board also determined that Credit Suisse was independent for purposes of reviewing the Company's strategic alternatives, including Parent's proposal, and authorized management to engage Credit Suisse as the exclusive financial advisor of the Company in connection with this review. The board also authorized management to engage Conyers Dill & Pearman as the Company's Cayman Islands special counsel to render legal advice in connection with a potential transaction. Credit Suisse executed an engagement letter with the Company on July 27, 2011.

        Immediately following the July 15, 2011 meeting of our board of directors, Mr. Zhang and representatives of Credit Suisse separately contacted representatives of Parent to communicate that the Company's board of directors was willing to consider the possibility of a transaction based on the proposal provided by Parent on July 12, 2011.

        Beginning in mid-July, 2011, the Company and its representatives worked to set up an online data room that contained customary business and financial due diligence information about the Company. The online data room was established on July 20, 2011 and was periodically updated thereafter.

        On July 26, 2011, Parent executed a confidentiality and standstill agreement with the Company that did not contain exclusivity terms. The agreement included standstill restrictions on Parent that would continue for one year following the date of the confidentiality agreement. On July 28, 2011, Parent was granted access to the online data room and commenced a due diligence review of the Company.

        On August 11, 2011, representatives of the Company made a presentation to representatives of Parent regarding the business, prospects and financial condition of the Company.

        During August 2011, representatives of Parent, Morgan Lewis & Bockius LLP, or "Morgan Lewis," Parent's legal counsel, TransAsia Lawyers, Parent's PRC special legal counsel, and KPMG Advisory (China) Limited, Parent's forensic auditing advisors, continued to conduct additional due diligence on the Company, including the review of materials in the online data room and diligence calls with management and the Company's other representatives.

        On August 18, 2011, Morgan Lewis provided O'Melveny & Myers a summary term sheet setting forth the material terms of a proposed merger involving Parent and the Company. This term sheet reflected Parent's position that the transaction should be fully "locked up"; that is, that the Company would be prohibited from terminating the merger agreement in order to enter into an alternative transaction that the Company's board of directors, in the exercise of its fiduciary duties, determined to be superior to Parent's proposal. The term sheet also reflected that, under certain circumstances, the Company would be required to pay a break-up fee to Parent in an amount equal to 4.0% of the aggregate merger consideration.

        On August 20, 2011, the Company made available management's financial projections for the fiscal year ending December 31, 2011 through the fiscal year ending December 31, 2013 to Parent and its advisors.

        On August 22, 2011, the management of the Company discussed by teleconference with representatives of Credit Suisse and O'Melveny & Myers the term sheet that was sent to O'Melveny & Myers by Morgan Lewis. Following this meeting, and into September 2011, regular interactions relating to negotiations over the terms of the merger took place between representatives of the Company and Parent, and their respective legal advisors, O'Melveny & Myers and Morgan Lewis. O'Melveny & Myers and members of the Company's management periodically informed the directors of the Company on the progress and nature of discussions and negotiations with Parent regarding the merger.

        On August 26, 2011, our board of directors met with the Company's management and received an update on the on-going diligence review of the Company by Parent.

        On September 9, 2011, representatives of the Company sent Parent a mark-up of the August 18, 2011 term sheet, which reflected comments from the Company and O'Melveny & Myers on the original deal terms proposed by Parent and Morgan Lewis. One of the key points of contention that was reflected in the mark-up was the ability of Parent to fully lock-up the deal and restrict the Company from terminating the merger agreement under any circumstances prior to the vote of its shareholders to approve the merger. The Company and its counsel insisted on a reasonable "fiduciary out" to enable the Company's board of directors to evaluate competing acquisition proposals and, in certain circumstances, to terminate the merger agreement in the event there was a superior acquisition proposal presented to the Company.

        On September 14, 2011, Parent notified the Company through representatives of Credit Suisse that it needed more time to complete its analysis of the proposed transaction. Mr. Zhang thereafter contacted the members of our board of directors to inform them of this development.

        On October 7, 2011, representatives of Parent informed Mr. Zhang and representatives of Credit Suisse that it intended to accelerate discussions on the possibility of the merger on the basis of the terms of the July 12, 2011 letter. The parties and their advisors continued negotiations and discussions with a view to sign a definitive agreement and plan of merger as soon as possible in November.

        On October 21, 2011, Morgan Lewis delivered an initial draft of the merger agreement to O'Melveny & Myers, after which O'Melveny & Myers, Morgan Lewis, the Company and Parent began negotiating the terms of the merger agreement. Negotiations continued from October 21, 2011 through November 18, 2010. The negotiations focused on, among other things, (a) the ability of the Company to receive and accept alternative acquisition proposals (i.e., whether the deal would be fully "locked up"), (b) the amount of break-up fee payable by the Company to Parent in certain circumstances, including, if the deal was not fully "locked up," in the event of an alternative transaction, (c) the Company's minimum net cash balance as a closing condition, (d) the treatment of the Company's outstanding, unvested options, and (e) whether Parent or one of its subsidiaries should enter into the merger agreement.

        On November 7, 2011, Parent informed members of the Company's management that the assumption set forth in its July 12, 2011 letter regarding the number of fully-diluted Shares that were outstanding was incorrect. As a result, while Parent was still prepared to pay the total purchase price of $294 million for all of the Company's outstanding Shares on a fully-diluted basis, the per share consideration payable in the merger should be reduced by approximately $0.30 per ADS (or $0.075 per Share) to approximately $10.95 per ADS (or $2.7375 per Share) because a greater number of fully diluted Shares were actually outstanding than the number of Shares that Parent assumed were outstanding in its July 12, 2011 letter.

        From November 7, 2011 through November 13, 2011, representatives of the Company had various discussions and meetings with representatives of Parent to discuss the calculation of the offer price per Share and price per ADS.

        During the period that the Company and its representatives were negotiating with Parent regarding the calculation of the price per Share and price per ADS, certain members of our board of directors held various meetings with members of the Company's management, representatives of SB Asia Investment Fund II L.P., and the Company's advisors to consider the adjustment to the per Share and per ADS consideration that had been proposed by Parent. At these meetings, the parties concluded that Parent would likely be unwilling to proceed with the merger at the $11.25 per ADS offer price because its board was unwilling to increase the total merger consideration significantly above the $294 million that was set forth in Parent's July 12, 2011 letter. Accordingly, a conclusion was arrived at that the Company and its advisors should continue to negotiate with Parent regarding a proposed transaction (and attempt to "split the difference" in the calculation of the price per Share and price per ADS) because, even if the Company ultimately accepted Parent's proposal to reduce the per ADS consideration by $0.30, the price of $10.95 per ADS would still represent a premium of 220% over the average closing price of the ADSs during that week and a premium to the initial public offer price of the Company's ADSs in October 2010 (which was $10.50 per ADS and $9.765 per ADS in proceeds before expenses). Furthermore, given the deteriorating financial conditions of the world economy and disruption caused by the European sovereign debt crisis at the time, it was further determined that it would be in the best interest of the Company's shareholders to attempt to provide them with an attractive liquidity event at a high premium, and that it should to continue to pursue the transaction, even at a price below the July 12, 2011 offer price.

        During the week of November 14, 2011, representatives of Parent and the Company ultimately agreed on a purchase price of $11.006 per ADS (representing $2.7515 per Share), subject to approval by the Company's board of directors. During this period, certain other outstanding deal terms were also resolved, including the right for the Company to terminate the merger agreement at any time prior to shareholder approval of merger in order to accept a superior proposal (subject to the terms of the merger agreement), the reduction in the breakup fee from 4.0% of the aggregate merger consideration (the amount initially proposed by Parent) to 3.5% of the aggregate merger consideration, and the reduction in the amount required by the net cash closing condition to $133,000,000.

        On November 18, 2011, the Company's board of directors held a special meeting by teleconference to consider the merger and review the near final draft of the definitive documents negotiated between representatives of the Company and Parent. Representatives from Conyers Dill and Pearman reviewed the board's fiduciary duties, following which representatives of O'Melveny & Myers outlined in detail the principal terms of the merger agreement, the structure of the merger and the process for obtaining shareholder approval and closing the merger. O'Melveny & Myers also described the few open issues that remained to be resolved. Also at this meeting, Credit Suisse reviewed with the board of directors of the Company certain financial analyses, and indicated that, if requested by the Company's board of directors, Credit Suisse was prepared to render its opinion as to the fairness, from a financial point of view, of the consideration to be received in the merger by the holders of the Shares and ADSs, other than the Excluded Persons. Credit Suisse subsequently delivered its written opinion to the board of directors on November 19, 2011, which stated that, as of November 19, 2011, the $2.7515 per Share merger consideration and the $11.006 per ADS merger consideration to be received by holders of Shares and ADSs, respectively, other than the Excluded Persons, was fair, from a financial point of view, to such holders of Shares and ADSs, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion (as more fully described under the caption "The Merger—Opinion of the Board's Financial Advisor" on page 29). Following extended discussion, all of the directors present at the meeting unanimously declared that the merger agreement and the merger with Parent were advisable, fair to and in the best interests of the Company's shareholders. The board approved the merger agreement (with management directed to negotiate an acceptable resolution of the open issues) and the merger with Parent in accordance with Cayman Islands law and recommended that the Company's shareholders approve the merger and approve and adopt the merger agreement. Our board of directors authorized the appropriate officers of the Company to finalize, execute and deliver the merger agreement and related documents.

        Following the November 18, 2011 meeting of our board of directors, representatives of the Company and Parent and their advisors finalized the documentation for the transaction. After the close of trading on NASDAQ on Friday, November 18, 2011, the merger agreement was finalized and executed on Saturday, November 19, 2011 and each of the Company and Parent issued separate press releases announcing the agreement prior to the opening of trading on NASDAQ on November 21, 2011.

Reasons for the Merger and Recommendation of Our Board of Directors

        Our board of directors recommends that you vote "FOR" adoption of the merger agreement and approval of the transactions contemplated thereby and "FOR" adjournment of the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adopting the merger agreement and approving the transactions contemplated thereby at the time of the extraordinary general meeting.

        At a special meeting of our board of directors on November 18, 2011, after careful consideration, including consultation with financial and legal advisors, all of the directors present at the meeting unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interests of the Company and its shareholders and approved the merger agreement. In the course of reaching its decision over several board meetings, our board of directors consulted with our senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not necessarily in order of relative importance):

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  our board of directors' knowledge of our business, financial condition, results of operations, prospects and competitive position and its belief that the merger is more favorable to our shareholders than any other alternative reasonably available to the Company and our shareholders, including the alternative of remaining a publicly-traded company;

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  our board of directors' recognition of the challenges in our efforts to increase shareholder value as an independent publicly-traded company, including competition from companies with substantially greater resources than we currently have;

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  global economic conditions and the potential effects on our financial condition;

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  estimated forecasts of our future financial performance prepared by our management, together with our management's view of our financial condition, results of operations, business, prospects and competitive position;

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  the limited trading volume of our ADSs on NASDAQ;

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  the belief of the board of directors that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable;

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  the all-cash merger consideration, which will allow our shareholders to immediately realize liquidity for their investment and provide then with certainty of the value of their Shares and ADSs, while avoiding the risks inherent in the Company's long-term business plan;

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  the current and historical market prices of our ADSs, including the fact that the merger consideration offered to our unaffiliated shareholders and ADS holders represents a 105% premium to the closing price of our ADSs on November 18, 2011, the trading day immediately prior to the publicly announced going private transaction proposal. The fact that the $11.006 per ADS merger consideration to be paid to unaffiliated shareholders and ADS holders in the merger also represents a (i) 214% premium over the 30-day average closing price as quoted by Bloomberg L.P. on November 18, 2011, the last trading day prior to the Company's announcement of the merger on November 21, 2011, and (iii) 164% premium over the 90-day average closing price as quoted by Bloomberg L.P. on November 18, 2011, the last trading day prior to the Company's announcement of the merger on November 21, 2011;

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  the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain at least the per ADS merger consideration of $11.006, as adjusted for present value;

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  the negotiations with respect to the merger consideration that, among other things, led to an increase in the offer price from $2.625 per Share (or $10.50 per ADS) to $2.7515 per Share (or $11.006 per ADS) and our board of directors' determination that, following extensive negotiations with Parent, $2.7515 per Share was the highest price that Parent would agree to pay, with the board of directors basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the board of directors and its advisors;

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  the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

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  the absence of a financing condition in the merger agreement;

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  the likelihood and anticipated timing of completing the proposed merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals;

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  the Company's ability to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement; and

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  the business reputation and capabilities of Parent and its management and the substantial financial resources of Parent, which the board of directors believed supported the conclusion that a transaction with Parent could be completed in an orderly manner;

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  the financial analysis reviewed by Credit Suisse with the Company's board of directors, and the opinion of Credit Suisse, dated November 19, 2011, to the Company's board of directors as to the fairness, from a financial point of view, as of November 19, 2011, of the $2.7515 per Share merger consideration and the $11.006 per ADS merger consideration to be received by holders of Shares and ADSs, respectively, other than the Excluded Persons, in the merger, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion (see "The Merger—Opinion of the Board's Financial Advisor");

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  the ability of our board of directors under certain circumstances, pursuant to the terms of the merger agreement described below in "Merger Agreement—No Solicitation of Company Acquisition Proposals" and "The Merger Agreement—Change of Recommendation," to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the merger agreement and the date of the approval of the merger by our shareholders, to furnish information and conduct negotiations with such third parties and, in certain circumstances, to terminate the merger agreement, subject to the payment to Parent of a termination fee, and accept a superior proposal, consistent with our board of directors' fiduciary obligations;

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  the belief that the $10.29 million termination fee that would be payable by the Company to Parent in connection with the termination of the merger agreement to enter into a superior proposal (which represents approximately 3.5% of the aggregate fully diluted equity value of the transaction under the merger agreement) was reasonable in the context of termination fees payable in other transactions and in light of the overall terms of the merger agreement; and

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  the availability of appraisal rights to the shareholders (and any ADS holder who elects to first exchange his or her ADSs for the underlying Shares) who comply with all of the required procedures under the Cayman Companies Law for exercising dissenters' and appraisal rights, which allow such holders to seek appraisal of the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The Company's board of directors also considered the following potentially negative factors concerning the merger agreement and the merger (not necessarily in order of relative importance):

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  the fact that the Company's shareholders will have no ongoing equity participation in the Company following the merger, and that the Company's shareholders will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Company's Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

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  the absence of general efforts to contact third parties who might consider an acquisition of the Company and the possibility that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the merger;

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  the fact that since the Company became publicly listed on October 8, 2011, the highest historical closing price of our ADSs since our initial public offering in October 2010 ($12.20 per ADS, which represents $3.05 per Share) exceeds the per ADS and per Share merger consideration offered by Parent;

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  the possibility that Parent could sell some or all of the Company following the merger to one or more purchasers at a valuation higher than that being paid in the merger;

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  the restrictions on the conduct of the Company's business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

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  the risks and costs to the Company if the proposed merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

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  that the Company will be required to, under certain circumstances, pay Parent a termination fee of $10.29 million in connection with the termination of the merger agreement which could, but in the view of our board of directors should not, discourage other potential bidders from making a competing offer to acquire the Company;

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  the possibility that the merger might not be consummated and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel;

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  the taxability of an all cash transaction to our unaffiliated shareholders and ADS holders who are U.S. Holders for U.S. federal income tax purposes (as defined under "Certain Material U.S. Federal Income Tax Consequences"); and

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  the possibility that Parent and Merger Sub may be unable or unwilling to complete the merger, including if Parent and Merger Sub are unable to obtain sufficient financing to complete the merger (notwithstanding that financing is not a condition to the closing of the merger) or if Parent and Merger Sub choose not to complete the merger despite the availability of financing (in which case, we would need to commence litigation against Parent and Merger Sub to compel them to consummate the merger).

        During its consideration of the transaction with Parent, our board of directors was also aware that some of our directors and executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company's shareholders generally, as described in "The Merger—Interests of Certain Persons in the Merger" beginning on page 34.

        The foregoing discussion of the factors considered by our board of directors is not intended to be exhaustive and only includes the material factors considered by our board of directors. In view of the large number of factors considered by our board of directors in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, our board of directors did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did our board of directors evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others.

Opinion of the Board's Financial Advisor

        The Company retained Credit Suisse to act as its financial advisor in connection with the merger. The Company requested that Credit Suisse evaluate the fairness of the consideration, from a financial point of view, to be received in the merger by the holders of Shares and ADSs, other than the Excluded Persons. On November 19, 2011, Credit Suisse delivered an opinion to the Company's board of directors that, as of November 19, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion, the $2.7515 per Share merger consideration and the $11.006 per ADS merger consideration to be received in the merger by holders of the Shares and the ADSs, respectively, other than the Excluded Persons, was fair, from a financial point of view, to such holders.

        The full text of Credit Suisse's opinion, dated November 19, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in connection with its opinion, is attached as Annex B and is incorporated into this proxy statement by reference in its entirety. Holders of Shares and ADSs are encouraged to read this opinion carefully in its entirety. Credit Suisse's opinion was provided for the information of the board of directors of the Company in connection with its evaluation of the consideration to be received in the merger by the holders of Shares and ADSs, other than the Excluded Persons, and Credit Suisse's opinion does not constitute advice or a recommendation to any holder of Shares or ADSs as to how such person should vote or act on any matter relating to the proposed merger. Credit Suisse's opinion addresses only the fairness, from a financial point of view, to the holders of Shares and ADSs, other than the Excluded Persons, of the consideration to be received in the merger and does not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. The following summary of the Credit Suisse opinion is qualified in its entirety by reference to the full text of the opinion attached as Annex B, which you are encouraged to read in its entirety.

        In connection with arriving at its opinion, Credit Suisse did not independently verify any of the information utilized in its financial analyses, and assumed and relied on such information being complete and accurate in all material respects. With respect to certain financial forecasts for the Company, which were prepared by the Company's management, management advised Credit Suisse and Credit Suisse assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Credit Suisse's opinion was necessarily based upon information, including information made available to Credit Suisse, as of November 11, 2011 and financial, economic, market, currency exchange rates and other conditions as they existed and could be evaluated on such date and upon certain assumptions regarding such financial, economic, market, currency exchange rates and other conditions, which were subject to heightened volatility and which, if different than assumed, could have had a material impact on Credit Suisse's analyses. Credit Suisse's opinion did not address the merits of the merger as compared to alternative transactions or strategies that may be available to the Company, nor did it address the Company's underlying decision to proceed with the merger.

        In preparing its opinion to the board of directors of the Company, Credit Suisse performed a variety of financial analyses, including those described below. The following is a summary of the implied per share equity reference ranges for the Shares and the ADSs indicated by the material financial analyses performed by Credit Suisse for the board in connection with the preparation of Credit Suisse's opinion and reviewed with the board at a meeting held on November 18, 2011.

Selected Companies Analysis

        Credit Suisse reviewed certain financial data, multiples and ratios for publicly traded companies that Credit Suisse determined were appropriate for purposes of a selected companies analysis, although none of the selected companies are directly comparable to the Company and there may have been other companies that operate in similar industries to the Company or have similar principal lines of business or financial or operating characteristics to the Company. The selected companies analysis indicated an implied per share equity reference range for the Shares of $0.80 to $1.85 and an implied per ADS equity reference range for the ADSs of $3.20 to $7.60, as compared to the equity consideration per Share of $2.7515 and per ADS of $11.006 payable in the merger.

Selected Acquisitions Analysis

        Credit Suisse reviewed certain transaction multiples in publicly announced transactions, which involved companies with businesses that Credit Suisse determined were appropriate for a selected acquisitions analysis, although none of the companies that participated in the selected transactions are directly comparable to the Company nor are any of the transactions directly comparable to the merger. The selected acquisitions analysis indicated an implied per share equity reference range for the Shares of $2.10 to $3.20 and an implied per ADS equity reference range for the ADSs of $8.50 to $12.80, as compared to the equity consideration per Share of $2.7515 and per ADS of $11.006 payable in the merger.

Discounted Cash Flow Analysis

        Credit Suisse performed a discounted cash flow analysis of the Company in order to calculate the estimated present value of the unlevered, after tax free cash flows for the Company, based on the forecast provided to Credit Suisse by the Company's management. The discounted cash flow analysis indicated an implied per share equity reference range for the Shares of $2.00 to $3.10 and an implied per ADS equity reference range for the ADSs of $7.95 to $12.40, as compared to the equity consideration per Share of $2.7515 and per ADS of $11.006 payable in the merger.

        Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined by the Company and Parent, and the decision to enter into the merger was solely that of the Company's board of directors. Neither Credit Suisse's opinion nor its financial analyses were determinative of the consideration or of the views of the Company's board of directors or the Company's management with respect to the merger.

        No company, transaction or business used in Credit Suisse's analyses for comparative purposes is identical to the Company or the proposed merger. Any evaluation of the results of Credit Suisse's analyses is not entirely mathematical. Rather, Credit Suisse's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The results of each analysis were taken into account in reaching Credit Suisse's overall conclusion with respect to fairness and Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The ranges indicated by Credit Suisse's analyses are illustrative and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses related to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company and the control of Credit Suisse. Accordingly, the estimates used in, and the illustrative ranges derived from, Credit Suisse's analyses are inherently subject to substantial uncertainty.

        The foregoing summary of the ranges indicated by the material financial analyses is not a complete description of the analyses underlying Credit Suisse's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations as to the most appropriate and relevant methods of financial, comparative and other analyses and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that the totality of its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors or focusing on information presented in summary format, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        The Company engaged Credit Suisse as its financial advisor in connection with the merger based on Credit Suisse's qualifications, experience and reputation, and its familiarity with the Company and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the Company's engagement letter with Credit Suisse for its financial advisory services in connection with the merger, the Company agreed to pay Credit Suisse a fee customary for transactions of this nature, a significant portion of which is contingent upon the consummation of the merger. Credit Suisse also became entitled to receive a fee upon the rendering of its opinion. The Company also agreed to reimburse Credit Suisse for certain expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Credit Suisse's engagement.

Alternatives to the Proposed Merger

        Other than its negotiations with Parent as further described in "The Merger—Background of the Proposed Merger," the Company's board of directors did not initiate a process for the sale of the Company. After careful consideration, taking into account our board of directors' awareness of market participants, the uncertain state of the global financial markets and the absence of any actionable offers to date, the Company's board of directors determined that there was no reasonably identifiable alternative to the proposed sale of the Company to Parent, and in light thereof, no attempt was made to contact third parties who might otherwise consider an acquisition of the Company. Since the Company's receipt of the first proposal letter from Parent on April 12, 2011, the Company has not received any actionable offer from any third party for (i) a merger or consolidation of the Company with another company, (ii) the sale or transfer of all or substantially all of the Company's assets or (iii) the purchase of all or a substantial portion of the Company's Shares that would enable such person to exercise control of or significant influence over the Company. The Company's board of directors also took into account that, prior to the receipt of shareholder approval of the merger, under certain circumstances (and subject to the terms of the merger agreement), the Company can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee. In this regard, the Company's board of directors recognized that it has flexibility under the merger agreement to respond to an acquisition proposal by a third party that is or is reasonably likely to result in a superior proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such acquisition proposal is a superior proposal, recommend such proposal to the Company's shareholders).

        The Company's board of directors did consider other forms of transactions with Parent such as a tender offer, but after consultation with its legal advisors, it determined that structuring the acquisition as a merger provided the Company and its shareholders the most deal certainty.

Effects on the Company if the Merger is not Completed

        If the merger agreement is not adopted by the Company's shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares or ADSs in connection with the merger. Instead, the Company will remain an independent public company and the ADSs will continue to be listed and traded on NASDAQ. In addition, if the merger is not completed, we expect that management will operate the business in a manner similar to that in which it is being operated today and that the Company's shareholders will continue to be subject to the same risks and opportunities as they currently are. Accordingly, if the merger is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs. Under specified circumstances, the Company may be required to pay Parent a termination fee as described in "The Merger Agreement—Termination Fee" beginning on page 61. From time to time, the Company's board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not adopted by the Company's shareholders or if the merger is not consummated for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

        Parent has represented and undertaken to the Company in the merger agreement that it has, and at the time of closing it and Merger Sub will have, as cash on hand or through committed borrowing facilities, sufficient funds required to complete the merger and related transactions, including payment of fees and expenses in connection with the merger.

        Parent and Merger Sub's ability to obtaining financing to fund the merger consideration is not a condition to the closing of the merger and Parent and Merger Sub's obligation to consummate the transactions contemplated by the merger agreement is irrespective of the availability of the Parent and Merger Sub to obtain such financing.

Termination Fee

        In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee (which is US$10.29 million) to Parent, the payment by the Company of the termination fee is Parent's sole and exclusive remedy against the Company and its affiliates and representatives except in the event of fraud or willful breach.

        Under the merger agreement, Parent is not required under any circumstances to pay the Company a termination fee or contractually obligated to reimburse the Company's costs and expenses incurred in connection with the merger. However, there is no limitation on damages recoverable by the Company from Parent or Merger Sub in the event of a breach of the merger agreement by Parent or Merger Sub.

        Each of the parties to the merger agreement is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee, neither Parent nor Merger Sub will be entitled to injunctive relief).

Interests of Certain Persons in the Merger

        When considering the recommendation of our board of directors, you should be aware that the members of our board of directors and our executive officers have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company's shareholders generally, pursuant to certain agreements between such directors and executive officers and Parent and certain Company benefit plans. The Company's board of directors was aware of such interests and considered them, among other matters, in reaching its decisions to approve the merger, and to approve and adopt the merger agreement and the other transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and approving and adopting the merger agreement and the other transactions contemplated thereby.

Treatment of Existing Share Options, Including Those Held by Officers and Directors

        In the event that the merger is approved by the Company's shareholders and closes, each holder of vested and unvested options and/or share units under the Company Option Plans will be entitled to receive cash consideration in connection with the merger. Some of the holders of the Company's options and share units are directors and executive officers of the Company.

        Each outstanding, vested and unexercised option to purchase Shares under the Company Option Plans will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $2.7515 exceeds the exercise price per Share of such vested option.

        Pursuant to the merger, each outstanding unvested option to purchase Shares and each outstanding but unvested share unit under the Company Option Plans will be cancelled at the effective time of the merger and converted into the right to receive a cash payment equal to the number of Shares underlying such unvested option or share unit multiplied by, in the case of unvested options, the amount by which $2.7515 exceeds the exercise price per Share of such unvested option, or, in the case of unvested share units, by $2.7515. Under the merger agreement, cash payments in respect of each outstanding and unvested option and unvested share unit that is cancelled at the effective time of the merger will be:

  •
  subject to the same terms and vesting conditions applicable to the grant of the relevant cancelled unvested options or share units in respect of which payment is being made as would have applied to such cancelled unvested options or share units if the merger had not occurred (and accordingly such unvested option or share unit had not been cancelled); and

  •
  paid by the surviving company as promptly as reasonably practicable after the applicable vesting date of such unvested options or share units, as the case may be (taking into account internal payroll procedures and other relevant considerations).

        The table below sets forth, as of the date of this proxy statement (for each of our executive officers and directors that holds options to purchase Shares, and such executive officers and directors together as a group): (a) the number of vested options held by such person, (b) the cash payment that will be made in respect of the vested options at the effective time of the merger, (c) the number of unvested options held by such person, (d) the cash payment that may be made in respect of the unvested options, and (e) the total cash payment such person may receive in respect of all payments described in this table if the merger is consummated (in all cases before applicable withholding taxes).

Name of Directors and Executive Officers	Number of Vested Options	Cash Payment for Vested Options at Closing	Number of Unvested Options	Cash Payment for Unvested Options	Total Cash Payment
Xiaodong Zhang	125,000	$43,938	275,000	$96,662	$140,600
Yongqi Zhang	125,000	$43,938	275,000	$96,662	$140,600
Andrew Y. Yan	125,000	$43,938	275,000	$96,662	$140,600
Gary Xinzhong Xu	13,542	$1,713	36,458	$4,612	$6,325
Shaochun Xu	13,542	$1,713	36,458	$4,612	$6,325
Guiye Yi	35,417	$29,949	54,583	$43,667	$73,616
Yinxia Wu	127,304	$158,096	72,696	$45,048	$203,144
Xiaofei Zhang	188,984	$274,812	43,125	$24,533	$299,345
Jie Zhou	69,583	$66,209	10,417	$9,911	$76,120
Total of all directors and executive officers together as a group	823,371	$664,304	1,078,738	$422,369	$1,086,674

Indemnification and Insurance

        Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

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  The indemnification and exculpation provisions in the memorandum and articles of association of the Company, as in effect immediately prior to the effective time of the merger, may not be amended or modified for a period of six years from such effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company.

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  From and after the effective time of the merger, the surviving company will comply with all of the Company's obligations and will cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless the current and former directors, officers or employees of the Company or any subsidiaries against all claims, costs, expenses (including legal expenses), judgments and amounts paid in settlement arising out of or relating to any acts or omissions taken by such individual in his or her capacity as director, officer or employee of the Company or such subsidiary to the extent provided under the Company's or such subsidiaries' respective organizational and governing documents or agreements in effect on the date of the merger agreement.

  •
  The surviving company will maintain the Company's and its subsidiaries' directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, Parent or the Company may, and, at Parent's request, the Company will, purchase a six-year "tail" prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors' and officers' liability insurance maintained by the Company.

Position with the Surviving Company

        In connection with entering into the merger agreement, Beijing Global Education & Technology Co., Ltd. ( ) (a subsidiary of the Company) also entered into a new employment agreement with Mr. Zhang, dated as of the date of the merger agreement, that replaced his existing employment agreement, effective as of and contingent upon the closing of the merger. The new employment agreement generally provides for compensation and benefits during the term of employment following the merger and certain restrictive covenants applicable to Mr. Zhang regarding non-competition, non-solicitation and non-interference during and following the employment period.

Noncompetition Agreements

        Parent entered into noncompetition agreements with Mr. Zhang and Ms. Zhang, both dated as of the date of the merger agreement and both of which are to become effective as of and contingent upon the closing of the merger.

        Mr. Zhang's noncompetition agreement provides that Mr. Zhang will not, for a five-year period beginning from the date of Mr. Zhang's termination of employment, directly or indirectly engage in the business of test preparation, vocational training, overseas study consulting services, publishing, general tutoring, language training or kids English and science training (such business we refer to herein as the "Company's business") in any jurisdiction or become affiliated with any person that engages directly or indirectly in any aspect of the Company's business in any jurisdiction. Mr. Zhang's noncompetition agreement also provides that for five years from the date of Mr. Zhang's termination of employment, Mr. Zhang will not (i) solicit any employee, contractor or consultant to leave his or her employment with Parent or any of its affiliates or subsidiaries (including the surviving company and its subsidiaries), (ii) directly or indirectly solicit or attempt to solicit any customer or other person to not do business with Parent or any of its affiliates or subsidiaries (including the surviving company and its subsidiaries), or (iii) in any way disparage the Company's business or Parent or any of Parent's affiliates or subsidiaries (including the surviving company and its subsidiaries).

        Ms. Zhang's noncompetition agreement is substantially the same as that of Mr. Zhang provided that the applicable period for all of the restrictive covenants runs for five years beginning on the closing date of the merger (rather than a five-year period beginning from the date of termination of employment).

Voting by Certain Shareholders at the Extraordinary General Meeting

        The following is a summary of the material terms and conditions of the irrevocable undertakings. This summary may not contain all the information about the irrevocable undertakings that is important to you. This summary is qualified in its entirety by reference to the irrevocable undertaking between Parent and the Founder Parties (as defined below) attached as Exhibit No. 99.2 to the Company's Report of Foreign Issuer on Form 6-K filed on November 21, 2011, the irrevocable undertaking between Parent and SB Asia Investment Fund II, L.P. attached as Exhibit No. 99.3 to the Company's Report of Foreign Issuer on Form 6-K filed on November 21, 2011, each of which is incorporated by reference into this proxy statement. You are encouraged to read the irrevocable undertakings in their entirety (see "Where You Can Find More Information" for a description of how to obtain a copy of the irrevocable undertakings).

        Concurrently with the execution of the merger agreement, Parent entered into irrevocable undertakings with each of the following shareholders (or groups of shareholders, as the case may be): (1) Mr. Zhang, Ms. Zhang, Talent Leads Holdings Limited, Magic Colors Holdings Limited, Eternal Jade Inc., Oriental Light Consulting Limited (which we refer to collectively herein as the "Founder Parties"); and (2) SB Asia Investment Fund II, L.P. The parties to the irrevocable undertakings other than the Parent are sometimes referred to herein as the "Supporting Shareholders." The Founder

Parties are not affiliates of SB Asia Investment Fund II, L.P. As of the date of this proxy, the Founder Parties collectively beneficially held 45,000,000 Shares (which does not include Shares which may be issuable upon the exercise of vested options), representing approximately 42.9% of the total outstanding Shares. As of the date of this proxy, SB Asia Investment Fund II, L.P. held 27,949,166 Shares, representing approximately 26.7% of the total outstanding Shares.

        Under the irrevocable undertakings, each Supporting Shareholder has agreed, subject to the terms and conditions set forth therein, to vote or exercise its right to consent with respect to all the Shares that such Supporting Shareholder is entitled to vote at the time of any vote to approve the merger at any meeting of the shareholders of the Company, and at any adjournment thereof, at which the merger and the merger agreement are submitted for the consideration and vote of the shareholders of the Company.

        Each Supporting Shareholder has further agreed that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any:

  •
  acquisition proposal or any other transaction, proposal or action made in opposition to authorization and approval of the merger agreement or in competition or inconsistent with the merger and the other transactions contemplated by the merger agreement;

  •
  corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the merger agreement.

        Except as expressly described above, nothing in the applicable irrevocable undertaking limits the right of each Supporting Shareholder to vote or exercise its right to consent in favor of or against, or abstain with respect to, any matter presented to the Company's shareholders, including in connection with the election of directors.

        In furtherance of the irrevocable undertakings, each Supporting Shareholder which is a holder of record of Shares granted an irrevocable proxy to Parent to vote its Shares in the manner described above.

        Each Supporting Shareholder has agreed that until the termination of the applicable irrevocable undertaking, without the prior consent of Parent, he, she or it will not:

  •
  grant any proxy or power of attorney or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares; or

  •
  sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any Shares during the term of the irrevocable undertakings.

        Each Supporting Shareholder has agreed not to seek or solicit any sale, assignment, transfer, encumbrance or other disposition or seek to enter into any contract, option or other arrangement or understanding referred to in the second bullet point above.

        The irrevocable undertakings will terminate automatically on the earliest of:

  •
  the termination of the merger agreement in accordance with its terms (save that the profit capture provisions in the irrevocable undertakings described in the final paragraph of this section shall survive such termination); and

  •
  the consummation of the merger.

        Based on the number of Shares that are expected to be outstanding on the Share record date, approximately 69,883,168 Shares must be voted in favor of the proposal to adopt the merger agreement in order for the proposal to be approved, assuming all shareholders will be present and voting in person or by proxy at the extraordinary general meeting. In light of the fact that the Supporting Shareholders collectively hold 72,949,166 Shares (or approximately 69.6% of the Company's outstanding shares expected to be outstanding on the Share record date), assuming the Supporting Shareholders comply with their obligations under the irrevocable undertakings and vote all of their Shares in favor of the merger and the merger agreement at the extraordinary general meeting, no votes by any other shareholders will be required to approve the merger and approve and adopt the merger agreement and the transactions contemplated thereby.

        In addition to the obligations in the voting agreements summarized above, the irrevocable undertakings also require that, in certain circumstances, the Supporting Shareholders must pay Parent a portion of any proceeds realized by them in connection with an alternative acquisition if the merger is not consummated and the Company enters into an alternative acquisition within 12 months from the date the merger agreement is terminated. If the merger agreement is terminated under circumstances where the Company is required to pay Parent a termination fee, and subsequent to such termination the Company enters into an acquisition proposal (as defined in the irrevocable undertakings) within 12 months thereafter, then each Supporting Shareholder will be required to pay Parent 50% of proceeds he, she or it receives in connection with the consummation of such acquisition proposal less amounts such Supporting Shareholder would have received under the merger. Such provisions relating to the Parent's capture of certain proceeds that may be received in an alternative acquisition by the Supporting Shareholders may serve to discourage the Supporting Shareholders (which collectively hold a majority of the outstanding Shares) from agreeing to enter into an alternative acquisition with another person, even if such alternative acquisition would result in a higher consideration to the Company's shareholders than that offered by Parent in the merger.

Regulatory Matters

        The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and notice of merger published in the Cayman Islands Gazette.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the proposed merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as "believes," "anticipates," "expects," "estimates," "intends," "may," "plans," "projects," "will" and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

        The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

  •
  the satisfaction of the conditions to consummate the merger, including the approval of the merger agreement by our shareholders;

  •
  the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

  •
  the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

  •
  the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

  •
  the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

  •
  diversion of our management's attention from our ongoing business operations;

  •
  the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

  •
  the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger; and

  •
  other risks detailed in our filings with the SEC, including the information set forth under the caption in "Item 3D. Risk Factors Relating to Our Business" in our Annual Report on Form 20-F for the year ended December 31, 2010. See "Where You Can Find More Information" on page 72.

        We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

MARKET PRICE OF THE ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

        The following table provides the high and low closing prices for our ADSs, each representing four Shares, on NADSAQ under the symbol "GEDU," for (i) the years 2010 (from October 8, 2010—the first day our ADSs were traded on NASDAQ) and 2011 (through November 30, 2011), (ii) the fourth quarter of 2010 (beginning October 8, 2010), the first three quarters of 2011 and the fourth quarter of 2011 (through November 30, 2011), and (iii) each of the past six months (through November 30, 2011):

	Closing Price Per ADS (in US$)
	High	Low
Annual:
2010	12.20	7.29
2011 (through November 30, 2011)	10.80	3.10
Quarterly:
2010
Fourth quarter	12.20	7.29
2011
First quarter	10.20	5.78
Second quarter	6.48	4.37
Third Quarter	5.54	3.72
Fourth quarter (through November 30, 2011)	10.80	3.10
Monthly:
2011
June	5.40	4.37
July	5.54	4.61
August	5.25	4.00
September	5.08	3.72
October	4.61	3.10
November	10.80	3.22

        On November 18, 2011, the last trading day prior to the announcement by the Company's board of directors that the Company had entered into the merger agreement, the reported closing sales price of our ADSs on NASDAQ was $5.37 per ADS. The proposed merger consideration of $11.006 per ADS, or $2.7515 per Share, represents a premium of approximately 105% to the closing trading price of $5.37 per ADS, or $1.3425 per Share, on November 18, 2011 and a 214% premium over the 30-day average closing price as quoted by Bloomberg L.P. on November 18, 2011, the last trading day prior to the Company's announcement on November 21, 2011 that it had entered into the merger agreement. On November 30, 2011, the most recent practicable date before the printing of this proxy statement, the high and low reported sales price of our ADSs was $10.80 and $10.73, respectively, or $2.70 and $2.68 per Share. You are urged to obtain a current market price quotation for your ADSs in connection with voting your Shares.

Dividend Policy

        Our board of directors has complete discretion on whether to pay dividends on our Shares or ADSs. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        In April 2010, we paid a special cash dividend of RMB30.5 million ($4.6 million), which represented our distributable profits in 2006 and 2007, to our existing shareholders. In September 2010, we declared and paid a special cash dividend of RMB62.6 million ($9.5 million), which represented our distributable profits in 2008 and a part of our distributable profits in 2009. Aside from the payment of these dividends, the Company has not paid any other dividends in the last two years. We do not expect to declare or pay any further dividends prior to the merger, and under the terms of the merger agreement, are prohibited from doing so without Parent's prior written approval.

        We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. For a detailed discussion, see "Item 3.D. Key Information—Risk Factors—Risk Factors Relating to Our Corporate Structure and Regulation of Our Industry—Because we rely principally on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

        If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of the corresponding numbers of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company's board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

        The extraordinary general meeting will be held at 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China on December 19, 2011, at 10:30 a.m., Beijing time.

Proposals to be Considered at the Extraordinary General Meeting

        At the meeting, you will be asked to consider and vote upon:

  •
  as a special resolution

    THAT the agreement and plan of merger dated as of November 19, 2011 among Parent, Merger Sub and the Company (such agreement and plan of merger being in the form attached to the Proxy Statement, which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated thereby (including, but not limited to, the amendment and restatement of the Company's memorandum and articles of association) be and are hereby authorized, approved and adopted by the Company as a special resolution;

  •
  as an ordinary resolution:

    THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

        If the proposed merger is completed, shareholders of the Company, other than Parent, Merger Sub and the Company (to the extent it holds any Shares in treasury), and other than shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law, will be entitled to receive $2.7515 in cash for each of the Shares owned by such shareholders or $11.006 in cash per ADS owned by such shareholders as of the effective time of the merger.

        At the effective time of the merger, each of the Shares owned by Parent or Merger Sub or by the Company as treasury shares (if any) will be cancelled and cease to exist without payment of any consideration. Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law will be cancelled for the appraised or agreed value under the Cayman Companies Law.

        At the effective time of the merger, each ordinary share of Merger Sub issued immediately prior to the effective time will be converted into one fully paid ordinary share of the surviving company. Such ordinary shares will be the only issued share capital of the surviving company at the effective time of the merger.

Our Board's Recommendation

        Our board of directors:

  •
  determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and in the best interests of, the Company and its unaffiliated shareholders, and declared it advisable to enter into the merger agreement;

  •
  approved the merger, the merger agreement and the other transactions contemplated thereby; and

  •
  recommends that the Company's shareholders vote FOR the approval of the merger and the approval and adoption of the merger agreement.

Record Date; Shares and ADSs Entitled to Vote

        You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business in the Cayman Islands on December 9, 2011, the Share record date for voting at the extraordinary general meeting. If you own Shares at the close of business in New York City on the Share record date, the deadline for you to lodge your proxy card and vote is December 17, 2011 at 10:30 a.m. (Beijing time).

        If you own ADSs at the close of business in New York City on December 2, 2011, the ADS record date, you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. However, you cannot vote at the extraordinary general meeting directly. The ADS depositary must receive your instructions no later than 10:30 a.m. New York City time on December 16, 2011 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary meeting. Alternatively, you may vote at the extraordinary general meeting if you held ADSs as of the ADS record date, you cancel your ADSs, and you certify that you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled by the close of business in New York City on December 7, 2011, and become a holder of Shares by the close of business in the Cayman Islands on December 9, 2011, the Share record date. Each outstanding Share on the record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment thereof. See "Procedures for Voting" below.

Quorum

        A quorum of our shareholders is necessary to have a valid shareholders' meeting. The required quorum for the transaction of business at the extraordinary general meeting is the presence, in person or by proxy, of two or more shareholders representing at least one-third in nominal value of our outstanding voting Shares. Under the terms of the irrevocable undertakings, the Supporting Shareholders are required to attend the extraordinary general meeting and any adjournment or postponement thereof held to approve the merger. As a result, assuming the Supporting Shareholders comply with the terms of the irrevocable undertakings, a quorum will be present at the extraordinary general meeting. We expect, as of the Share record date, there will be 104,824,751 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the adoption of the merger agreement.

Vote Required

        Under the Cayman Companies Law, we cannot complete the proposed merger unless the merger agreement is adopted by a special resolution. To the extent known by the Company after making reasonable inquiry, except as set forth under the caption "Security Ownership of Certain Beneficial Owners and Management of the Company," no executive officer, director or affiliate of the Company and neither Parent nor Merger Sub currently hold any securities of the Company.

Procedures for Voting

Shares

        Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is December 17, 2011 at 10:30 a.m. (Beijing time).

        Shareholders who hold their Shares in "street name," meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

        Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact the Company's Investor Relations Supervisor, Ms. Wang Ke, at +86 10 6212 5800, ext. 671, or fax number: +86 10 8011-5555.

ADSs

        If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail to all owners of ADSs the accompanying notice of extraordinary general meeting, proxy statement and a voting instruction card. Upon the receipt of a voting instruction card properly executed by a holder of record of ADSs, the ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such voting instruction card timely received from holders of ADSs as of the close of business in New York City on December 2, 2011, the ADS record date. The ADS depositary must receive such instructions no later than 10:30 a.m. New York City time on December 16, 2011 in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

        The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote Shares represented by ADSs other than in accordance with properly executed voting instruction cards. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do. If the enclosed voting instruction card is signed but is missing voting instructions, the ADS Depositary will deem such holder of ADSs to have instructed the ADS depositary to give a discretionary proxy to a person designated by the Company.

        Holders of ADSs will not be able to attend the extraordinary general meeting or directly vote their Shares at the extraordinary general meeting (whether in person or by proxy) unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on December 9, 2011, the Share record date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City on December 7, 2011, together with (i) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (ii) payment of the ADS cancellation fees (5¢ per ADS to be cancelled) and related expenses and taxes (such as stamp taxes and stock transfer taxes), and (iii) a certification that the ADS holder either (x) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (y) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting and undertakes not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary bank will arrange for Hong Kong Shanghai Bank Corp., the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If, after the registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Voting of Proxies and Failure to Vote

        All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR approval of the merger and approval and adoption of the merger agreement and the other transactions contemplated thereby and FOR approval of the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the approval of the merger and the approval and adoption of the merger agreement in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

        Brokers or other nominees who hold our Shares in "street name" for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers' Shares in the absence of specific instructions from those customers. Broker non-votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

        Registered holders of our Shares may revoke their proxies in one of three ways:

  •
  First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Global Education & Technology Group Limited, 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China.

  •
  Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting.

  •
  Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

        If a shareholder holds Shares through a broker and has instructed the broker to vote the shareholder's Shares, the shareholder must follow directions received from the broker to change those instructions.

        Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:30 a.m. New York City time on December 16, 2011. A holder of ADSs can do this in one of two ways:

  •
  First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary.

  •
  Second, a holder of ADSs can complete, date and submit a new voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary.

        If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Call for Assistance

        If you need assistance, including help in changing or revoking your proxy, please contact the Company's Investor Relations Supervisor, Ms. Wang Ke, at +86 10 6212 5800, ext. 671, or fax number: +86 10 8011-5555.

Solicitation of Proxies

        We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares or ADSs held of record by such nominee holders. We will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners and in obtaining voting instructions from those owners. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

        We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

THE MERGER AGREEMENT

        This section of the proxy statement describes the material terms of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference. We urge you to read the full text of the merger agreement because it is the legal document that governs the proposed merger. This description of the merger agreement has been included to provide you with information regarding its terms.

Structure and Completion of the Proposed Merger

        The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement. If the proposed merger is completed, the Company will cease to be a publicly traded company. The closing will occur on the first business day immediately following the day when all of the closing conditions have been satisfied or waived, or such other date as Parent and the Company may mutually determine. At the closing, the Company will execute a plan of merger and file the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective when the plan of merger and other related documents have been duly filed and registered with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Sub and the Company shall agree.

        We expect that the proposed merger will be completed during the fourth quarter of 2011, after all conditions to the proposed merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the proposed merger will be satisfied or waived; however, we intend to complete the proposed merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

        Upon completion of the proposed merger, the memorandum and articles of association of Merger Sub as in effect at the effective time will be the memorandum and articles of association of the Company as the surviving company (except that at the effective time, Article I of the memorandum and articles of association of the surviving company will be amended to be and read as follows: "The name of the Corporation is Global Education & Technology Group Limited") and the memorandum and articles of association of the Company will be amended and restated accordingly. The directors of Merger Sub at the effective time will become the directors of the Company and, except as otherwise provided in the merger agreement, the officers of the Company will remain the officers of the Company.

Merger Consideration

        Other than Shares (including Shares represented by ADSs) held by Parent, Merger Sub or the Company as treasury shares (if any) and the Dissenting Shares, each Share issued and outstanding immediately prior to the effective time will be cancelled in exchange for the right to receive $2.7515 in cash per Share ($11.006 per ADS) without interest.

        Each of the Shares (including Shares represented by ADSs) held by Parent, Merger Sub or the Company will, by virtue of the merger and without any action on the part of its holder, cease to be outstanding, will be cancelled and will cease to exist without payment of any consideration or distribution therefor.

        Each dissenting shareholder will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law with respect to Shares owned by such dissenting shareholder.

        At the effective time, each ordinary share, par value $1 per share, of Merger Sub issued and outstanding immediately prior to the effective time, will be converted into one fully paid and non-assessable ordinary share, par value $0.0001 per share, of the surviving company.

        A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company's extraordinary general meeting convened to vote on the merger has been sent to such shareholder and has been returned undelivered. Monies due to dissenting shareholders and shareholders of the Company who are untraceable will be returned to the surviving company on demand and held in a separate non interest bearing bank account for the benefit of dissenting shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of six years from the date of the notice of the extraordinary general meeting will be forfeited and will revert to the surviving company. Dissenting shareholders and shareholders of the Company who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the merger within applicable time limits or limitation periods will be advised to contact the surviving company.

Treatment of Options

        If the merger is completed, each outstanding, vested and unexercised option to purchase Shares under the Company Option Plans will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $2.7515 exceeds the exercise price per Share of such vested option.

        If the merger is completed, each outstanding unvested option to purchase Shares and each outstanding but unvested share unit under the Company Option Plans will be cancelled at the effective time of the merger and converted into the right to receive a cash payment equal to the number of Shares underlying such unvested option or share unit multiplied by, in the case of unvested options, the amount by which $2.7515 exceeds the exercise price per Share of such unvested option, or, in the case of unvested share units, by $2.7515. Under the merger agreement, cash payments in respect of each outstanding and unvested option and unvested share unit that is cancelled at the effective time of the merger will be:

  •
  subject to the same terms and vesting conditions applicable to the grant of the relevant cancelled unvested options or share units in respect of which payment is being made as would have applied to such cancelled unvested options or share units if the merger had not occurred (and accordingly such unvested option or share unit had not been cancelled); and

  •
  paid by the surviving company as promptly as reasonably practicable after the applicable vesting date of such unvested options or share units, as the case may be (taking into account internal payroll procedures and other relevant considerations).

Exchange Procedures

        At the effective time, Parent will deposit with the paying agent for the benefit of the holders of Shares and ADSs, the merger consideration for the paying agent to make payments under the merger agreement. As promptly as practicable after the effective time of the merger (and in any event within five business days), the paying agent will mail to each registered holder of Shares (i) a letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares will be effected and (ii) instructions for effecting the surrender of share certificates and/or such other documents as may be required in exchange for the per Share merger consideration. Upon completion and deliver of the letter of transmittal and surrender of any share certificate (if any, or affidavit and indemnity of loss in lieu of the share certificate, if any) to the paying agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of such Shares represented by such share certificate or each registered holder of such Shares which are not represented by a share certificate ("uncertificated Shares") shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or the number of uncertificated Shares multiplied by (y) the per Share merger consideration of $2.7515, and any Share Certificate so surrendered shall forthwith be marked as cancelled. As promptly as practicable following the effective time (and in any event within three business days), the paying agent will transmit to the ADS depositary an amount equal to the product of (x) the number of ADSs and (y) the per ADS merger consideration of $11.006. The ADS depositary will distribute the per ADS merger consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs. The surviving company will pay any applicable fees, charges and expenses of the ADS depositary and government charges due to or incurred by the ADS depositary in connection with such distribution.

        You should not return your stock certificates with the enclosed proxy card or ADS voting instruction card, and you should not forward your stock certificates to the paying agent without a letter of transmittal.

        You will not be entitled to receive the merger consideration until you surrender your share certificate or certificates (or affidavit and indemnity of loss in lieu of the share certificate or certificates) or transfer your uncertificated Shares to the paying agent, in accordance with the terms of the letter of transmittal. If a transfer of ownership of shares is not registered in our transfer records, the transferee will only be able to receive the merger consideration if the certificate formerly representing such shares is properly endorsed or otherwise in proper form for transfer and presented to the paying agent, along with evidence that fiduciary or surety bonds and any transfer or other similar taxes required have been paid or are not applicable. No interest will be paid or will accrue on the cash payable upon surrender of the certificates.

        The paying agent and the surviving company will be entitled to deduct and withhold any amounts required to be deducted or withheld from the merger consideration by applicable tax law or other legal requirements. Any sum which is deducted or withheld by the paying agent or the surviving company, including any amounts deducted or withheld and paid to a taxing authority, will be treated as having been paid to the person to whom such amounts were payable or otherwise deliverable pursuant to the merger agreement.

        Any portion of the merger consideration deposited with the paying agent that remains unclaimed by our shareholders for six months after the effective time of the merger will be delivered to Parent on demand. Holders of certificates who have not surrendered their certificates prior to the delivery of such funds to Parent may only look to the surviving company for the satisfaction of claims for merger consideration, and, if any such holder has not made such a surrender by the date immediately prior to the date on which such funds would otherwise escheat to or become the property of any governmental body, then such funds will, to the extent permitted by applicable legal requirements, become the property of the surviving company. None of the paying agent, Parent, Merger Sub, or the surviving company will be liable to any former shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

        If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the merger consideration, you will have to comply with replacement requirements under the merger agreement, including the making of an affidavit of loss and the posting of a bond in such sum as may be required by the surviving company as indemnity against any claim that may be made against it with respect to that certificate.

Representations and Warranties

        The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by the Company in connection therewith but not reflected in the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

        The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

  •
  due organization, existence, good standing and authority to carry on the Company's business;

  •
  the Company's capitalization, the absence of preemptive or other similar rights or any debt securities that give its holders the right to vote with the Company's shareholders;

  •
  the Company's corporate power and authority to execute, deliver and perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

  •
  the declaration of advisability of the merger agreement and the merger by the board of directors of the Company, and the approval of the merger agreement and the merger by the board of directors of the Company;

  •
  the absence of (i) a breach or violation of, or a default under, the governing documents of the Company and its subsidiaries, (ii) violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of the Company or its subsidiaries, in each case, as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

  •
  the required vote of the Company's shareholders to adopt the merger agreement;

  •
  governmental consents and approvals;

  •
  the Company's SEC filings since October 7, 2010 and the financial statements included therein;

  •
  compliance with the Sarbanes-Oxley Act of 2002, the rules and regulations of NASDAQ and any rules and regulations applicable to the Company's reports;

  •
  the Company's disclosure controls and procedures and internal controls over financial reporting;

  •
  the absence of a Company "Material Adverse Effect" (as defined below) and the absence of certain other changes or events from December 31, 2010 to November 19, 2011;

  •
  the conduct of business in accordance with the ordinary course consistent with past practice from December 31, 2010 to November 19, 2011;

  •
  the absence of legal proceedings and governmental orders against the Company or its subsidiaries;

  •
  the absence of certain undisclosed liabilities;

  •
  employee benefits plans;

  •
  compliance with applicable laws, licenses and permits;

  •
  material contracts and the absence of any default under, or termination of, any material contract;

  •
  real property and other properties and assets;

  •
  the inapplicability of any anti-takeover law to the merger;

  •
  environmental matters;

  •
  tax matters;

  •
  labor matters;

  •
  intellectual property; software and information system;

  •
  insurance policies;

  •
  the receipt of an opinion from Credit Suisse;

  •
  the absence of any undisclosed brokers' or finders' fees;

  •
  franchise agreements;

  •
  the accuracy of this proxy statement; and

  •
  acknowledgment as to absence of any other representations and warranties.

        Many of the representations and warranties in the merger agreement made by the Company are qualified as to "materiality" or "Material Adverse Effect." For purposes of the merger agreement, a "Material Adverse Effect" means any change, event, circumstance, development, condition or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, condition (financial or otherwise), business, operations or results of operations of the Company and its subsidiaries, taken as a whole. However, none of the following and no effect, alone or in combination, related to or arising out of any of the following, will be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur:

  •
  changes in general economic or political conditions of global, regional or foreign economies or political systems, securities, credit or financial markets in which the Company and its subsidiaries operate;

  •
  changes generally affecting the industry in which the Company and its subsidiaries operate;

  •
  earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters;

  •
  hostilities, acts of sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of sabotage or terrorism or military actions whether or not pursuant to the declaration of a national emergency or war;

  •
  any change in the Company's stock price or trading volume or any failure to meet internal or published projections, forecasts or revenue or earnings projections of industry analysts or the Company for any period (although the underlying cause of such change or failure may constitute, and be considered in determining whether there has occurred, a Material Adverse Effect);

  •
  any action taken or omission to take any action by the Company or any of its subsidiaries (1) with Parent's or Merger Sub's written consent or (2) at the written request of Parent or Merger Sub;

  •
  any change or prospective change in the Company's credit ratings (although the underlying cause of such change or failure may constitute, and be considered in determining whether there has occurred, a Material Adverse Effect);

  •
  changes in applicable laws or accounting rules, in each case arising after the date of the merger agreement; and

  •
  any effect directly resulting from the announcement of this Agreement (and the merger and the other transactions contemplated hereby) or the fact that the indirect acquiror of the Company is Parent.

        The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

  •
  their due organization, existence and good standing;

  •
  their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

  •
  available funds necessary for the payment of the aggregate amount of the merger consideration;

  •
  capitalization of Merger Sub, Parent ownership of Merger Sub and the operations of Merger Sub;

  •
  governmental consents and approvals;

  •
  the absence of (i) a breach or violation of, or a default under, the governing documents of Parent or Merger Sub, (ii) violation of applicable law, (iii) a default or an acceleration of obligations under certain agreements and (iv) the creation of any lien on any properties or assets of Parent or Merger Sub, in each case, as a result of entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

  •
  the absence of legal proceedings against Parent or Merger Sub other than any such legal proceeding that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the merger or any of the other transactions contemplated by the merger agreement;

  •
  the accuracy of the information provided by Parent or Merger Sub for inclusion in this proxy statement;

  •
  the absence of certain agreements or compensation or equity arrangements;

  •
  absence of requirement of the vote of the security holders of Parent in order for Parent and Merger Sub to consummate the merger and the other transactions contemplated by the merger agreement;

  •
  the absence of any undisclosed brokers' or finders' fees;

  •
  independent investigation conducted by Parent and Merger Sub and non-reliance on the Company's estimates; and

  •
  acknowledgement as to the absence of any other representations and warranties.

Conduct of Business Prior to Closing

        Under the merger agreement, the Company has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, the Company will, and will cause each of its subsidiaries to, carry on its business in the ordinary course, and use reasonable efforts to keep available the services of its current officers and employees, to preserve substantially intact its existing business organization and goodwill and preserve intact its corporate structure and its relations and goodwill with third parties with which it has material business relations as of the date of the merger agreement. Subject to certain exceptions set forth in the merger agreement and the disclosure schedules the Company delivered in connection with the merger agreement, unless Parent consents in writing, the Company will not and will not permit its subsidiaries to, among other things:

  •
  adopt or propose any change in the Company's organizational or governing documents;

  •
  declare, authorize, set aside or pay any dividends on or make any distribution with respect to any of its outstanding shares or other equity interests;

  •
  split, combine or reclassify any of its shares or issue or grant or authorize or propose the issuance or grant of any of its shares in its capital or other securities or any option, warrant or other right to acquire or receive any such shares or other securities;

  •
  purchase, redeem or otherwise acquire any of its or its subsidiaries' shares or any other of its or its subsidiaries' securities or any rights, warrants or options to acquire any such shares or other securities;

  •
  incur, assume, guarantee or become obligated with respect to any indebtedness for borrowed money;

  •
  increase the salary or other cash or equity compensation of any director, employee or individual consultant, grant any new bonus, benefit or other direct or indirect compensation to any director, officer, or, other than in the ordinary course of business consistent with past practice, to any non-officer employee or individual consultant, increase the coverage or benefits currently available or any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any employees, managers, directors, officers or individual consultants, or enter into any collective bargaining agreement with any labor organization or union;

  •
  acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock, securities, equity interests or businesses or make any investment in another entity;

  •
  transfer, sell, license or otherwise dispose of any material intellectual property, or any other material assets, licenses, operations, rights, product lines, businesses or interests therein;

  •
  permit any material intellectual property to lapse or to be abandoned, cancelled, invalidated, dedicated to the public, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in any registered intellectual property;

  •
  cancel, amend, modify, terminate or waive any material right under any material contract, or enter into any contract that would be a material contract if such contract had been entered into prior to the date of the merger agreement;

  •
  settle or compromise any litigation, audit, claim or other legal proceedings, except where the amount paid by the Company in settlement or compromise does not exceed RMB 650,000 individually or RMB 1,300,000 in the aggregate;

  •
  merge or consolidate with any person, propose or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or transfer the equity interests of any subsidiary of the Company to any entity that is not the current legal or beneficial owner of such subsidiary;

  •
  make or agree to make any capital expenditures, capital additions or capital improvements or enter into any agreements providing for any such capital expenditures, capital additions or capital improvements, that singly exceeds in value RMB 300,000 or exceeds RMB 1,000,000 in the aggregate;

  •
  create or incur any lien or other security interest on any material intellectual property or any other assets having a value in excess of RMB 100,000;

  •
  enter into any new line of business;

  •
  terminate, cancel, amend or modify any material insurance policies which are not replaced by a comparable amount of insurance coverage;

  •
  make any material change in any method of tax accounting, make or change any tax election, make or amend any material tax return, enter into any material closing agreements with respect to taxes, surrender any right to claim a material refund of taxes, or settle or finally resolve any material controversy with respect to taxes; or

  •
  announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

No Solicitation of Company Acquisition Proposals

        In the merger agreement, the Company has agreed that neither it nor any of its nor any of its subsidiaries nor any of its or its subsidiaries' officers and directors will:

  (a)
  initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, any acquisition proposal (as defined in the merger agreement);

  (b)
  engage, continue or participate in any negotiations concerning, or provide any confidential information or data to any person relating to the making or completion of an acquisition proposal;

  (c)
  approve, endorse, encourage or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement or other similar agreement relating to any acquisition proposal; or

  (d)
  waive, terminate or modify any "standstill" obligation of any person other than Parent.

        However, at any time prior to the approval of the merger agreement by the Company's shareholders, if the Company receives an unsolicited bona fide written acquisition proposal that is not a result of the Company's breach of its "non solicit" covenants under the merger agreement or a result of a breach by any of the Supporting Shareholders of their covenants under the applicable irrevocable undertaking, such acquisition proposal being referred to herein as a "qualifying acquisition proposal,"

our board of directors may (i) contact the person who has made such acquisition proposal to clarify the terms and conditions thereof to the extent the board of directors of the Company shall have determined in good faith that such contact is necessary to determine whether such acquisition proposal constitutes a superior proposal or could reasonably be expected to result in a superior proposal, (ii) furnish information in response to the request of the person who has made such acquisition proposal, provided that such person has entered into a confidentiality agreement with the Company on terms no more favorable to such person than the non-disclosure agreement, dated July 26, 2011, entered into between Parent and the Company; and (ii) engage or participate in any discussions or negotiations with the person who has made such qualifying acquisition proposal for the purpose of clarifying the details of such qualifying acquisition proposal, where the board has in the case of each of clauses (i) and (ii), determined, in its good faith judgment (A) that failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, (B) after consultation with its outside legal counsel and its financial advisers, that such acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal (as defined in the merger agreement), and (C) to the extent the consideration payable in such qualifying acquisition proposal is to be paid in cash, such person has or would be able to marshal the financial capability to consummate the qualifying acquisition proposal.

        The Company has agreed to notify Parent promptly (within 24 hours), orally and in writing, of receipt by the Company of any acquisition proposal or any inquiry or request for information in connection with any acquisition proposal, and provide copies of any such acquisition proposal, inquiry or request, together with the material terms and conditions thereof (including any amendment thereto) and the identity of the person making any such request, acquisition proposal or enquiry. The Company must also keep Parent reasonably informed of the status and the material terms and conditions (including any amendments thereto) of any such acquisition proposal, inquiry or request.

        As used herein and for purposes of the merger agreement, an "acquisition proposal" means any inquiry, proposal or offer relating to or that would reasonably be expected to lead to (i) the acquisition, directly or indirectly, of 15% or more of any class or series of outstanding voting or equity securities of the Company in a single transaction or a series of related transactions, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, lease, exclusive license, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction or disposition (whether as a single transaction or a series of related transactions) which would result in any person, directly or indirectly, acquiring (A) either 15% or more of any class or series of outstanding voting or equity securities of the Company or (B) assets (including capital stock of or interest in any subsidiary of the Company) representing 15% or more of the assets of the Company and its subsidiaries, taken as a whole, or to which 15% or more of the Company's consolidated revenues, net income and earnings before interest, taxes and depreciation are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any person beneficially owning directly or indirectly 15% or more of any class or series of outstanding voting or equity securities of the Company in a single transaction or a series of related transactions, or (iv) any combination of the foregoing, in each case other than the merger.

Change of Recommendation

        The Company's board of directors has resolved to recommend that the Company's shareholders adopt the merger agreement. Under the terms of the merger agreement, the board of directors of the Company may not:

  •
  withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the board of directors' recommendation with respect to the merger;

  •
  adopt, approve or recommend or propose to adopt, approve or recommend any acquisition proposal;

  •
  publicly take, disclose a position with regard to or issue any statement referencing any acquisition proposal that does not contain an express rejection of any applicable acquisition proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by the merger agreement;

  •
  fail to include the recommendation in this proxy statement; or

  •
  subject to certain exceptions, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any acquisition proposal.

        However, if the Company's board of directors receives a qualifying acquisition proposal after the date of the merger agreement that the Company's board of directors determines is a superior proposal, the board may, at any time prior to obtaining the requisite shareholders' approval under the merger agreement, withdraw or modify any such recommendation with respect to the merger agreement or the merger and/or approve or recommend any superior proposal if, in its good faith judgment (after consultation with its outside legal counsel), its failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law.

        In addition to the foregoing, prior to shareholder approval of the merger, our board of directors may also terminate the merger agreement in order to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement or other agreement relating to any acquisition proposal. However, in order to terminate the merger agreement and enter into an agreement relating to an acquisition proposal, the Company's board of directors must also have determined in good faith, after consultation with its legal and financial advisors, that (i) failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable laws, and (ii) such acquisition proposal is a superior proposal and remains so after the Company follows the following procedures:

  •
  we have given Parent at least four days' hours notice of our board's intention to change its recommendation or terminate the merger agreement; and

  •
  prior to terminating the merger agreement, our board of directors has taken into account any changes to the terms of the merger agreement proposed by Parent during such four-day period.

        Any material amendment to an acquisition proposal will be deemed a new acquisition proposal that will entitle Parent to an additional three-day period to propose changes to the merger agreement.

        In addition, we are not entitled to enter into any agreement with respect to a superior proposal unless we have concurrently paid to Parent the applicable termination fee as described in further detail in "Merger Agreement—Termination Fee" beginning on page 61.

Shareholders' Meeting

        Unless the merger agreement is terminated, the Company is required to convene a general meeting of its shareholders as soon as reasonably practicable after the date of the merger agreement for the purpose of obtaining the shareholder approval required by the merger agreement. Unless our board of directors effects a change of recommendation in the manner described above, our board of directors is required to recommend that our shareholders vote to adopt the merger agreement and to use its commercially reasonable efforts to solicit proxies in favor of the resolution to approve the merger and approve and adopt the merger agreement and secure shareholder approval of the same. In addition, under certain circumstances, the Company is permitted to postpone or adjourn the shareholders' meeting. Even if our board of directors makes a change in recommendation, the

Company must nevertheless submit the merger agreement to shareholders for approval at the extraordinary general meeting, unless it first terminates the merger agreement to enter into an acquisition agreement relating to a superior proposal or the merger agreement has been otherwise terminated prior to the extraordinary general meeting.

Agreement to Use Reasonable Best Efforts

        We and Parent have agreed to use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the merger as soon as reasonably practicable after the date of the merger agreement, including preparing necessary documentation and making necessary filings to obtain all approvals, consents, ratifications, permissions, waivers or authorizations, expiration or termination of applicable waiting periods required to be obtained (pursuant to any applicable law, contract or otherwise) from any third party and/or governmental body in connection with the merger. The Company and Parent have further agreed to respond as promptly as reasonably practicable to any inquiries or requests received from any U.S. or non-U.S. antitrust or competition authority or other governmental body. The Company and Parent have agreed to consult and coordinate with one another with respect to any filings and notify each other promptly upon receipt of any communication from any official of any governmental body in connection with any filing and to share any knowledge of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the merger. The Company and Parent have agreed to use reasonable best efforts to lift any restraint, injunction or other legal bar to the merger subject to certain limitations.

Indemnification; Directors' and Officers' Insurance

        Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

  •
  The indemnification and exculpation provisions in the memorandum and articles of association of the Company, as in effect at the effective time, may not be amended or modified for a period of six years from the effective time in any manner that would adversely affect the rights of the current or former directors or officers of the Company.

  •
  From and after the effective time, the surviving company will comply with all of the Company's obligations and will cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless the current and former directors, officers or employees of the Company or any subsidiaries against all claims, costs, expenses (including legal expenses), judgments and amounts paid in settlement arising out of or relating to any acts or omissions taken by such individual in his or her capacity as director, officer or employee of the Company or such subsidiary to the extent provided under the Company's or such subsidiaries' respective organizational and governing documents or agreements in effect on the date of the merger agreement.

  •
  The surviving company will maintain the Company's and its subsidiaries' directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage and amount no less favorable than the existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, Parent or the Company may, and, at Parent's request, the Company will, purchase a six-year "tail" prepaid policy prior to the effective time on terms and conditions providing substantially equivalent benefits as the existing directors' and officers' liability insurance maintained by the Company.

Financing

        Parent has represented and undertaken to the Company in the merger agreement that it has, and at the time of closing it and Merger Sub will have, as cash on hand or through committed borrowing facilities, sufficient funds required to complete the merger and related transactions, including payment of fees and expenses in connection with the merger. Parent and Merger Sub's ability to obtaining financing to fund the merger consideration is not a condition to the closing of the merger and Parent and Merger Sub's obligation to consummate the transactions contemplated by the merger agreement is irrespective of the availability of the Parent and Merger Sub to obtain such financing.

Conditions to the Merger

        The consummation of the merger is subject to the satisfaction of the following conditions:

  •
  the merger agreement and merger being approved by the shareholders at the extraordinary general meeting;

  •
  no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law, rule or regulation that is in effect which restrains, enjoins or otherwise prohibits consummation of the merger; and

  •
  all governmental consents required to be obtained before the merger becomes effective having been obtained and any applicable waiting period having been terminated or expired; and

        The obligations of Parent and Merger Sub to effect the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

  •
  the representations and warranties of the Company in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger, subject generally to a material adverse effect (as defined in the merger agreement) exception;

  •
  the Company having performed in all material respects all obligations required to be performed by it under the merger agreement at or before the closing date of the merger;

  •
  there not having been any change, event, circumstance, development, condition or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

  •
  the shareholders' agreements among the Company and certain shareholders party thereto having been terminated;

  •
  the Company having delivered to Parent executed copies of various instruments, agreements and documents which relate to (i) the replacement of the board of directors, officers and other legal representatives of the Company and certain of its subsidiaries with Parent's designees (to be effected effective as of as soon as practicable following the closing of the merger losing), and (ii) allow Parent to transfer to its designees following the closing (subject to applicable regulatory filings) the legal ownership and management rights in respect of certain of the Company's Chinese subsidiaries; and

  •
  the Company's cash reserves (net of transaction expenses incurred by the Company in connection with the merger and other related matters and certain other outstanding financial obligations) as of the closing date of the merger is not less than $133,000,000; and

        The obligations of the Company to effect the merger are subject to the satisfaction, or waiver by the Company, of the following conditions:

  •
  the representations and warranties of Parent and Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations and warranties to be true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated thereby; and

  •
  each of Parent and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the consummation of the merger:

  (a)
  by mutual written consent of the Company and Parent; or

  (b)
  by either of the Company or Parent, if:

  •
  the merger is not completed by the end date, provided that this termination right is not available to (i) either the Company or Parent if the failure of the merger to have been consummated on or before the termination date was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement, or (ii) the Company if any of the Supporting Shareholders are in breach of certain provisions in their respective irrevocable undertakings with Parent and such breach is the proximate cause of or has resulted in the failure of the merger to close by the end date;

  •
  our shareholders do not adopt the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

  •
  any law, rule or regulation restraining, enjoining or otherwise prohibiting consummation of the merger shall become final and non-appealable; provided, that this termination right is not available to a party if the issuance of such final, non-appealable law, rule or regulation is primarily due to the breach or failure of such party to perform in a material respect any of its obligations under the merger agreement (or in the case of the Company, due to a breach by any of the Supporting Shareholders of certain of the provisions in their respective irrevocable undertakings with Parent); or

  (c)
  by Parent, if:

  •
  the Company has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured, within 30 days (but not later than the end date) after written notice of such breach; or

  •
  the board of directors of the Company has changed, withheld, withdrawn, qualified or modified its recommendation to the shareholders of the Company in a manner adverse to Parent, or has approved, recommended, or otherwise declared advisable any other acquisition proposal, or has caused or permitted the Company or any of its subsidiaries to enter into an alternative acquisition agreement; or

  (d)
  by the Company:

  •
  if Parent or Merger Sub has breached any of its covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall have become untrue, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured, within 30 days (but not later than the end date) after written notice of such breach; or

  •
  prior to the receipt of the shareholders' approval of the merger, in order to enter into an alternative acquisition agreement relating to a superior proposal.

Termination Fee

        The Company is required to pay Parent a termination fee of $10.29 million in the event the merger agreement is terminated (i) by Parent if (a) the board of directors of the Company makes a change of recommendation; (b) the board of directors of the Company approves or recommends any acquisition proposal other than the merger; (c) the Company or the board of directors of the Company publicly announces its intention to do any of the foregoing; or (d) if shareholder approval to adopt the merger is not obtained; (ii) by the Company if shareholder approval to adopt the merger is not obtained or, prior to the receipt of the shareholders' approval of the merger, in order to enter into an alternative acquisition agreement relating to a superior proposal; or (iii) by either Parent or the Company if the merger is not consummated by the end date, or by Parent on account of a breach by the Company of its representations, warranties or undertakings under the merger agreement, but only if, in each case, (y) prior to such termination an acquisition proposal shall have been made to the Company or shall have been publicly made directly to the shareholders of the Company generally or an acquisition proposal (or the intention to make one) shall otherwise become publicly known, and (z) within 12 months of such termination the Company enters into a definitive agreement with respect to an acquisition proposal or an acquisition proposal is consummated (regardless of whether or not such acquisition proposal is the same acquisition proposal first referred to in this paragraph); provided, that, solely for purposes of determining whether a termination fee is payable under such circumstances, all references to 15% in the definition of "acquisition proposal" are deemed to be references to 50%.

        Under the merger agreement, Parent is not required under any circumstances to pay the Company a termination fee or contractually obligated to reimburse the Company's costs and expenses incurred in connection with the merger.

Fees and Expenses

        If the merger is consummated, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated thereby will be paid by the party incurring such costs and expenses except as otherwise provided in the merger agreement.

Modification or Amendment; Waiver of Conditions

        The merger agreement may be amended with the approval of the respective boards of directors of the parties at any time, provided that after any such adoption of the merger agreement by the requisite shareholders' approval, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders.

        At any time before the consummation of the merger, each of the parties to the merger agreement may waive compliance with any of the agreements or conditions contained in the merger agreement to the extent permitted by applicable law.

Remedies

        In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee (which is US$10.29 million) to Parent, the payment by the Company of the termination fee is Parent's sole and exclusive remedy against the Company and its affiliates and representatives except in the event of fraud or willful breach.

        There is no limitation on damages under the merger agreement that may be recoverable by the Company from Parent or Merger Sub in the event of a breach of the merger agreement by Parent or Merger Sub.

        Each of the parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce, specifically, the terms and provisions thereof, this being in addition to any other remedy to which they are entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company is obligated to pay the termination fee, neither Parent nor Merger Sub will be entitled to injunctive relief).

DISSENTERS' RIGHTS

        The following is a brief summary of the rights of holders of the Shares to object to the merger and receive cash equal to the appraised fair value of their Shares ("Dissenters' Rights"). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of objecting to the merger, you should carefully review the text of Annex C, particularly the procedural steps required to perfect Dissenters' Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters' Rights.

Requirements for Exercising Dissenters' Rights

        A dissenting registered shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting to the proposed merger.

        The exercise of your Dissenters' Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To preserve your Dissenters' Rights, the following procedures must be followed:

  •
  you must give written notice of objection ("Notice of Objection") to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

  •
  within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization ("Approval Notice") to all Dissenting Shareholders who have served a Notice of Objection;

  •
  within 20 days immediately following the date on which the Approval Notice is given (the "Dissent Period"), the Dissenting Shareholder must give a written notice of his decision to dissent (a "Notice of Dissent") to the Company stating his name and address, the number and class of Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

  •
  within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a "Fair Value Offer") to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

  •
  if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder's Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the "Grand Court") for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and

  •
  if a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters' Rights and will determine the fair value of the Shares held by those shareholders.

        All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder's name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenters' Rights attached to the Shares.

        You must be a registered holder of Shares in order to exercise your Dissenters' Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender his or her ADSs to the ADS depositary and pay any applicable fees to the ADS depositary to withdraw his or her Shares and then become a record holder of such Shares and comply with the procedures described above in order to perfect the Dissenters' Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters' Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact the Depositary at JPMorgan Chase Bank, N.A.—ADR Settlements, at (302) 552-0320.

        If you do not satisfy each of these requirements, you cannot exercise Dissenters' Rights and will be bound by the terms of the merger agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against approval of the merger and approval and adoption of the merger agreement and the other transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company to Global Education & Technology Group Limited, 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China.

        If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $2.7515 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of Shares covered by a Notice of Dissent, the Company and Parent intend to assert that the per Share merger consideration of $2.7515 is equal to the fair value of each of your Shares.

        The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters' Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters' Rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF THE COMPANY

        The following table sets forth information with respect to the beneficial ownership of our Shares, as of the date of this proxy statement, by:

  •
  each of our directors and executive officers;

  •
  each of our directors and executive officers as a group; and

  •
  each person known to us to own beneficially more than 5.0% of our Shares.

        As of the date of this proxy statement, 104,824,751 Shares were issued and outstanding, of which 29,468,352 were represented by ADSs. The amounts and percentages of ordinary shares beneficially owned are determined on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company's knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Yongqi Zhang (1)	45,266,666	43.1%
Xiaodong Zhang (2)	45,266,666	43.1%
Andrew Y. Yan (3)	28,082,499	26.8%
Gary Xinzhong Xu	*	*
Shaochun Xu	*	*
Rita Zheng Liu	*	*
Yinxia Wu	*	*
Guiye Yi	*	*
Xiaofei Zhang	*	*
Jie Zhou	*	*
All directors and executive officers as a group	73,786,424	69.8%
Principal Shareholders:
SB Asia Investment Fund II, L.P. (4)	27,949,166	26.7%
Talent Leads Holdings Limited (5)	13,500,000	12.9%
Magic Colors Holdings Limited (6)	13,500,000	12.9%
Eternal Jade Inc. (7)	9,000,000	8.6%
Oriental Light Consulting Limited (8)	9,000,000	8.6%
FMR LLC (9)	7,650,000	7.3%

*
Beneficially owns less than 1.0% of our outstanding Shares.

(1)
Includes (i) 133,333 Shares issuable upon exercise of options held by Mr. Yongqi Zhang, and 133,333 Shares issuable upon exercise of options held by Ms. Xiaodong Zhang, that are exercisable within 60 days as of the date of this proxy statement, (ii) 13,500,000 Shares held by Talent Leads Holdings Limited and 9,000,000 Shares held by Eternal Jade Inc., each of which is a British Virgin

  Islands company whose sole director is Mr. Yongqi Zhang, and (iii) 13,500,000 Shares held by Magic Colors Holdings Limited and 9,000,000 Shares held by Oriental Light Consulting Limited, each of which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, the spouse of Mr. Yongqi Zhang. Mr. Yongqi Zhang disclaims beneficial ownership of the Shares held by Oriental Light Consulting Limited. The registered address of Eternal Jade Inc. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)
Includes (i) 133,333 Shares issuable upon exercise of options held by Ms. Xiaodong Zhang, and 133,333 Shares issuable upon exercise of options held by Mr. Yongqi Zhang, that are exercisable within 60 days as of the date of this proxy statement, (ii) 13,500,000 Shares held by Magic Colors Holdings Limited and 9,000,000 Shares held by Oriental Light Consulting Limited, each of which is a British Virgin Islands company whose sole director is Ms. Xiaodong Zhang, and (iii) 13,500,000 Shares held by Talent Leads Holdings Limited and 9,000,000 Shares held by Eternal Jade Inc., each of which is a British Virgin Islands company whose sole director is Mr. Yongqi Zhang, the spouse of Ms. Xiaodong Zhang. Ms. Xiaodong Zhang disclaims beneficial ownership of the Shares held by Eternal Jade Inc. The registered address of Oriental Light Consulting Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)
Includes (i) 133,333 Shares issuable upon exercise of options by held Mr. Andrew Y. Yan that are exercisable within 60 days as of the date of this proxy statement, and (ii) 27,949,166 Shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P.. Pursuant to section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the Shares held by SB Asia Investment Fund II L.P. Mr. Yan disclaims such beneficial ownership.

(4)
SB Asia Investment Fund II L.P., is a Cayman Islands limited partnership. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the 27,949,166 Shares. The registered address of SB Asia Investment Fund II L.P. is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(5)
Talent Leads Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands. Mr. Yongqi Zhang is the sole director of Talent Leads Holdings Limited.

(6)
Magic Colors Holdings Limited is a limited liability company organized under the laws of the British Virgin Islands. Ms. Xiaodong Zhang is the sole director of Magic Colors Holdings Limited.

(7)
Eternal Jade Inc. is a limited liability company organized under the laws of the British Virgin Islands. Mr. Yongqi Zhang is the sole director of Eternal Jade Inc.

(8)
Oriental Light Consulting Limited is a limited liability company organized under the laws of the British Virgin Islands. Ms. Xiaodong Zhang is the sole director of Oriental Light Consulting Limited.

(9)
Based on a Schedule 13G filed by FMR LLC on February 14, 2011. FMR LLC is a Delaware company with the registered address of 82 Devonshire Street, Boston, Massachusetts, 02109. According to the 13G filed by FMR LLC, members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting ordinary shares of FMR LLC, and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a general discussion of material U.S. federal income tax consequences of the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, referred to as the "Code," final and temporary U.S. Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service, referred to as the "IRS," and the IRS may challenge any of the conclusions set forth below.

        This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including holders that are (i) banks, financial institutions, or insurance companies; (ii) regulated investment companies, mutual funds, or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; (iv) tax-exempt organizations; (v) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment; (vi) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services; (vii) U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar; (viii) retirement plans, individual retirement accounts, or other tax-deferred accounts; (ix) U.S. expatriates; (x) persons subject to alternative minimum tax; or (xi) U.S. Holders that actually or constructively own 10% or more of our voting stock. This discussion assumes that Shares are held as capital assets, within the meaning of Section 1221 of the Code, at all relevant times.

        As used herein, a "U.S. Holder" is any beneficial owner of Shares that is (i) a individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares is urged to consult its own tax advisor.

        ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER LAWS.

Consequences of Participation in the Merger or an Exercise of Dissenters' Rights

        The receipt of cash, either as consideration in the merger or as a result of a U.S. Holder exercising its Dissenters' Rights (as described under "Dissenters' Rights"), will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder's adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under "Passive Foreign Investment Company" below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder's holding period for the Shares exchanged is greater than one year at the effective time of the merger.

        Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

        Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law and gain from the disposition of the Shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the "Treaty"). If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

        In general, we will be a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test"). For this purpose, passive income generally includes dividends, interest, royalties and rents. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on the market capitalization.

        We believe we were not a passive foreign investment company, or a "PFIC," for U.S. federal income tax purposes for the taxable year ended December 31, 2010. However, based on the composition of our income and assets and valuation of our assets for the first three quarters of our current taxable year ending December 31, 2011, we believe that we will likely be a PFIC for our current taxable year. Our PFIC status for the current taxable year 2011 will not be determinable until the close of the taxable year ending December 31, 2011.

        If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of a Share generally would be allocated ratably over such U.S. Holder's holding period for the Share. The amount allocated to the taxable year of the disposition and to any year before we became a PFIC would be treated as ordinary income in the current taxable year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. We do not intend to provide the information U.S. Holders would need to make a qualified electing fund election for the current taxable year. As a result, if we are a PFIC in the current year, a U.S. Holder will not be able to make a valid qualified electing fund election, and any gain recognized by a U.S. Holder who exchanges its Shares for cash pursuant to the merger would be treated as ordinary income rather than capital gain, and would not be treated as long-term capital gain, even if the U.S. Holder held such Shares for more than one year at the effective time of the merger.

        If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to it if we are a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

        A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder's U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

CERTAIN MATERIAL PRC INCOME TAX CONSEQUENCES

        Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of China whose "de facto management bodies" are located in the PRC are considered "resident enterprises," and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the "de facto management body" as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of cash by a "non-resident enterprise" from transfer of its equity in a PRC resident enterprise. Although there has not been a definitive determination of the Company's status by the PRC tax authorities, the Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gain recognized on the receipt of cash for our Shares or ADSs should otherwise be subject to PRC tax to holders of such shares and ADSs that are not PRC residents.

        In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises' Equity Transfer Income ("Circular 698," Guo Shui Han [2009] No. 698), issued by the State Administration of Taxation, which became effective as of January 1, 2008, if any non-resident enterprise transfers equity of a PRC resident enterprise, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer; provided, however, that any purchase or sale of equity through the open market will not be subject to such taxation. Where the non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, which was established in a jurisdiction with either (a) an actual rate of tax of less than 12.5%; or (b) a tax exemption for the income arising out of the disposition, the non-resident enterprise shall be required to file with the relevant taxation authorities certain information about the transfer. Where any such taxation authorities, upon review and examination of the documents submitted by the non-resident enterprise, deem such offshore holding company to be a vehicle incorporated for the purpose of tax evasion, they have the power to re-classify the offshore share transfer transaction, deny the existence of the offshore holding company and impose a 10% income tax on the gain from such offshore share transfer after an examination by the State Administration of Taxation. Although there has not been a definitive determination on whether a purchase or sale of a public company's shares would be subject to Circular 698, the Company does not believe that the gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders or ADS holders who are not PRC residents should be subject to Circular 698.

        If, however, the PRC tax authorities were to determine that the Company should be considered a PRC resident enterprise for tax purposes or that the receipt of cash for its Shares or ADSs should otherwise be subject to PRC tax, then any gain recognized on the receipt of cash for its Shares or ADSs pursuant to the merger by its shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of up to 10%. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

        The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands; and (ii) registration fees will be payable to the Registrar of Companies to register the plan of merger.

FUTURE SHAREHOLDER PROPOSALS

        If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting. However, if the proposed merger is not completed, we plan to hold an annual general meeting later in the year.

WHERE YOU CAN FIND MORE INFORMATION

        The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of NASDAQ require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

        We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC's website at http://www.sec.gov.

        You also may obtain free copies of the documents the Company files with the SEC by going to the "Investor Relations" section of our website at http://ir.globaleducation.cn. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

        Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to "incorporate by reference" information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company's annual report on Form 20-F filed with the SEC on June 27, 2011 is incorporated herein by reference. The Company's reports on Form 6-K furnished to, or filed with, the SEC since June 27, 2011, if any, are incorporated herein by reference.

        We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

        Requests for copies of our filings should be directed to the Company's Investor Relations Supervisor, Ms. Wang Ke, at the address and phone numbers provided in this proxy statement.

        THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

        THIS PROXY STATEMENT IS DATED DECEMBER 2, 2011. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

 Annex A:
Agreement and Plan of Merger

Execution Version

         AGREEMENT AND PLAN OF MERGER
dated as of November 19, 2011
among
PEARSON PLC,
GENIUS MERGER SUB
and
GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER is dated as of November 19, 2011 (this "Agreement") among Pearson plc, a public limited company organized under the laws of England and Wales ("Parent"), Genius Merger Sub, a Cayman Islands exempted company ("Merger Sub"), and Global Education & Technology Group Limited, a Cayman Islands exempted company (the "Company").

RECITALS

        WHEREAS, the board of directors of the Company (the "Board of Directors"), at a meeting duly called and held, has (i) determined that this Agreement, the Merger (as defined below) and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved the Merger and the other transactions contemplated by this Agreement, (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement (including the merger of Merger Sub with and into the Company such that the Company will be surviving company (the "Merger")), and (iv) resolved to recommend authorization and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company pursuant to Part XVI of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Companies Law");

        WHEREAS, the boards of directors of Parent and Merger Sub have (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the consummation of the transactions contemplated hereby, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and

        WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Supporting Shareholders have each executed and delivered an irrevocable undertaking (collectively, the "Irrevocable Undertakings") pursuant to which the Supporting Shareholders have agreed to, among other things, vote their respective Ordinary Shares in favor of the authorization and approval of this Agreement and all other resolutions required to effect the Merger, including resolutions approving the Plan of Merger at the Company Shareholders Meeting.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

        1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Law, at the Effective Time, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease. The Company shall continue its existence under the Cayman Companies Law as the surviving company (within the meaning of the Cayman Companies Law) in the Merger (the "Surviving Company") and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law. The Surviving Company shall be liable for and subject, in the same manner as Merger Sub immediately prior to the Effective Time, to all credit agreements, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub.

        1.2    Closing.    Subject to the satisfaction or waiver of the conditions in Article VI, the consummation of the Merger (the "Closing") will take place at the offices of Morgan, Lewis &

Bockius LLP, 101 Park Avenue, New York, NY, at 10:00 a.m. New York City time, on the Business Day immediately following the satisfaction or waiver of the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing), or such other place and time or on such other date as Parent and the Company may mutually determine (the date on which the Closing actually occurs is referred to as the "Closing Date").

        1.3    Effective Time.    Subject to the provisions of this Agreement, on the Closing Date, the Company will duly execute and file a plan of merger, in substantially the form attached as Exhibit A (the "Plan of Merger") and other documents required to effect the Merger by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law (together, the "Merger Documents"). The Merger will become effective when the Merger Documents have been duly filed with the Registrar of Companies of the Cayman Islands or on such subsequent date as Merger Sub and the Company shall agree and specify in the Merger Documents in accordance with the Cayman Companies Law (the date and time the Merger becomes effective, the "Effective Time").

        1.4    Effects of the Merger.    The Merger will have the effects set forth in this Agreement and the Cayman Companies Law.

        1.5    The Memorandum and Articles of Association.    At the Effective Time, the substantive provisions of the memorandum and articles of association of the Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company; provided, however, that Article I of the memorandum of association of the Surviving Company shall be amended to read as follows: "The name of the corporation is Global Education & Technology Group Limited".

        1.6    Directors.    The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company (unless otherwise determined by Parent prior to the Effective Time), each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Company's memorandum and articles of association, and such appointment of the directors of Merger Sub shall be approved by the Board of Directors at or immediately prior to the Effective Time.

        1.7    Officers.    Except as otherwise provided herein, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, continue to be the initial officers of the Surviving Company, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Company's memorandum and articles of association.

ARTICLE II

EFFECT OF MERGER ON SHARE CAPITAL

        2.1    Conversion of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any holder of any shares in the share capital of the Company or any other Person:

                  (a)    Ordinary Shares and ADSs.    Each ordinary share, nominal or par value $0.0001 per share, of the Company (collectively, the "Ordinary Shares"), including Ordinary Shares represented by American Depositary Shares, each representing four Ordinary Shares (the "ADSs"), issued and outstanding immediately prior to the Effective Time, other than Ordinary Shares and ADSs issued and outstanding immediately prior to the Effective Time that are owned by Parent or Merger Sub or by the Company as treasury shares (if applicable) (collectively, "Excluded Shares") and, subject to Section 2.2, Dissenting Shares, shall be cancelled and converted into the right to receive the following: (i) in the case of Ordinary Shares (other than Ordinary Shares representing Dissenting Shares or Excluded Shares) not represented by an ADS, such Ordinary Shares shall be entitled to $2.7515 in cash per Ordinary Share, without interest (the "Per Share Merger Consideration") payable in the manner provided in Section 2.3; or (ii) in the case of Ordinary Shares represented by ADSs (other than ADSs representing Dissenting Shares or Excluded Shares), each ADS shall be entitled to $11.006 in cash, without interest (the "Per ADS Merger Consideration") subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement. All Ordinary Shares issued and outstanding prior to the Effective Time shall cease to exist and no longer be outstanding, and each holder thereof (whether directly or through an ADS) shall cease to have any rights with respect thereto other than the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, without interest, upon surrender of the Share Certificate (if any) or ADS representing such share in accordance with Section 2.3.

                  (b)    Ordinary Shares of Merger Sub.    Each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one fully paid and non-assessable ordinary share, $0.0001 par value per share, of the Surviving Company. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Company, which fact will be reflected in the register of members of the Surviving Company.

                  (c)    Cancellation of Excluded Shares.    Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holders thereof, be surrendered and cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

                  (d)    Company Stock Options.    Effective as of the Effective Time, the Board of Directors (or, if appropriate, any committee thereof administering the Company Equity Incentive Plans and Company Stock Options), in consultation with Parent, shall adopt such resolutions and take such other actions as are required to terminate the Company Equity Incentive Plans and any relevant award agreements issued under the Company Equity Incentive Plans, and provide that each Company Stock Option outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled immediately prior to the Effective Time with the holders thereof having no rights with respect to such Company Stock Options except as set forth in this Section 2.1(d).

    (i)
    Vested Company Options.    Each Vested Company Option outstanding immediately prior to the Effective Time shall be cancelled in exchange for payment of an amount in cash equal to the product of (A) the number of Ordinary Shares subject to such Vested Company Option immediately prior to the Effective Time, and (B) the excess, if any, of the Per Share Merger Consideration over the per share exercise price of such Vested Company Option (all such cash payments in respect of vested Company Stock Options shall be referred to herein as the "Vested Company Option Payment"). For the avoidance of doubt, each holder of a Vested Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration shall not be entitled to receive any payment in exchange for the cancellation of such Vested Company Option. Parent shall take all actions necessary so that, reasonably promptly after the Effective Time, the Surviving Company shall pay or cause to be paid to each holder of Vested Company Options the Vested Company Option Payment to which such holder is entitled pursuant to this Section 2.1(d)(i) through the Surviving Company's or its applicable Subsidiaries' payroll.

    (ii)
    Unvested Company Options.    Subject to the same conditions on vesting (including the schedule and timing of vesting and the terms of forfeiture) as applied to an Unvested Company Option immediately prior to the Effective Time if such Unvested Company Option had not been cancelled, without giving effect to the Merger, each holder of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange thereof, be entitled (subject to the provisions of this Section 2.1(d)(ii)) to be paid by the Surviving Corporation or one of its Subsidiaries on the dates and upon the terms and conditions of the grant thereof such Unvested Company Option would have otherwise vested had it not been cancelled, a cash amount equal to the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option and (B) the number of Shares underlying the portion of such Unvested Company Option that would have vested on the applicable vesting date (the "Unvested Company Option Payment"); provided that if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration, such Unvested Company Option shall be cancelled at the Effective Time without any payment therefor; and provided, further, for the avoidance of doubt, that in the event any of the conditions of forfeiture, termination or cancellation pursuant to the terms of the original grant of such Unvested Option are met or occur, the holder of the Unvested Option shall be entitled to no payment. No amount payable under this Section 2.1(d)(ii) shall be credited with interest for the period from the Effective Time until vesting. The Surviving Company or one of its Subsidiaries shall make the Unvested Company Option Payment as promptly as reasonably practicable after the applicable vesting date (taking into account internal payroll procedures and other relevant considerations).

                  (e)    Adjustments.    Without limiting the other provisions of this Agreement, if, at any time during the period between the date hereof and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the Per Share Merger Consideration, the Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock and to provide to the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) and Company Stock Options the same economic effect as contemplated by this Agreement prior to such action.

        2.2    Dissenters' Rights.    No shareholder who has validly exercised its appraisal and dissention rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration as provided for in Section 2.1 with respect to the Ordinary Shares owned by such shareholder (the "Dissenting Shares") unless and until such shareholder shall have effectively withdrawn or lost such shareholder's appraisal and dissention rights under the Cayman Companies Law. Any such shareholder shall instead be entitled to receive only the payment of the appraised value resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such shareholder's Dissenting Shares, and such Dissenting Shares shall be cancelled at the Effective Time. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders' rights of appraisal, and Parent shall be entitled to participate in and direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding the foregoing, all Dissenting Shares held by any shareholder who shall have failed to validly exercise its appraisal and dissention rights, or withdrawn or lost such shareholder's rights to appraisal of such Dissenting Shares under Section 238 of the Cayman Companies Law, shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been cancelled and converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 2.3.

        2.3    Exchange of Ordinary Shares and ADSs.

                  (a)    Paying Agent.    Prior to the Effective Time, Parent shall appoint JPMorgan Chase Bank, National Association or such other bank or trust company that may be designated by Parent and is reasonably satisfactory to the Company to act as agent (the "Paying Agent") to receive the funds to which holders of Ordinary Shares and ADSs will become entitled pursuant to Section 2.1(a) and 2.2 (in the case of Section 2.2, when ascertained) (collectively, the "Merger Consideration"), and Parent will enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time or, in the case of payments pursuant to Section 2.2, when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Ordinary Shares and ADSs, cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the "Payment Fund"); provided, however, that the Payment Fund shall not include any amounts being withheld from the Supporting Shareholders pursuant to the Irrevocable Undertakings. The Payment Fund shall, pending its disbursement to the holders of Ordinary Shares and ADSs, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody's Investors Service, Inc. or Standard and Poor's Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders. Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.3(d), the Payment Fund shall not be used for any other purpose.

                  (b)    Exchange Procedure.    As promptly as practicable after the Effective Time (and in any event within five Business Days in the case of record holders and three Business Days in the case of The Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Company shall cause the Paying Agent to mail, and The Depository Trust Company to deliver, to each person who was, at the Effective Time, a registered holder of Ordinary Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.1: (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify that delivery will be effected, and risk of loss and title to the Share Certificates will pass, only upon delivery of such Share Certificates to the Paying Agent, and the manner in which the delivery of the Payment Fund to registered holders of Ordinary Shares shall be effected, and contain such other provisions as Parent and the Company may reasonably agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Ordinary Shares (the "Share Certificates") (or affidavits and indemnities of loss or surety bond in lieu of the Share Certificates as provided in Section 2.3(h)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or delivery of an affidavit and indemnity of loss or surety bond in lieu of the Share Certificate as provided in Section 2.3(h)) and such other documents as may be required pursuant by the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Ordinary Shares represented by such Share Certificate and each registered holder of Ordinary Shares which are not represented by a Share Certificate (the "Uncertificated Shares") shall be entitled to receive in exchange therefor a cheque, in the amount equal to (y) the number of Ordinary Shares represented by such Share Certificate (or affidavit and indemnity of loss or surety bond in lieu of the Share Certificate as provided in Section 2.3(h)) or the number of Uncertificated Shares multiplied by (z) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (1) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (2) the Per ADS Merger Consideration, (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of their respective ADSs, and (C) the Depositary shall return any amounts transmitted to the Depositary pursuant to the immediately preceding clause (A) that remain with the Depositary and unclaimed by any ADS holders at the time following the date that is six months after the Closing Date. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement in connection with the Transaction) and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company, such transferee may be issued that portion of the Merger Consideration payable upon due surrender of the Share Certificate representing such transferred Ordinary Shares, if the Share Certificates, if any, which immediately prior to the Effective Time represented such Ordinary Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

                  (c)    Transfers.    From and after the Effective Time, no transfers of Ordinary Shares or ADSs shall be effected in the register of members of the Company or the books and records of the Depositary. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent, or ADSs are presented to the Depositary, for transfer or any other reason, such Share Certificate or ADSs shall be cancelled and (except for Excluded Shares and Dissenting Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or ADS is entitled pursuant to this Article II.

                  (d)    Termination of Payment Fund.    At any time following the date that is six months after the Closing Date, the Surviving Company will be entitled to require the Paying Agent and the Depository to deliver to it any funds in the Payment Fund that had been made available to the Paying Agent and not disbursed to holders of Ordinary Shares or ADSs (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders who have not complied with this Article II and have not received the Per Share Merger Consideration or Per ADS Merger Consideration therefor shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.1(a), 2.1(d) and 2.3(b), subject to applicable abandoned property, escheat and other similar Laws.

                  (e)    No Further Ownership Rights in Company Shares.    The Per Share Merger Consideration paid upon the delivery of a Share Certificate (if any) in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the Ordinary Shares formerly represented by such Share Certificate.

                  (f)    No Liability.    To the fullest extent permitted by applicable Law, none of Parent, Merger Sub, the Company, the Surviving Company, the Paying Agent or the Depositary will be liable to any shareholders of the Company or any other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Payment Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

                  (g)    Untraceable and Dissenting Shareholders.    Remittances for the Per Share Merger Consideration or Per ADS Merger Consideration, as the case may be, shall not be sent to Company shareholders (including holders of ADSs) who are untraceable unless and until, except as provided below, they notify the Paying Agent or Depositary (as applicable) of their current contact details prior to the Effective Time. A holder of Ordinary Shares or ADSs will be deemed to be untraceable if (i) it had no registered address in the register of members (or branch register) maintained by the Company or the Depositary, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such holder either (A) has been sent to such holder and has been returned undelivered or has not been cashed or (B) has not been sent to such holder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such holder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders (including holders of ADSs) of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable and who subsequently request payment of any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

                  (h)    Lost, Stolen or Destroyed Share Certificates.    In the event that any Share Certificate has been lost, stolen or destroyed, the Surviving Company or Paying Agent will, upon (i) the receipt of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Surviving Company or Paying Agent, as the case may be, and (ii) the posting of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, pay in exchange for such lost, stolen or destroyed Share Certificate whose holder is recorded as a holder of Ordinary Shares in the register of members of the Company at the Effective Time the Merger Consideration payable in respect of the Ordinary Shares represented by such lost, stolen or destroyed Share Certificate.

                  (i)    Termination of Deposit Agreement.    As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to JPMorgan Chase Bank, N.A. (the "Depositary") to terminate the Deposit Agreement dated as of October 7, 2010 between the Company and the Depositary (the "Deposit Agreement") in accordance with its terms.

                  (j)    Agreement of Fair Value.    Parent, Merger Sub and the Company agree that the Per Share Merger Consideration (and the Per ADS Merger Consideration with respect to the Ordinary Shares represented by each ADS) represents the fair value of the Ordinary Shares for the purposes of Section 238(8) of the Cayman Companies Law.

                  (k)    Certain Matters.    Notwithstanding anything contained herein to the contrary, a portion of the consideration otherwise payable to the Supporting Shareholders shall not be paid to the Supporting Shareholders pursuant to Article II but shall instead be subject to the terms and conditions of the Irrevocable Undertakings.

        2.4    Withholding Tax.    The Surviving Company, Parent, the Paying Agent and the Depositary will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts, if any, required to be deducted and withheld pursuant to applicable Tax Law. To the extent that amounts are required to be deducted and withheld, the Surviving Company, Parent, the Paying Agent or the Depositary shall pay the full amount deducted and withheld to the relevant Government Authority in accordance with applicable Tax Law and such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Company, Parent, the Paying Agent or the Depositary (as applicable).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth (i) in the SEC Filings filed with the SEC prior to the date hereof (excluding any disclosures set forth in any risk factor section or any other disclosure in any other forward-looking or cautionary statements) or (ii) in the disclosure schedule delivered by the Company to Parent on the date hereof (the "Disclosure Schedule"), it being understood and agreed that disclosure of any item in any section or subsection of Article III of the Disclosure Schedule shall be deemed disclosure only in such section and in such other sections or subsections if the relevance of such item to such other sections or subsections is reasonably apparent on its face, the Company represents and warrants to Parent and Merger Sub as follows:

        3.1    Qualification, Organization and Subsidiaries.

                  (a)    Each of the Company and its Subsidiaries is a legal entity duly organized, incorporated or formed, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, incorporation or formation. Each of the Company and its Subsidiaries (i) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) is qualified to do business and is in good standing as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, would not, individually or in the aggregate, constitute a Material Adverse Effect. The Company has made available to Parent prior to the date hereof complete and correct copies of the memorandum and articles of association (or equivalent organizational and governing documents) of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation of its organizational and governing documents (including its memorandum and articles of association and similar documents).

                  (b)    Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, the jurisdiction of organization and the outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its Subsidiaries of each such Subsidiary. All such equity interests of such Subsidiaries held by the Company or by any other Subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights. Other than as set forth in Section 3.1(b) of the Disclosure Schedule with respect to the Variable Interest Entities, all such equity interests are owned by the Company or by another Subsidiary free and clear of any Liens, other than Permitted Liens.

                  (c)    With respect to the Company's Subsidiaries that are variable interest entities as defined in FIN46(R) under GAAP and are consolidated by the Company for financial reporting purposes pursuant to the terms thereof, the Company possesses control over such Subsidiaries through the Control Agreements, true and complete copies of which have been made available to the Parent prior to the date hereof.

                  (d)    Global Education & Technology (HK) Limited has not conducted any business in any jurisdiction other than holding the equity interests of Beijing Global.

        3.2    Capitalization.

                  (a)    The authorized share capital of the Company is $50,000, divided into 500,000,000 Ordinary Shares. As of the close of business on November 18, 2011: (i) 104,824,751 Ordinary Shares were issued and outstanding; (ii) no Ordinary Shares were held as treasury shares; (iii) 5,885,430 Ordinary Shares were subject to outstanding Company Stock Options; and (iv) other than 17,005 Share Units which had not yet vested, all restricted Ordinary Shares and Share Units that were previously issued by the Company were fully vested. Since November 18, 2011, the Company has not issued any shares in its capital or other rights or securities exercisable, convertible into or exchangeable for shares in its capital, other than pursuant to any equity awards or interests referred to above that were issued pursuant to the Company Equity Incentive Plans and that were outstanding as of November 18, 2011 or as expressly permitted pursuant to Section 5.1(b). All outstanding Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to (other than with respect to the right of first refusal or co-sale rights under the Shareholder Agreements) and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right and have been offered, issued, sold and delivered by the Company in compliance with all requirements of applicable law.

                  (b)    Except for this Agreement, the Irrevocable Undertakings, the Shareholder Agreements, the Control Agreements or as set forth in Section 3.2(a) above or Section 3.2(b)(i) of the Disclosure Schedule, (i) there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments of any kind, including any shareholder rights plan, relating to the issuance of shares or other equity interests to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares in its capital or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exercisable or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares in its share capital or other equity interests, or (D) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its direct or indirect Subsidiaries or any other Person. Section 3.2(b)(ii) of the Disclosure Schedule sets forth a correct and complete list of all outstanding Company Stock Options (including the names of the Persons who hold such Company Stock Options, the number of Ordinary Shares issuable upon exercise of such Company Stock Options and the exercise price with respect thereto) as of the date hereof.

                  (c)    Other than the ADSs and the Deposit Agreement, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

                  (d)    Other than the ADSs, the Deposit Agreement and the Shareholder Agreements, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, transfer or registration of the shares or other equity interest of the Company or any of its Subsidiaries or granting any person the right to elect, or to designate or nominate for election, a director to the Board of Directors or any of its Subsidiaries.

                  (e)    Except as set forth on Section 3.2(e) of the Disclosure Schedule, since December 31, 2010, the Company has not declared or paid any dividend or distribution in respect of any shares in its capital or other equity interests of the Company, and other than the issuance of Ordinary Shares upon the exercise of Company Stock Options, neither the Company nor any of its Subsidiaries has issued, sold, repurchased, redeemed or otherwise acquired any shares in its capital or other equity interests of the Company or its Subsidiaries, and their respective boards of directors (or similar governing bodies) have not authorized any such actions.

                  (f)    The Sunnykey International Holdings Limited Share Incentive Plan and all obligations thereunder, including with respect to all options granted thereunder, was assumed by the Company on February 1, 2010. Except as set forth on Section 3.2(f) of the Disclosure Schedule, all Company Stock Options and Company Restricted Stock Awards were granted under the Sunnykey International Holdings Limited Share Incentive Plan. Each Company Stock Option has an exercise price per Ordinary Share equal to or greater than the fair market value of such Ordinary Share at the close of trading on the date of or Business Day immediately preceding such grant. Each Company Stock Option and Company Restricted Stock Award (i) was granted in compliance with all applicable Laws in all material respects and all of the terms and conditions of the Company Equity Incentive Plans and (ii) has a grant date no earlier than the date on which the Board of Directors (or applicable committee thereof) actually approved such Company Stock Option or Company Restricted Stock Award, as the case may be.

                  (g)    As of the date hereof, there is no outstanding indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than accounts payable to trade vendors incurred in the ordinary course of business for goods and services) of the Company or its Subsidiaries other than as reflected in the consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date or incurred after the Balance Sheet Date and set forth on Section 3.2(g) of the Disclosure Schedules.

                  (h)    Except as set forth in Section 3.2(h) of the Disclosure Schedule, the Company or its applicable Subsidiaries have caused the Founders to file all filings required to be made by them with the local counterparts of the State Administration of Foreign Exchange of the PRC ("SAFE") in accordance with the Circular on Issues Relating to the Administration of Foreign Exchange of Company Financing through Offshore Special Purpose Vehicles and Round-Tripping Investment by PRC Resident
(
[ ]) ("SAFE Circular 75") issued by SAFE with effect from November 1, 2005. Neither the Company nor any of its Subsidiaries has received any oral or written notice or communications from the local SAFE insinuating the rejection, delay, challenge or variation of the filings under SAFE Circular 75 and, to the Knowledge of the Company, there are no facts or circumstances that would result in such filings being rejected, delayed or otherwise challenged by the competent local counterparts of SAFE.

        3.3    Authority.

                  (a)    The Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject, in the case of the Merger, to the Company obtaining the affirmative vote of the holders of at least two-thirds of the Ordinary Shares attending a duly convened shareholders meeting of the Company (in person or by proxy), voting by poll, in accordance with Section 233(6) of the Cayman Companies Law authorizing the Plan of Merger and approving this Agreement (the "Shareholder Approval").

                  (b)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby, in each case, subject only to obtaining the Shareholder Approval. This Agreement has been duly executed and delivered and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses (collectively, "General Enforceability Exceptions").

                  (c)    The Board of Directors, at a meeting duly called and held, (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the shareholders of the Company and the Company, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) declared this Agreement advisable, and (iv) resolved to recommend authorization, adoption and approval of the Merger, the Plan of Merger and this Agreement by the shareholders of the Company (collectively, the "Board Recommendation"). Except for any Change in the Board Recommendation permitted by Section 5.5(e), the Board of Directors has directed that the Plan of Merger and this Agreement be submitted to the shareholders of the Company for their approval. The Shareholder Approval is the only vote of the holders of any class or series of the Company's securities necessary to approve, adopt and execute this Agreement and consummate the transactions contemplated hereby.

        3.4    Noncontravention.

                  (a)    Neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby will (i) violate any provision of the memorandum and articles of association (or equivalent organizational or governing documents) of the Company or any of its Subsidiaries, (ii) assuming compliance with the filing and notice requirements set forth in clauses (i) through (v) of Section 3.4(b) and the Shareholder Approval is obtained, violate any Law applicable to the Company or any of its Subsidiaries or (iii) except as set forth in Section 3.4(a) of the Disclosure Schedule, conflict with, result in any violation or breach of or default (with or without the giving of notice or the lapse of time or both) under, give rise to a right of, or result in a, termination, first offer, first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract to which the Company or any of its Subsidiaries is a party, or (iv) result in the creation of any Lien on any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of the immediately preceding clauses (ii), (iii) and (iv), to the extent that any such violation would not, individually or in the aggregate, constitute a Material Adverse Effect.

                  (b)    The execution and delivery by the Company of this Agreement does not, and the performance hereof by the Company will not, require any Order or Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (ii) such filings as may be required under the rules and regulations of the Nasdaq Global Select Market ("Nasdaq"), including any applications for delisting of the ADSs with Nasdaq, (iii) such other filings set forth on Section 3.4(b) of the Disclosure Schedule, (v) the filing and recordation of the Merger Documents with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, and (vi) such other Orders, Permits, filings and notifications which, if not obtained or made, would not, individually or in the aggregate, constitute a Material Adverse Effect.

        3.5    SEC Filings and Financial Statements.

                  (a)    Since October 7, 2010, the Company has filed or furnished, on a timely basis, all forms, documents and reports required to be filed with or furnished to the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, the "SEC Filings"). Each of the SEC Filings, as of its filing date (and as of the date of any amendment), has complied or, if filed or furnished after the date hereof and before the Effective Time, will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each of the SEC Filings filed prior to the date hereof did not, and each SEC Filing filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company are subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the SEC Filings.

                  (b)    The financial statements (including all related notes and schedules thereto) of the Company and its Subsidiaries included or incorporated by reference into the SEC Filings present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, the effect of which, individually and in the aggregate, is not material, and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements) and were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved. Since October 7, 2010, the Company has been and is in compliance with the applicable rules and regulations of the Securities Act, the Exchange Act and Nasdaq, except for any such noncompliance that would not, individually or in the aggregate, constitute a Material Adverse Effect.

                  (c)    The Company and its Subsidiaries have no Liabilities other than Liabilities (i) that are reflected, or for which reserves were established, on the consolidated balance sheet (or in the notes thereto) included in the Company's consolidated financial statements set forth in the Company's Form 20-F filed with the SEC for the fiscal year ended December 31, 2010 (the "Balance Sheet Date") as filed with the SEC prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the Balance Sheet Date, (iii) incurred in connection with this Agreement and the performance of the transactions contemplated hereby, or (iv) that would not be, individually or in the aggregate, a Material Adverse Effect.

                  (d)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any "off balance sheet arrangement" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

                  (e)    As of the date hereof, the Net Cash Amount is not less than the amount set forth in Section 3.5(e) of the Disclosure Schedule.

                  3.6    Internal Controls and Procedures.    The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and the Company has established and maintains internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as required by Rule 13a-15(b) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's principal executive officer and its principal financial officer to allow timely decisions regarding disclosure and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Except as set forth on Section 3.6 of the Disclosure Schedule, the Company has not identified any material weaknesses in its internal controls, and to the Knowledge of the Company there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and authorizations required pursuant to the rules and regulations adopted pursuant to Section 401 of the Sarbanes-Oxley Act, without qualification, when next due. To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiary or their respective internal controls or compliance policies or procedures. The Company has made available to Parent copies of all material complaints or concerns (or, in the case of verbal material complaints or concerns that the Company has Knowledge of, written summaries thereof) relating to other matters made through the Company's whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether an in-house attorney employed by the Company or any of its Subsidiaries or external legal counsel, has reported evidence of any violation of any securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary thereof or any of their respective officers, directors, employees or agents to the Company's chief legal officer or audit committee (or other committee designated for the purpose) of the Board of Directors pursuant to the rules adopted pursuant to Section 307 of SOX or any Company policy contemplating such reporting, including in instances not required by such rules.

        3.7    Taxes.    Except as set forth in Section 3.7 of the Disclosure Schedule:

                  (a)    All material Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and each such Tax Return is complete and accurate in all material respects. All material amounts of Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, other than such payments that are being contested in good faith by appropriate proceedings and that are set forth in Section 3.7(a) of the Disclosure Schedule.

                  (b)    There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries in respect of any Taxes. There are no material Tax Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

                  (c)    The Company and each of its Subsidiaries has withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

                  (d)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

                  (e)    Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement or material Tax indemnity agreement, other than (i) agreements exclusively between or among the Company and its Subsidiaries and (ii) commercial Contracts entered into in the ordinary course of business and debt agreements that do not relate primarily to Taxes.

                  (f)    Neither the Company nor any of its Subsidiaries is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company or any of its Subsidiaries) filing an affiliated, consolidated, combined or unitary Tax return or has any Liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

                  (g)    Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns claiming that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction.

                  (h)    The description of the Tax treatment of the Company contained in the disclosure under the heading "Taxation" commencing on pages 50 and F-33 of The Company's Form 20-F report for its fiscal year ended December 31, 2010 is an accurate description of the Tax treatment of the Company and its Subsidiaries.

        3.8    Compliance with Laws; Orders; Permits; Litigation.

                  (a)    The Company and each of its Subsidiaries are and have been in compliance with all Laws and Orders to which the Company or such Subsidiary is subject or by which the Company's or any of its Subsidiaries' respective properties are bound, except where such failure to comply would not, individually or in the aggregate, constitute a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice or, to the Company's Knowledge, verbal notice, from any Governmental Entity of or been charged with by any Governmental Entity and to the Knowledge of the Company there are no inquiries or investigations pending or threatened by any Governmental Entity with respect to, a material violation of any applicable Law.

                  (b)    The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits that are necessary for it to own or lease its properties and assets and conduct its business as presently conducted, and all such Permits are in full force and effect and no cancellation or suspension of any Permit is pending or threatened, in each case except where such failure to own, hold, possess or lawfully use, or the suspension or cancellation of, or failure to be valid or in full force and effect of such Permit would not, individually or in the aggregate, constitute a Material Adverse Effect. To the Knowledge of the Company, and except as set forth in Section 3.8(b) of the Disclosure Schedule, as of the date hereof there are no facts or circumstances indicating that any of the Company's Subsidiaries will not pass the annual inspections conducted by the applicable Government Entities with respect to their respective Permits for non-enterprise units or operation as privately owned schools, as applicable.

                  (c)    None of the Company, its Subsidiaries or any of their respective directors, officers or legal representatives or, to the Knowledge of the Company, any of their respective employees, agents, consultants or any other Person acting for or on behalf of the Company or its Subsidiaries, has: (i) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly, indirectly or through a third party, to any officer, employee or any other Person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (individually and collectively, a "Government Official") for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, or (C) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company or its Subsidiaries, or any of their respective directors, officers or employees, in obtaining or retaining business for or with, or in directing business to, any Person; or (ii) otherwise taken any action which would cause the Company or any of its Subsidiaries to be in violation of any United States Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, or any other Law of similar effect in any jurisdiction to which such Person is subject (collectively, "Anti-Corruption Laws"). The Company has effective controls and procedures, training and internal accounting control systems that are applicable to the Company and its Subsidiaries and that are sufficient to provide reasonable assurances that violations of the Anti-Corruption Laws will be prevented, detected and deterred.

                  (d)    There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (i) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (ii) would, individually or in the aggregate, constitute a Material Adverse Effect. There is no Order imposed and outstanding upon the Company or any of its Subsidiaries, or any of their respective assets or properties that would, individually or in the aggregate, constitute a Material Adverse Effect.

                  3.9    Real and Personal Properties.    Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, the Company and each of its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the on the consolidated balance sheet (or in the notes thereto) included in the Company's consolidated financial statements set forth in the

Company's Form 20-F filed with the SEC for the fiscal year ended December 31, 2010 or acquired after the Balance Sheet Date (except as have been disposed of since the Balance Sheet Date in the ordinary course of business), free and clear of all Liens other than Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its Subsidiaries have sufficient properties and assets (including real property) and sufficient title to all their tangible properties and assets (including real property), to conduct their respective businesses as currently conducted or as contemplated to be conducted; and (b) all such tangible properties and assets have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which presently used.

        3.10    Intellectual Property.

                   (a)    Section 3.10(a) of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is registered, patented or subject to an application for registration or patent (including the owner, inventor (if applicable), application and registration date, and the jurisdictions where such Intellectual Property is registered, patented or where applications have been filed, and all registration, patent or application numbers, as appropriate) as of the date hereof (the "Company-Registered Intellectual Property").

                   (b)    Except as set forth on Section 3.10(b)(i) of the Disclosure Schedule, the Company-Registered Intellectual Property has not been for the last two years since the date hereof, and to the Knowledge of the Company, is not currently, subject to any material government or third party objection or challenge to registration or issuance (in whole or in part). Except as set forth on Section 3.10(b)(ii) of the Disclosure Schedule, the Company-Registered Intellectual Property has been filed and prosecuted in compliance with all applicable Law.

                   (c)    Except as set forth on Section 3.10(c) of the Disclosure Schedule, no Company-Owned Intellectual Property, and to the Knowledge of the Company, no Licensed Intellectual Property, material to the operation of the business of the Company or any of its Subsidiaries is the subject of any Liens (other than Permitted Liens), licenses, concurrent use agreements, consent agreements or any other similar arrangement that would restrict the ability of the Company or its Subsidiaries to use such Intellectual Property following the Closing in the manner currently used by the Company or its Subsidiary.

                   (d)    Except as set forth on Section 3.10(d) of the Disclosure Schedule, the Company and its Subsidiaries own, license or otherwise possess valid rights to use, sell and otherwise commercially exploit, as the case may be, all Intellectual Property material to the conduct of the business of the Company and its Subsidiaries and there is no Order to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that restricts the Company's or its Subsidiaries' rights to use any Intellectual Property material to the conduct of the business of the Company and its Subsidiaries as presently conducted.

                   (e)    Except as set forth on Section 3.10(e) of the Disclosure Schedule, no Actions by the Company or any of its Subsidiaries have been threatened in writing during the last two years or are pending against any Person in connection with any Company-Owned Intellectual Property, and to the Knowledge of the Company, no Company-Owned Intellectual Property is currently being infringed, diluted, misappropriated or otherwise violated by any Person in any material respect.

                   (f)    Except as set forth on Section 3.10(f) of the Disclosure Schedule: (i) to the Knowledge of the Company, neither the use of the Company-Owned Intellectual Property as currently used by the Company or any of its Subsidiaries in the conduct of their business, nor the conduct of the business as currently conducted by the Company and its Subsidiaries (including the products and services of the Company and its Subsidiaries), infringes, dilutes, misappropriates or otherwise violates in any material respect the Intellectual Property of any Person; (ii) no Actions are pending or, to the Knowledge of the

Company, threatened that challenge the rights of the Company or any of its Subsidiaries in, or the validity or enforceability of, the Company-Owned Intellectual Property; and (iii) neither the Company nor any of its Subsidiaries has received any written charge, complaint, claim, demand or notice as of the date hereof or during the four years prior to the date hereof alleging that the Company or any of its Subsidiaries has infringed, misappropriated, misused or otherwise violated the Intellectual Property of any third party.

                   (g)    Except as set forth on Section 3.10(g)(i) of the Disclosure Schedule, no Trade Secret that is material to the business of the Company or its Subsidiaries has been authorized to be disclosed, or to the Knowledge of the Company, has actually been disclosed by the Company or any of its Subsidiaries to any Person (including current and former employees, consultants and contractors of the Company and its Subsidiaries), other than pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and the use thereof or pursuant to applicable Laws or Orders or proceedings of a Governmental Entity, and the Company and its Subsidiaries have in place valid written confidentiality and Intellectual Property assignment agreements with the employees set forth on Section 3.10(g)(ii) of the Disclosure Schedule under which each such employee agrees to assign to the Company or one of its Subsidiaries all Intellectual Property conceived or developed by such employee in the course of their employment with the Company or its Subsidiary and, where applicable, acknowledges that works to which they contributed were "works made for hire."

                   (h)    The Company and its Subsidiaries do not use the trademark of (Global Xingxue) in any business or services as registered in Category 41 under the PRC Trademark Law other than having and using such in the registered name of one of the Subsidiaries.

        3.11    Software and Information Systems.

                   (a)    To the Knowledge of the Company, the software and other information technology material to operate the business of the Company and its Subsidiaries: (i) are in satisfactory working order and are scalable to meet current and reasonably anticipated capacity; (ii) have appropriate security, back-ups, disaster recovery arrangements, and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure, or security breach occurring and to ensure if such event does occur it does not cause a material disruption to the operation of the business of the Company or any of its Subsidiaries; (iii) are configured and maintained to minimize the effects of viruses and do not contain Trojan horses or other malicious code; and (iv) have not suffered any material error, breakdown, failure, or security breach in the last twenty-four months that has caused disruption or damage to the operation of the business of the Company or any of its Subsidiaries, or that was potentially reportable to any Governmental Entity.

                   (b)    The Company and its Subsidiaries are, and following the Effective Time the Surviving Company will be, in possession of working copies of all software used in the operation of the business of the Company and its Subsidiaries, including object and (only for software owned by the Company or any of its Subsidiaries) source code, and all related manuals, licenses and other documentation.

                   (c)    To the knowledge of the Company, all Open Source Software used by the Company and its Subsidiaries in the software owned by and proprietary to the Company or its Subsidiaries is fully segregable and independent from any software that is proprietary to the Company or any of its Subsidiaries, and no Open Source Software in the software owned by and proprietary to the Company or its Subsidiaries is or has been incorporated or otherwise integrated into, aggregated, compiled or distributed, in whole or in part, with any proprietary software of the Company or its Subsidiaries. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has made any improvements or changes to, or is otherwise using, any Open Source Software in a manner that would obligate the Company or its Subsidiaries to share with the open source community any source code associated with the Company's or its Subsidiaries' proprietary software or systems.

        3.12    Franchise Matters.

                   (a)    Section 3.12(a)(i) of the Disclosure Schedule accurately identifies all current Franchise Agreements by name of Franchisee, date of agreement, expiration date, and location of centers. Other than the Franchise Agreements, no other contracts are currently in force (or have obligations that survive termination or expiration) between the Company or any Subsidiary and any third party granting to such third party the right, or any option or right of first refusal, to conduct business under the trademarks, service marks or trade names owned or used by the Company or any Subsidiary. The Company has made available to Parent the latest form of Franchise Agreement, and each Franchise Agreement set forth on Section 3.12(a)(i) of the Disclosure Schedule conforms to the form in all material respects (other than pricing terms and unless otherwise stated in Section 3.12(a)(ii) of the Disclosure Schedule). Except as set forth in Section 3.12(a)(ii) of the Disclosure Schedule, to the Knowledge of the Company, the centers that are the subject of current Franchise Agreements are open to the public and operating. The Company has made available true and complete copies of all Franchise Agreements set forth on Section 3.12(a)(ii) of the Disclosure Schedule.

                   (b)    Attached to Section 3.12(b)(i) of the Disclosure Schedule is a true and complete copy of the current form of Franchise Agreement.

                   (c)    Except as expressly set forth in the Franchise Agreements, there are no contract limitations prohibiting the Company or its Subsidiaries or Affiliates from operating centers or selling franchises to do so or selling Company products or services in any geographic area or location.

                   (d)    Section 3.12(d) of the Disclosure Schedule identifies by jurisdiction and effective date all currently effective franchise regulatory filings under local Franchise Laws (including the PRC Regulation on the Administration of Commercial Franchises and the PRC Administrative Measures for Filing of Commercial Franchise). The Company has made available to Parent true, accurate and complete copies of the offering circulars used by the Company or its Subsidiaries relating to the sale of franchises.

        3.13    Absence of Certain Changes or Events.

                   (a)    Since the Balance Sheet Date, there has not been any change, state of facts, event, development or effect that has had or would constitute, individually or in the aggregate, a Material Adverse Effect.

                   (b)    Except as expressly contemplated by this Agreement, since the Balance Sheet Date, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business and (ii) there has not occurred any action or event described in Section 5.1(b) (i), (ii), (iii), (v), (vi), (xii), (viii), (ix), (x), (xii), (xiii), clause (B) of (xv), (xvi) or (xviii) that, had such action or event occurred after the date hereof and prior to the Effective Time, would have first required the consent of Parent pursuant to Section 5.1(b).

        3.14    Contracts.

                   (a)    Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party to or bound by as of the date of this Agreement (collectively, the "Material Contracts"):

    (i)
    any Contract that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or as a "definitive material agreement" (as such term is defined in Item 1.01 of Form 8-K of the SEC under the Exchange Act);

    (ii)
    any Contract containing any right of any exclusivity in favor of any other party thereto with respect to any matter material to the Company's business (including the sale, resale or distribution of any of the Company or its Subsidiaries products or the provision of the services of any of the Company's or its Subsidiaries' or the geographic area in which any product may be sold, resold or distributed or any services may be provided) or any covenant limiting the ability of the Company or any of its Subsidiaries to engage in any line of business, compete with any Person or in any geographic area or solicit the employees of another Person;

    (iii)
    each Contract that creates, governs or controls a partnership, joint venture or other similar arrangement with respect to the Company or any of its Subsidiaries;

    (iv)
    all contracts for borrowed money or guarantees thereof, for which the Company or any of its Subsidiaries is liable;

    (v)
    each Contract (x) entered into during the three-year period prior to the date hereof pursuant to which any earn-out, deferred or contingent payment remains outstanding or (y) entered into during the two-year period prior to the date hereof pursuant to which indemnification obligations are still in effect (excluding indemnification obligations in respect of representations and warranties that survive indefinitely) in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement;

    (vi)
    each lease and sublease pursuant to which the Company or any of its Subsidiaries uses or holds any material property involving payments by or to the Company or any of its Subsidiaries of more than RMB 600,000 on an annual basis;

    (vii)
    all contracts of the Company or any of its Subsidiaries that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

    (viii)
    each mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than a Permitted Lien) on any material real property or asset of the Company or any Subsidiary thereof;

    (ix)
    each Contract that provides for the payment, increase or vesting of any benefits or compensation in connection with the consummation of the Merger;

    (x)
    each Contract (or series of related Contracts) for the purchase or sale of materials (other than purchase orders issued pursuant to a Contract governing such purchase orders or Contracts for the purchase or sale of materials entered into in the ordinary course of business), supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, during the calendar year prior to the date hereof of RMB 500,000 or more;

    (xi)
    each written Contract relating to one or more capital expenditures pursuant to which the Company or any of its Subsidiaries has future financial obligations in excess of RMB 300,000;

    (xii)
    each Franchise Agreement;

    (xiii)
    the Control Agreements;

    (xiv)
    each Contract pursuant to which any Intellectual Property rights that are material to the conduct of the business of the Company and its Subsidiaries as presently conducted that have been licensed to or by the Company or any Subsidiary, except license agreements that are commercially available to relate to "off-the-shelf software" (the "Licensed Intellectual Property");

    (xv)
    each contract providing for the indemnification of any current or former director, officer or employee of the Company or any Subsidiary thereof; and

    (xvi)
    any Contract that would reasonably be expected to prohibit, impede or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement.

                   (b)    (i) Each Material Contract is, and after the consummation of the transactions contemplated by this Agreement will continue to be, a legal, valid and binding obligation of the Company and its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, (ii) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in material breach, material default or material violation under any Material Contract (and no event has occurred with which notice or lapse of time or both would constitute a material breach, default or violation by the Company or any of its Subsidiaries thereunder); (iii) neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract, and to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a material default on the part of any counterparty under such Material Contract; and (iv) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice from any Person that such Person intends to terminate, or not renew, any Material Contract. Complete and correct copies of each Material Contract have been made available to Parent prior to the date hereof.

                   (c)    To the Knowledge of the Company, neither the Company nor any Subsidiary thereof is a party to or bound by: (i) any Contract entered into during the five-year period prior to the date hereof pursuant to which any earn-out, deferred or contingent payment remains outstanding that is not set forth in subsection (v) of Section 3.14(a) of the Disclosure Schedule, in each case that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) other than this Agreement; or (ii) any Contract containing any "standstill" or similar obligation other than the Non-Disclosure Agreement.

                  3.15    Employee Benefits.    Except as set forth on Section 3.15 of the Disclosure Schedule, all the Company's Subsidiaries are in compliance in all material respects with all applicable social security benefits for their employees required by the PRC Laws, including pension fund, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and housing fund. None of the Company's Subsidiaries have received any notice, letter or other written or oral communications from any Government Entity regarding any non-compliance of employee social benefits requirements.

                  3.16    Labor and Employment Matters.    Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours or work, employment standards, human rights, pay equity, privacy, workers compensation, workplace safety and insurance, labor relations and occupational safety and health (including PRC Law, PRC Labor Contract Law and PRC Regulations on Paid Annual Leave of Employees), and there are no material complaints, charges or claims against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to any act or practice which constitutes or would reasonably be expected to constitute an unfair labor practice under applicable Law. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, there are no pending, or, to the Knowledge of the Company, threatened, labor disputes (other than routine individual grievances), lockouts, strikes, slowdowns, work stoppages or labor arbitration proceeding. Except as set forth on Section 3.16(a) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or similar labor contracts or understandings with any labor unions.

                  3.17    Environmental.    Except as would not, individually or in the aggregate, constitute a Material Adverse Effect: (a) the Company and each of its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws (as defined below); (b) the Company and each of its Subsidiaries possess and comply with, and have not violated any, Permits required under Environmental Law for their respective operations as currently and since the beginning of the last complete fiscal year prior to the date hereof have been conducted, and neither the Company nor any of its Subsidiaries has received any notice that, and to the Knowledge of the Company there is no basis for any such Permit to be revoked, not re-issued, or adversely modified; (c) there are no Actions pending or, to the Knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries alleging any violation of or liability (i) under any Environmental Law, or (ii) arising out of the presence or release of any substance or material listed, classified or regulated by any Governmental Entity as toxic or hazardous, as a pollutant or contaminant, or as any other words having the same or similar meaning ("Materials of Environmental Concern"); (d) neither the Company nor any of its Subsidiaries is subject to or affected by any Order under any Environmental Law or regarding any Materials of Environmental Concern; (e) neither the Company nor any of its Subsidiaries has released any Materials of Environmental Concern at any property currently or formerly owned or operated by any of them and, to the Knowledge of the Company, no Materials of Environmental Concern are otherwise present at or affecting any property owned or operated by the Company or any of its Subsidiaries or any other location (including any facility for the treatment, storage, or disposal of Materials of Environmental Concern), in such circumstances or under such conditions that could reasonably be expected to result in liability to the Company or any of its Subsidiaries pursuant to Environmental Laws or adversely affect any of them; and (f) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or, to the Knowledge of the Company, by operation of Law, any liability under Environmental Laws or regarding any Materials of Environmental Concern.

                  3.18    Insurance.    The Company and its Subsidiaries maintain policies of insurance covering the Company, its Subsidiaries or any of their respective directors, officers, legal representatives, employees, properties or assets (collectively, the "Policies"), including policies of property, fire, workers' compensation, products liability, directors' and officers' liability and other casualty and liability insurance, with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies in the PRC engaged in businesses similar to that of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). The Company has made available true, correct and complete copies of all material insurance Policies and, except as would not, individually or in the aggregate, constitute a Material Adverse Effect, all of such Policies are in full force and effect (with all premiums due and payable thereon having been paid in full) and will not terminate or lapse by reason of this Agreement or the consummation of any of the transactions contemplated by this Agreement and, except as set forth in Section 3.18(a) of the Disclosure Schedule, there is no material claim pending under any of such Policies. Section 3.18(b) of the Disclosure Schedule sets forth the aggregate amount of the annual premium for the Company's directors' and officers' liability insurance policy (including any Side A coverage) in effect as of the date hereof.

                  3.19    Proxy Statement.    The proxy statement relating to the Company Shareholder Meeting (along with any amendments and supplements thereto and any document incorporated by reference therein) (the "Proxy Statement") and all information supplied by the Company for inclusion or incorporation by reference in the Proxy Statement shall not, on the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

                  3.20    Brokers and Other Advisors.    No broker, finder, financial advisor, investment banker or other similar Person, other than Credit Suisse Securities (USA) LLC (the "Financial Advisor") is or will be entitled to any brokerage or finder's fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Subsidiaries. Prior to the date hereof, the Company has made available to Parent a true and correct copy of each engagement letter between the Company and its Subsidiaries, on the one hand, and the Financial Advisor and any of its Affiliates, on the other hand.

                  3.21    Opinion of the Financial Advisor.    The Financial Advisor has delivered its written opinion, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration to be received by the shareholders of the Company pursuant to this Agreement is fair to such shareholders from a financial point of view.

                  3.22    Takeover Statutes Not Applicable.    The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated hereby from, and this Agreement, the Merger and the other transactions contemplated hereby are exempt from, the requirements of any "moratorium", "control share acquisition", "fair price", "interested shareholder", "business combination" or other anti takeover laws and regulations of any Governmental Entity of the Cayman Islands or, to the Knowledge of the Company, any other jurisdiction that would be applicable to the Company, or contained in the memorandum and articles of association of the Company. The Company does not have in effect any shareholder rights plan, "poison pill" or similar anti-takeover plan or arrangement.

                  3.23    Affiliate Transactions.    Except as set forth on Section 3.23 of the Disclosure Schedule and for director and employment related Contracts filed or incorporated by reference as an exhibit to a form, report or other document filed by the Company with the SEC prior to the date hereof, as of the date hereof, neither (a) any officer or director of the Company or of any of its Subsidiaries, (b) any Person that beneficially owns 5% of the outstanding Ordinary Shares, nor (c) any Affiliate of any of the Persons referred to in the immediately preceding clauses (a) and (b) of this Section 3.23, is a party to any Contract that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

                  3.24    Foreign Private Issuer.    The Company is a Foreign Private Issuer as defined in Section 240.3b-4 of the Exchange Act.

                  3.25    No Additional Representations.    Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their respective affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or any of its affiliates or Representatives of any documentation, forecasts or other information in connection with the transactions contemplated hereby, and each of Parent and Merger Sub acknowledge the foregoing. Except in the event of fraud or willful misrepresentation, neither the Company nor any other person will have or be subject to any liability to Parent or Merger Sub, or any other person resulting from the distribution to the Parent or any of its affiliates or Representatives, or Parent's (or any of or any of its affiliates' or Representatives') use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereunder or other material made available to them by the Company or its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

        4.1    Organization.    Parent is a public limited company duly incorporated and validly existing under the Laws of England and Wales and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and each of Parent and Merger Sub (i) has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as presently conducted, and (ii) is qualified to do business and is in good standing as a foreign corporation (or other applicable entity) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, with respect to clauses (i) and (ii), where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

        4.2    Authorization.    Each of Parent and Merger Sub has the requisite legal power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action, and no other action on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than the adoption and approval pursuant to the Cayman Companies Law of this Agreement immediately after the execution and delivery of this Agreement by Parent (or a wholly owned Subsidiary of Parent) in its capacity as the sole shareholder of Merger Sub and compliance with the filing and notice requirements set forth in clauses (i) through (v) of Sections 4.3(b). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming its due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as limited by General Enforceability Exceptions.

        4.3    Noncontravention.

                  (a)    Neither the execution and the delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement, will, (i) violate any provision of the memorandum and articles of association (or equivalent organizational or governing documents) of Parent or Merger Sub, (ii) assuming compliance with the filing and notice requirements set forth in clauses (i) through (iv) of Section 4.3(b), violate any Law applicable to Parent or Merger Sub on the date hereof, (iii) conflict with, result in any violation or breach of, or default (with or without the giving of notice or the lapse of time or both) under, give rise to a right of, or result in a termination, first offer, first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, any Contract to which Parent or Merger Sub is a party or (iv) result in the creation of any Lien (other than a Permitted Lien) on any properties, rights or assets of Parent or Merger Sub, except in the case of clauses (ii), (iii) or (iv) to the extent that any such violation would not reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement.

                  (b)    The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance thereof will not, require any Order, Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement, (ii) such filings required under the rules and regulations of the Nasdaq, (iii) such filings set forth on Section 4.3(b) of the Disclosure Schedule as may be required under any Other Antitrust Laws, (iv) the filing and recordation of appropriate merger or other documents as required by the Cayman Companies Law, (v) such Orders, Permits, filings and notifications which if not obtained or made, would not reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement.

        4.4    Capitalization of Merger Sub.    The authorized share capital of Merger Sub consists solely of 50,000 ordinary shares, par value $1.00 per share, one of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, directly or indirectly owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets or liabilities of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

        4.5    Available Funds.    Each of Parent and Merger Sub has available and will continue to have available to them, at all times from the date hereof through Effective Time, all funds (either as cash on hand or as committed borrowing facilities) necessary for the payment to the Paying Agent of the aggregate amount of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including all related Expenses of the Parent and Merger Sub).

        4.6    Litigation.    As of the date hereof, there is no Action pending or, to the Knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates, other than any such Action that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement, and neither Parent nor Merger Sub nor any of their respective Affiliates are a party to or subject to the provisions of any Order which would reasonably be expected to prevent or materially delay consummation of the Merger or any of the other transactions contemplated by this Agreement.

        4.7    Ownership of Company Shares.    Other than as a result of this Agreement or the Irrevocable Undertakings, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Ordinary Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Ordinary Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

        4.8    Certain Actions.    As of the date hereof, except for the Buyer Group Contracts, there are no Contracts (i) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company's management or directors, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

        4.9    Buyer Group Contracts.    On or prior to the date hereof, Parent has delivered to the Company a true, correct and complete copy of the Irrevocable Undertakings and the noncompetition agreements between Parent, on the one hand, and each of the Founders, on the other hand, dated of even date herewith (collectively, the "Buyer Group Contracts"), including all amendments thereto or modifications thereof. As of the date hereof, other than the Buyer Group Contracts, there are no Contracts relating to any of the transactions contemplated hereby between Parent, Merger Sub or any of their Affiliates, on the one hand, and the Founders, the Founder Vehicles, the Existing Investor or any of their respective Affiliates, on the other hand (excluding any agreements among any one or more of the foregoing solely relating to the management and control of the Surviving Company following the Effective Time).

        4.10    Information Supplied.    None of the information relating to Parent or its Affiliates supplied or to be supplied in writing by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (along with any amendments and supplements thereto) will, on the date it is first mailed to shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

        4.11    Brokers and Other Advisors.    No broker, finder, financial advisor or investment banker is entitled to any brokerage or finder's fees or commissions in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent, Merger Sub or any of their respective Affiliates (other than, following the Effective Time, the Surviving Company).

        4.12    Non-Reliance on Company Estimates.    The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than in the case of fraud or willful breach in connection therewith. In no event shall this Section 4.12 be deemed to limit the representation and warranties of the Company set forth in this Agreement.

        4.13    No Vote of Security Holders Required.    No vote of the security holders of Parent, or of any entity that controls Parent, is required by applicable Law, stock exchange listing regulations or the constituent documents of Parent or such controlling entity, in order for Parent and Sub to consummate the Merger and the other transactions contemplated by this Agreement.

        4.14    No Additional Representations.    Except for the representations and warranties made by Parent and Merger Sub in this Agreement, neither Parent nor Merger Sub nor any other person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. Except in the event of fraud or willful misrepresentation, neither Parent, Merger Sub nor any other person will have or be subject to any liability to the Company, or any other person resulting from the distribution to the Company or any of its Affiliates or Representatives, or the Company's (or any of or any of its Affiliates' or Representatives') use of, any such information, including any information, documents, projections, forecasts, management presentations in expectation of the Merger or the other transactions contemplated hereby or other material made available to them by Parent or its Representatives.

ARTICLE V

COVENANTS

        5.1    Operation of the Company's Business.

                  (a)    From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII (the "Termination Date"), except (i) as required by applicable Law, (ii) with the prior written consent of Parent, or (iii) as expressly set forth in Section 5.1(a) of the Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, (y) carry on its business in the ordinary course, and (z) use reasonable efforts to keep available the services of its current officers and employees, to preserve substantially intact its existing business organization and goodwill and preserve intact its corporate structure and its relations and goodwill with third parties with which it has material business relations as of the date hereof.

                  (b)    Without limiting the generality of Section 5.1(a), except as (i) otherwise expressly required or expressly contemplated by this Agreement or as required by Law; (ii) Parent may approve in advance in writing; or (iii) set forth in Section 5.1(b) of the Disclosure Schedule, between the date hereof and the Effective Time or the Termination Date, as applicable, the Company shall not, and shall cause its Subsidiaries not to, do any of the following:

    (i)
    adopt any amendments to its memorandum and articles of association or similar applicable organizational or governing documents;

    (ii)
    declare, authorize, set aside or pay any dividends on or make any distribution with respect to any of its outstanding shares or other equity interests (whether in cash, assets, stock or other securities of the Company or such Subsidiaries), except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its wholly owned Subsidiaries;

    (iii)
    split, combine or reclassify any of its shares or issue or grant or authorize or propose the issuance or grant of any of its shares in its capital or other securities or any option, warrant or other right to acquire or receive any such shares or other securities, except for issuances of Ordinary Shares as required to be issued upon exercise or settlement of Company Stock Options under the Company Equity Incentive Plans outstanding on the date hereof in accordance with the terms thereof in effect on the date hereof;

    (iv)
    purchase, redeem or otherwise acquire any of its or its Subsidiaries shares or any other of its or its Subsidiaries' securities or any rights, warrants or options to acquire any such shares or other securities, except in each case in connection with the exercise and settlement of outstanding awards as of the date hereof under the Company Equity Incentive Plans;

    (v)
    incur, assume, guarantee or become obligated with respect to any indebtedness for borrowed money (including the issuance of any debt security to any Person other than the Company or any of its Subsidiaries and any obligations evidenced by notes, bonds, debentures or similar Contracts) (excluding letters of credit issued in the ordinary course of business), except for transactions in the ordinary course of business among the

      Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries;

    (vi)
    (A) (x) make any material change in any method of Tax accounting (y) make or change any material Tax election or (z) make any material change in any of the financial accounting principles or practices, other than changes required by GAAP or applicable Law or regulatory requirements with respect thereto; (B) file any material amended Tax Return, settle or compromise any material Tax liability (other than a Tax liability with respect to which the Company or its Subsidiaries is indemnified) or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes; (C) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund; (D) seek any Tax related ruling; or (E) enter into an agreement with any relevant Governmental Entity to amend, modify, waive or affect in any adverse manner any material Tax incentives and benefits granted to the Company and its Subsidiaries;

    (vii)
    (A) increase the salary or other cash or equity compensation of any director, employee or individual consultant of the Company or any of its Subsidiaries, other than increases in the salaries of non-officer employees in the ordinary course of business, except in each case as required by the terms of any applicable employment agreement in existence as of the date hereof or routine annual increases in the ordinary course of business consistent with past practice; (B) grant any new bonus, benefit or other direct or indirect compensation to any director, officer, or, other than in the ordinary course of business consistent with past practice, to any non-officer employee or individual consultant of the Company or any of its Subsidiaries, in each case except for routine annual increases in the ordinary course of business consistent with past practice; (C) increase the coverage or benefits currently available or any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the managers, directors, officers or employees of the Company or any of its Subsidiaries, except for any increases that would not result in a material increase to the cost to the Company and its Subsidiaries; (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any employees, managers, directors, officers or individual consultants of the Company or any of its Subsidiaries (or amend any such agreement to which the Company or any of its Subsidiaries is a party), except for offer letters entered into in the ordinary course of business consistent with past practice with any new non-officer employees with annual compensation per employee of less than RMB 400,000 (provided that all such agreements and arrangements shall not in the aggregate provide for annual compensation of more than RMB 2,000,000), consulting agreements with individual consultants entered into in the ordinary course of business consistent with past practice, settlement agreements entered into with terminated non-officer employees in the ordinary course of business consistent with past practice that provide for aggregate severance payments and benefits of less than RMB 200,000 per individual (provided that all such agreements and arrangements shall not in the aggregate provide for payments and benefits of more than RMB 1,000,000) or agreements or arrangements that restrict an employee, former employee or former individual consultant while imposing no restriction on the Company or any Subsidiary; or (E) enter into any collective bargaining agreement with any labor organization or union;

    (viii)
    acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock, securities, equity interests (including any instrument convertible into or exercisable for equity interests or any derivative instruments that derive their value from reference to any equity interest) or businesses or make any investment in another entity, other than (A) an entity that is a Subsidiary of the Company as of the date hereof, or (B) as may be incidental to the incorporation of a wholly owned Subsidiary of the Company);

    (ix)
    (A) with regard to material Company-Owned Intellectual Property or Licensed Intellectual Property that is exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries, transfer, sell, license or otherwise dispose of any such Company-Owned Intellectual Property or Licensed Intellectual Property or terminate, cancel, materially amend or modify any agreement pertaining to same; and (B) with regard to other assets, transfer, sell, lease, license, surrender, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, except, in the case of the immediately preceding clause (A), (1) in the ordinary course of business, (2) pursuant to Contracts in effect as of the date hereof, and (3) transfers among the Company and its wholly owned Subsidiaries;

    (x)
    permit any material item of Company-Owned Intellectual Property to lapse or to be abandoned, cancelled, invalidated, dedicated to the public, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every item of Company-Registered Intellectual Property;

    (xi)
    cancel, amend, modify, terminate or waive any material right under any Material Contract, or enter into any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof, other than the entry into any Contract described in Section 3.14(a)(vi) with respect to any lease or sublease or Section 3.14(a)(xiv) with respect to any outbound license, in each case entered into in connection with a Franchise Agreement, Section 3.14(a)(x) with respect to the purchase of supplies for any school owned by the Company or any Subsidiary thereof, or Section 3.14(a)(xii), in each case in the ordinary course of business;

    (xii)
    settle or compromise any litigation, audit, claim or Action, other than settlements or compromises of any litigation, audit, claim or Action that provide solely for a release of the Company and its Affiliates and monetary relief, where the amount paid by the Company in settlement or compromise, does not exceed RMB 650,000 individually or RMB 1,300,000 in the aggregate;

    (xiii)
    (A) merge or consolidate the Company or any of its Subsidiaries with any Person (other than the Merger and other than such transactions solely among wholly owned Subsidiaries of the Company and formed in the same jurisdiction as each other that would not result in a material increase in the Tax liability of the Company or its Subsidiaries), (B) propose or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (C) transfer the equity interests of any Subsidiary of the Company to any entity that is not the current legal or beneficial owner of such Subsidiary, excluding intercompany transfers to the Company or any or its Subsidiaries, whether by way of contribution, sale, purchase, transfer, assignment, consolidation, merger or otherwise;

    (xiv)
    other than expenditures reflected in the Company's current budget for 2011 and 2012 and set forth on Schedule 5.10(b)(xiv) or as necessary in the ordinary course of business to maintain existing assets in good repair, consistent with past practice, make or agree to make any capital expenditures, capital additions or capital improvements or enter into any agreements providing for any such capital expenditures, capital additions or capital improvements (including with respect to the amount and timing of such capital expenditures, capital additions or capital improvements), that singly exceeds in value RMB 300,000 or exceeds RMB 1,000,000 in the aggregate;

    (xv)
    create or incur (A) any Lien or other security interest on any Company-Owned Intellectual Property or Licensed Intellectual Property that is exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries having a value in excess of RMB 100,000, in each case, other than Permitted Liens;

    (xvi)
    enter into any new line of business, other than in the ordinary course of business, provided that such new line of business is related to, and a reasonable expansion of, the Company's or any of its Subsidiaries' business that is conducted as of the date hereof;

    (xvii)
    terminate, cancel, amend or modify any material Policies which are not replaced by a comparable amount of insurance coverage; or

    (xviii)
    announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

        5.2    Operation of Parent's and Merger Sub's Business.    Each of Parent, Merger Sub and the Company agrees that, from the date hereof to the Effective Time, it shall not (and the Company shall cause its Subsidiaries not to): (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger that are applicable to it becoming incapable of being satisfied; (b) take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of such party to consummate the Merger or the other transactions contemplated under this Agreement.

        5.3    No Control of Other Party's Business.    Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent's or its Subsidiaries' operations prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries', as applicable, respective operations.

        5.4    Proxy Statement; Shareholders Meeting.

                 (a)    The Company shall, as soon as reasonably practical after the date hereof:

    (i)     duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders (including any adjournment or postponement thereof (the "Company Shareholders Meeting") for the purpose of obtaining the Shareholder Approval;

    (ii)    establish a record date (which will be a date that is no more than ten days prior to the Company Shareholders Meeting) for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders Meeting; and

    (iii)   instruct the Depositary to (i) fix the record date established by the Company for the Company Shareholders Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the "Record ADS Holders"), (ii) provide all proxy solicitation materials to all Record ADS Holders, and (iii) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

                 (b)    Subject to Section 5.5, the Board of Directors shall recommend to holders of Ordinary Shares (including Ordinary Shares represented by ADSs) that they approve and adopt this Agreement and approve the Merger, and the Company shall include the Board Recommendation in the Proxy Statement. Unless the Company makes a Change of Board Recommendation in accordance with Section 5.5, the Company shall use commercially reasonable efforts to solicit from the holders of Ordinary Share proxies in favor of the adoption and approval of this Agreement and the approval of the Merger in accordance with the Cayman Companies Law and will use its commercially reasonable efforts to secure the Shareholder Approval. Notwithstanding any Change in the Board Recommendation or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal), unless this Agreement is terminated pursuant to, and in accordance with, Article VII, this Agreement shall be submitted to the shareholders of the Company at the Company Shareholders Meeting for the purpose of adopting this Agreement in accordance with this Section 5.4.

                 (c)    As soon as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of the Parent and Merger Sub, shall prepare the Proxy Statement and cause it to be mailed to the Company's shareholders and filed with the SEC. Parent shall promptly provide to the Company any information required for inclusion in the Proxy Statement and shall promptly provide such other assistance in the preparation thereof as may be reasonably requested by the Company from time to time. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (including any amendment or supplement to the Proxy Statement), the Company shall provide Parent with a reasonable opportunity to review and comment on such documents or responses and the Company shall consider all additions, deletions or changes suggested thereto by Parent and its counsel in good faith. If, at any time prior to the Company Shareholders Meeting, any information relating to Parent or the Company, or any of their respective Subsidiaries, Affiliates, officers or directors, should be discovered by Parent or the Company, respectively, which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, Parent or the Company, as the case may be, shall promptly notify the other, and to the extent required by applicable Law, the Company shall amend or supplement the Proxy Statement and disseminate such amendment or supplement to its shareholders, as applicable. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with or submitting to the SEC or Nasdaq or disseminating to its shareholders in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the requirements of applicable Laws.

        5.5    Acquisition Proposals.

                 (a)    Until the earlier of the Effective Time or the Termination Date, the Company shall not, shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use best efforts to cause its and its Subsidiaries' respective Representatives (other than their respective directors and officers) not to, directly or indirectly:

    (i)     initiate, solicit, propose, encourage or take any other action intended or which could be reasonably expected to facilitate (including by way of furnishing non-public information or data concerning the Company or any of its Subsidiaries) any proposals, offers or inquiries with respect to the making or completion of, or proposal or offer that constitutes, or is reasonably expected to lead to the making or completion of, an Acquisition Proposal;

    (ii)    engage, continue or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with or otherwise cooperate in any way with, any Person relating to the making or completion of an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

    (iii)   approve, endorse, encourage or recommend, or propose to approve, endorse, encourage or recommend (or an intention to approve, endorse, encourage or recommend), or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal or any proposal or offer that constitutes or would reasonably be expected to lead to the making or completion of an Acquisition Proposal; or

    (iv)   waive, terminate or modify any "standstill" obligation of any Person other than Parent.

The Company will notify the officers, directors and Representatives of the Company and its Subsidiaries of the restrictions imposed by the preceding sentence and instruct them to comply with those restrictions.

                 (b)    Nothing contained in Section 5.5(a) shall be deemed to prohibit the Company or the Board of Directors from complying with their respective disclosure obligations under applicable U.S. federal or state or non-U.S. Law with regard to an Acquisition Proposal, including taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided, however, that any such disclosure (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board has received and is currently evaluating such Acquisition Proposal) that does not contain in such disclosure an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement shall be deemed to be a Change in the Board Recommendation.

                 (c)    If the Board of Directors receives prior to the Shareholder Approval an unsolicited bona fide written Acquisition Proposal that did not result from a breach of Section 5.5(a) of this Agreement or result from an Irrevocable Undertakings Breach and with respect to which the Company has complied (and continues to comply) in all material respects with its obligations under Section 5.5(g) with respect to such Acquisition Proposal (each such Acquisition Proposal, a "Qualifying Acquisition Proposal"), the Company and its Representatives may with respect to such Qualifying Acquisition Proposal, until the Shareholder Approval (after which time the Company and its Representatives shall cease immediately any action described in the immediately succeeding clauses (i), (ii) and (iii)):

    (i)     contact the Person who has made such Qualifying Acquisition Proposal to clarify the terms and conditions thereof to the extent the Board of Directors shall have determined in good faith that such contact is necessary to determine whether such Qualifying Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and

    (ii)    provide information in response to the request of the Person who has made such Qualifying Acquisition Proposal, if and only if the Company receives from such Person, prior to providing any information or engaging in any negotiations or discussions, an executed confidentiality agreement in customary form and with terms no less restrictive to the other party than those contained in the Non-Disclosure Agreement (an "Acceptable Confidentiality Agreement") (and the Company provides to Parent prior to or simultaneously with the delivery of such information to such person a copy of all such information that was not previously provided to Parent), subject to Section 5.8(b) of this Agreement; and

    (iii)   engage or participate in any discussions or negotiations with the Person who has made such Qualifying Acquisition Proposal for the purpose of clarifying the details of such Qualifying Acquisition Proposal, if and only if the Company receives from such Person, prior to engaging in any negotiations or discussions, an Acceptable Confidentiality Agreement;

provided that prior to taking any action described in Section 5.5(c)(i) or Section 5.5(c)(ii) (A) the Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that, in light of the terms and conditions of such Qualifying Acquisition Proposal and this Agreement, failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Board of Directors to the Company's shareholders under applicable Law, (B) the Board of Directors shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Qualifying Acquisition Proposal either is a Superior Proposal or could reasonably be expected to result in a Superior Proposal, and (C) to the extent the consideration payable in such Qualifying Acquisition Proposal is to be paid in cash, the Board of Directors determines in good faith that such Person has or would be able to marshal the financial capability to consummate the Qualifying Acquisition Proposal.

                 (d)    Except as expressly permitted by Section 5.5(e), neither the Board of Directors nor any committee thereof shall (i) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Board Recommendation, (ii) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (iii) publicly take, disclose a position with regard to or issue any statement referencing an Acquisition Proposal that does not contain an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by this Agreement or (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Board of Directors has received and is currently considering such Acquisition Proposal), (iv) fail to include the Board Recommendation in the Proxy Statement, or to reaffirm the Board Recommendation within four days after Parent so requests in writing, if an Acquisition Proposal has been publicly made directly to the shareholders of the Company generally or has otherwise become publicly known (provided that Parent shall not be entitled to require the Company to reaffirm the Board Recommendation more than four times in total), (v) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract, constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.5(c)(ii)) (an "Alternative Acquisition Agreement") (any action described in clauses (i) through (v), a "Change in the Board Recommendation").

                 (e)    At any time prior to the Shareholder Approval, if the Company has received a Qualifying Acquisition Proposal that has not been withdrawn and that the Board of Directors concludes in good faith constitutes and continues to be a Superior Proposal, the Board of Directors may (A) effect a Change in the Board Recommendation with respect to such Superior Proposal and/or (B) authorize the Company to pay the Company Termination Fee in accordance with Section 7.6 and terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 7.3(b), if each of the following conditions are first satisfied:

    (i)     the Board of Directors determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would be reasonably likely to constitute a breach of the fiduciary duties of the Board of Directors under applicable Laws;

    (ii)    prior to effecting such a Change in the Board Recommendation with respect to such Superior Proposal and/or terminating this Agreement to enter into an Alternative Acquisition Agreement in accordance with Section 7.3(b), (A) the Company shall have provided written notice to Parent at least four U.S. Business Days in advance (the "Notice Period"), to the effect that the Board of Directors has received a Qualifying Acquisition Proposal that has not been withdrawn and that the Board of Directors has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Board of Directors intends to make a Change in the Board Recommendation pursuant to this Section 5.5(e), which notice shall attach the most current version of any draft Alternative Acquisition Agreement provided in connection therewith and, to the extent not contained in such draft, shall set forth the identity of the person making the Superior Proposal and all the material terms and conditions of such Superior Proposal in reasonable detail (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal shall require a new written notice by the Company to Parent in compliance with this Section 5.5(e)(ii)); (B) prior to resolving to make such Change in the Board Recommendation, (1) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent requested by Parent) to execute an amendment to this Agreement so that such Qualifying Acquisition Proposal no longer constitutes a Superior Proposal, (2) prior to the expiration of the Notice Period, Parent does not make a written proposal, without conditions to its execution and delivery, to adjust the terms and conditions of this Agreement that the Board of Directors reasonably determines in good faith (after consulting with and receiving the advice of outside legal counsel and the Company's financial advisor) to be at least as favorable to the Company and its shareholders as such Superior Proposal, and (3) the Board of Directors considers in good faith any proposal by Parent during such Notice Period to adjust the terms and conditions of this Agreement and determines that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect; provided, however, that in the event of any material revisions to the Qualifying Acquisition Proposal that the Board of Directors has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.5(e)(ii) with respect to such new written notice; and provided, further, that with respect to any such new written notice to Parent, the Notice Period shall be deemed to be a three U.S. Business Day period rather than the four U.S. Business Day period first described in this Section 5.5(e)(ii); and

    (iii)   in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, and as a condition to the effectiveness of such termination, the Company shall have first or concurrently paid the Company Termination Fee in accordance with Section 7.6(b).

                 (f)    The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to (i) immediately cease and cause to be terminated all existing investigation activities, discussions or negotiations with any Person (other than Parent and Merger Sub) with respect to any

Acquisition Proposal, (ii) immediately revoke or withdraw access of any Person other than Parent and its Representatives to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries previously furnished and request from such Persons the prompt return or destruction of all such non-public information, and (iii) refuse to waive, terminate or modify any "standstill" provisions to which any of the Company and its Subsidiaries is a party.

                 (g)    The Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing of (i) the receipt of any Acquisition Proposal, or (ii) any request for non-public information relating to the Company or the Subsidiaries, and in each case indicating in connection with such notice the identity of the Person or group of Persons making such offer or request and including a written summary of the material terms and conditions of any such Acquisition Proposals, or requests that are not made in writing and copies of any Acquisition Proposals, requests, made in writing and thereafter shall keep Parent reasonably informed on a current basis of the status and terms of any such Acquisition Proposals (including any changes or amendments thereto). Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as practicable and in any event within 24 hours after the Company's receipt or delivery of any draft Alternative Acquisition Agreement (and any other written material to the extent such material contains any financial terms, material conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company in connection with any Acquisition Proposal, copies of such agreements (or other written materials). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any person following the date of this Agreement that prohibits the Company from providing such information to Parent or is otherwise contrary to the terms of this Agreement.

                 (h)    For purposes of this Agreement:

    (i)     "Acquisition Proposal" means any inquiry, proposal or offer relating to or that would reasonably be expected to lead to (i) the acquisition, directly or indirectly, of 15% or more of any class or series of outstanding voting or equity securities of the Company in a single transaction or a series of related transactions by any Third Party, (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, lease, exclusive license, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction or disposition (whether as a single transaction or a series of related transactions) which would result in any Third Party, directly or indirectly, acquiring (A) either 15% or more of any class or series of outstanding voting or equity securities of the Company or (B) assets (including capital stock of or interest in any Subsidiary of the Company) representing 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, or to which 15% or more of the Company's consolidated revenues, net income and earnings before interest, taxes and depreciation are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning directly or indirectly 15% or more of any class or series of outstanding voting or equity securities of the Company in a single transaction or a series of related transactions, or (iv) any combination of the foregoing, in each case other than the Merger.

    (ii)    "Superior Proposal" means a Qualifying Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 75% and, to the extent that the consideration payable in such Qualifying Acquisition Proposal is to be paid in cash, that is either fully financed (with cash on hand and/or through committed borrowing facilities) and not subject to any financing conditions and/or accompanied by customary written financing commitment letters from reputable financing sources in amounts sufficient to consummate such Qualifying Acquisition Proposal), which the Board of Directors reasonably determines in good faith, after consultation with an independent financial advisor of nationally recognized reputation in the U.S. (it being understood and agreed that the Financial Advisor is such a financial advisor) and outside legal counsel, and taking into consideration such Qualifying Acquisition Proposal's (A) terms and conditions, (B) legal, financial, regulatory and other aspects and (C) likelihood of consummation, is more favorable to the Company's shareholders (other than Parent and its Affiliates) from a financial point of view than the terms set forth in this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent without conditions to the execution and delivery thereof).

        5.6    Regulatory Matters and Approvals; Further Action.

                 (a)    To the extent applicable, each of Parent, Merger Sub and the Company shall, as promptly as reasonably practicable following the execution of this Agreement and before the expiration of any relevant legal deadline, make or cause to be made filings to the applicable Governmental Entities, the notification and report form filings required under the Other Antitrust Laws (which filings shall be made as reasonably promptly as practicable after the date hereof) applicable to the transactions contemplated by this Agreement (the "International Filings"). Each of Parent, Merger Sub and the Company shall use its respective reasonable best efforts to obtain promptly any clearance required in connection with the International Filings and take any and all steps reasonably necessary to avoid or eliminate each and every impediment under the Other Antitrust Laws that may be asserted by any Governmental Entity so as to enable the parties hereto to expeditiously consummate of the transactions contemplated by this Agreement including, to the extent permitted by Law, keeping each other apprised of the status of any communications with, and any inquiries or requests for additional information, from any Governmental Entity, provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby providing for (i) the sale, license of disposition or holding separate of any of the Ordinary Shares or any of the assets of Parent, Merger Sub, the Surviving Company or any of their respective Affiliates, or (ii) the imposition of any limitation or regulation on the ability of Parent, Merger Sub, the Surviving Company or any of their respective Affiliates to conduct freely their respective businesses except, in each case and solely with respect to the Surviving Company and its Subsidiaries, any of the activities described in the immediately preceding clauses (i) and (ii) that does not, individually or in the aggregate, materially and adversely affect the revenues, assets or business prospects of the Surviving Company or any Subsidiary thereof.

                 (b)    Each of Parent and the Company agrees to instruct its respective counsel to cooperate with each other and shall use their respective reasonable best efforts to the extent permitted by Law to (i) furnish to each other's counsel such reasonably necessary information and reasonable assistance as the other may request in connection with its preparation of any International Filings and (ii) permit the other party's counsel to review and incorporate such other party's counsel's reasonable comments in any filings or other communication given by it to any Governmental Entity or in connection with any proceeding by a private party related to the Other Antitrust Laws with any other Person. None of Parent, the Company nor any of their respective counsel shall independently contact any Governmental Entity or participate in any meeting or discussion (or any other communication by any means) with any Governmental Entity in respect of any such filings, applications, investigation or other inquiry without giving, in the case of Parent, the Company, and in the case of the Company, Parent, in either case, prior reasonable notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Governmental Entity, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate at the meeting or discussion (which, at the request of Parent or the Company, as applicable, shall be limited to outside antitrust counsel only).

                 (c)    In furtherance and not in limitation of the foregoing provisions of this Section 5.6, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions set forth in Article VI to be satisfied and to consummate the transactions contemplated by this Agreement including effectuating the Merger in accordance with this Agreement as promptly as practicable, including using its reasonable best efforts (i) to request, submit and obtain all necessary or appropriate consents, waivers, permits, notices and approvals under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby; provided, however, that neither Parent not Merger Sub nor any of Parent's Affiliates shall be obligated to pay any consideration to any third party from whom such consent, waiver or approval is requested, and (ii) to execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

                 (d)    The Company or its applicable Subsidiaries shall, as promptly as reasonably practicable following the execution of this Agreement, use its commercially reasonable efforts to obtain the SAFE Circular 75 registration certificate and promptly deliver to Parent copies of such certification upon receipt thereof.

                 (e)    The Company shall take such action as described in Schedule 5.6(e).

        5.7    Press Releases and Public Announcement.    The text and timing of initial press releases relating to this Agreement issued by Parent and the Company shall be agreed to by each of Parent and the Company. Thereafter, except with respect to a Change in the Board Recommendation or any action taken by the Company or the Board of Directors pursuant to, and in accordance with, Section 5.5, so long as this Agreement is in effect as well as in connection with or in respect of any termination of this Agreement pursuant to Article VII, none of Parent, Merger Sub, the Company or their respective Representatives will issue any press release or make any public announcement or disclosure relating to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written approval of, in the case of Parent and Merger Sub, the Company, and in the case of the Company, Parent; provided, however, that each party hereto may issue any such press release or make such public announcement that is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with legal counsel, in which case the disclosing party will use its commercially reasonable best efforts to advise and consult with the other parties regarding any such press release or other announcement prior to making any such disclosure.

        5.8    Access to Information.

                 (a)    Subject to applicable Law, during the period commencing on the date hereof and ending at the earlier of the Effective Time and the Termination Date, the Company will, and will cause each of its Subsidiaries to, upon reasonable prior written notice of Parent, permit Parent and its Representatives to have reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and each of its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties, (i) to the officers and senior management, premises, employees, agents, books, records and Contracts of or pertaining to the Company and any of its Subsidiaries and (ii) subject to the prior consent of the Company (which consent is not to be unreasonably withheld, conditioned or delayed), the franchisees, customers and suppliers of the Company and any of its Subsidiaries, in each case, as Parent may reasonably request in writing.

                 (b)    Notwithstanding anything to the contrary in Section 5.8(a), nothing in this Agreement shall require the Company or any of its Subsidiaries or Representatives to provide Parent or any of its Representatives with access to any books, records, documents or other information (i) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, or (ii) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company's counsel, would be reasonably likely to result in material antitrust issues for the Company or any of its Subsidiaries (provided that, in any such case, the Company uses its reasonable best efforts to enter into an arrangement with Parent or its counsel to provide for the review of such books, records, documents or other information in a manner that is not reasonably likely to result in such issues). In no event shall the Company provide any information to any Person pursuant to Section 5.5(c) of this Agreement that the Company is not obligated to provide to Parent pursuant to the immediately preceding sentence of this Section 5.8(b).

                 (c)    All information provided or made available pursuant to this Section 5.8 to Parent or its Representatives shall be subject to the Non-Disclosure Agreement.

        5.9    Notification of Certain Matters.    The Company and Parent shall promptly notify each other of (a) any notice or other communication (whether verbal or written) received by such party or any of its affiliates or Representatives from any Governmental Entity in connection with the Merger or the other transactions contemplated under this Agreement or from any other person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated under this Agreement, if the subject matter of such communication could be material to the parties hereto (and, for this purpose, including the Surviving Company) or the Merger or other transactions contemplated under this Agreement, (b) any Action commenced or, to such party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result, or reasonably expected to cause or result, in (i) a material breach of any representation and warranty or consent in this Agreement or (ii) any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement, or (y) limit the remedies available to the party receiving such notice.

        5.10    Shareholder Litigation.    The Company shall (a) promptly advise Parent of any Action commenced after the date hereof against the Company or any of its directors (in their capacities as such) by any shareholder of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, (b) keep Parent reasonably informed regarding any such Action, (c) give Parent the opportunity to participate in such Action, consult with Parent regarding the defense or settlement of any such Action and consider Parent's views with respect to such Action and (d) not settle any such Action without Parent's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The delivery of any notice pursuant to this Section 5.10 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

        5.11    Employee Matters.

                 (a)    For a period of not less than one year after the Effective Time (the "Compensation Continuation Period"), Parent shall cause the Surviving Company or any of its Subsidiaries to provide or maintain, for those employees of the Company and its Subsidiaries who are employed immediately prior to the Effective Time and who continue as employees of the Surviving Company or any of their respective Subsidiaries during the Compensation Continuation Period (the "Company Employees"), (i) at least the same level of base salary or wages (as applicable), and (ii) the aggregate annual cash incentive opportunities that are substantially comparable in the aggregate to those provided as of the date hereof by the Company or the applicable Subsidiary to such Company Employees (excluding, for the avoidance of doubt, any equity or equity-based compensation or transaction or retention bonuses).

                 (b)    From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, take such action as described in Schedule 5.11(b).

                 (c)    Nothing contained in this Agreement is intended to require Parent, the Company, the Surviving Company or any of their respective Affiliates to establish or maintain any specific employee benefit plan or arrangement for any length of time. This Section 5.11 is included for the sole benefit of the parties hereto and their respective transferees and permitted assigns and does not and shall not create any right in any other Person, and nothing contained in this Agreement, express or implied, is intended to confer upon any Person any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment.

        5.12    Indemnification and Insurance.

                  (a)    The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Article 167 of the memorandum and articles of association of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of the Company (each, an "Indemnified Party"), unless such modification shall be required by Law.

                  (b)    The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company's and its Subsidiaries' existing directors' and officers' liability insurance covering each Indemnified Party on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof (a copy of which has been made available to Parent) for a period of six years after the Effective Time (provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable); provided, however, that, subject to the immediately succeeding clause, in no event shall the Surviving Company be required to expend pursuant to this Section 5.12(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the directors' and officers' liability insurance coverage described in the immediately preceding sentence, Parent or the Company may, and, at Parent's request, the Company will, purchase a six-year "tail" prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors' and officers' liability insurance maintained by the Company. If such "tail" prepaid policies have been obtained by the Company prior to the Closing, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 5.12(b) shall terminate.

                  (c)    In the event the Surviving Company or any of its successors or assigns (i) consolidates or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 5.12.

                  (d)    From and after the Effective Time, the Surviving Company shall comply with all of the Company's obligations, and shall cause its Subsidiaries to comply with their respective obligations, to indemnify and hold harmless (including any obligations to advance funds for expenses) the Indemnified Parties against all claims, costs, expenses (including legal expenses), judgments and amounts paid in settlement arising out of or relating to any acts or omissions taken by such individual in his or her capacity as director, officer or employee of the Company or such Subsidiary to the extent provided under the Company's or such Subsidiaries' respective organizational and governing documents or agreements in effect on the date hereof and set forth in Section 3.14(a) of the Disclosure Schedule except to the extent such claims, costs, expenses, judgments or amounts are the result of the breach of any fiduciary duty of such person, or as otherwise where indemnification may be limited by applicable Law.

                  (e)    The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the memorandum and articles of association or other organization documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the Cayman Companies Law, directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or its Subsidiaries or otherwise. Parent and Merger Sub agree that all rights to indemnification by the Company now existing in favor of each Indemnified Party including provisions relating to the advancement of expenses incurred in the defense of any action or suit, shall survive the Merger and shall remain in full force and effect.

                  (f)    The provisions of this Section 5.12 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties and his or her heirs, each of whom is an intended third-party beneficiary of this Section 5.12, and shall not be terminated or modified in a manner as to adversely affect the rights of any Indemnified Parties.

        5.13    Takeover Laws.    Without prejudice to Section 3.22, if any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Entity ("Takeover Laws") is or may become applicable to the Merger, the Company shall (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Takeover Law on the transactions contemplated hereby.

        5.14    Financing.    Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that they have adequate capital resources available to pay the Merger Consideration at the Effective Time (or, in the case of payments required to be made under Section 2.2, when ascertained).

        5.15    Obligations of Merger Sub.    Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement on the terms and conditions set forth in this Agreement.

        5.16    Directors, Officers and Legal Representatives.

                  (a)    At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company, as well as all other documents and instruments necessary to effect the resignation and replacement of such directors in the manner contemplated under Section 1.6, in each case effective at the Effective Time.

                  (b)    The Company shall reasonably cooperate with Parent to (A) identify and obtain any documents, filings or applications required for the removal and resignation of the directors, officers and legal representatives of the schools set forth on Schedule 5.16(b), and (B) obtain and deliver to Parent prior to the Closing copies of such agreements, documents, applications and other instruments as set forth on Exhibit B hereto (but only to the extent Parent has delivered the form of the agreements, documents, applications and other instruments associated with such item to the Company by the date that is six Business Days following the date the Proxy Statement is first filed with the SEC on Form 6-K) regarding the removal and resignation of the directors, officers and legal representatives of the Company and its Subsidiaries set forth on Exhibit B and replacement thereof with Parent's designees (in each case in form and substance reasonably satisfactory to Parent), duly executed, correctly completed and accompanied with all correct supporting documentation and authorizations for filing by Parent and its Affiliates (as applicable).

        5.17    Delisting.    The Surviving Company will use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to cause the ADSs to be de-listed as promptly as practicable following the Effective Time and to be de-registered under the Exchange Act as soon as practicable following the delisting.

        5.18    SEC Filings.    From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC any Form 20-F required to be filed by it, and any SEC Filing required to be filed by it with respect to the Company's Form S-8, under the Exchange Act or the Securities Act (collectively, the "Specified Filings"). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Specified Filing shall fully comply with the applicable requirements of the Exchange Act. As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Specified Filing filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Specified Filing that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein in light of the circumstances under which they were made, not misleading.

ARTICLE VI
CONDITIONS TO THE MERGER

        6.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by Parent and the Company) at or prior to the Effective Time of the following conditions:

                  (a)    The Shareholder Approval shall have been obtained.

                  (b)    All applicable waiting periods (and any extensions thereof) under the Other Antitrust Laws applicable to the transactions contemplated by this Agreement shall have expired or otherwise been terminated, and the parties shall have received all other necessary pre-closing authorizations, consents and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Merger), except where the failure to obtain such authorizations, consents and approvals would not, individually or in the aggregate, materially (i) limit or otherwise adversely affect the ability of any party hereto to consummate the Merger or the other transactions contemplated by this Agreement, (ii) dilute or reduce the benefits to any party hereto of the Merger, or (iii) impact the Company or any Subsidiary thereof.

                  (c)    No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger shall be in effect.

        6.2    Conditions to Obligations of Parent and Merger Sub to Effect the Merger.    The respective obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by Parent) at or prior to the Effective Time of the following conditions:

                  (a)    (i) The representations and warranties of the Company set forth in this Agreement (other than Sections 3.2(a), 3.2(b), 3.2(f), 3.2(g), 3.3 and 3.20) shall be true and correct (without giving effect to any qualification or limitation as to "materiality" or "Material Adverse Effect" contained herein) as of the date hereof and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not constitute, individually or in the aggregate, a Material Adverse Effect and (ii) the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.2(f), 3.2(g), 3.3 and 3.20 shall be true and correct in all respects (except, in the case of Sections 3.2(a) and 3.2(b), and the second, third and fourth sentences of 3.2(f), for any de minimis inaccuracies therein) as of the date hereof and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time).

                  (b)    The Company shall have performed in all material respects all of the covenants required to be performed by it under this Agreement at or prior to the Closing Date.

                  (c)    The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d) have been satisfied.

                  (d)    There shall not have been any change, event, circumstance, development, condition or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                  (e)    The Company shall have delivered to Parent evidence in form and substance reasonably satisfactory to Parent that the Shareholder Agreements have been terminated and are of no further force or effect.

                  (f)    The Company shall have delivered to Parent: (i) copies of such agreements and other instruments as set forth on Exhibit B (but only to the extent Parent has delivered the form of the agreements and other instruments associated with such item to the Company by the date that is six Business Days following the date the Proxy Statement is first filed with the SEC on Form 6-K) regarding the transfer of the legal ownership of the Variable Interest Entity (and the novation or assignment of all obligations under all Control Agreements) to Parent's designees (in each case in form and substance reasonably satisfactory to the parties thereto and Parent), duly executed by all parties thereto (other than Parent's designees or Affiliates); (ii) the company seal, chops and original registration certificates for all the Subsidiaries of the Company that are incorporated or existing under the laws of the PRC; and (iii) all USB keys that relate to bank accounts of the Company and its Subsidiaries.

                  (g)    The Company shall have delivered to Parent copies of such agreements, documents, applications and other instruments as set forth on Exhibit B (but only to the extent Parent has delivered the form of the agreements, documents, applications and other instruments associated with such item to the Company by the date that is six Business Days following the date the Proxy Statement is first filed with the SEC on Form 6-K) regarding the removal and resignation of the directors, officers and legal representatives of the Company and its Subsidiaries set forth on Exhibit B and replacement thereof with Parent's designees (in each case in form and substance reasonably satisfactory to Parent), duly executed, correctly completed and accompanied with all correct supporting documentation and authorizations for filing by Parent and its Affiliates (as applicable).

                  (h)    The Company shall have delivered to Parent written evidence, in form and substance reasonably satisfactory to Parent, of a Net Cash Amount as of the Closing Date of not less than $133,000,000, which shall be certified as true and correct by the Chief Executive Officer or Chief Financial Officer of the Company.

        6.3    Conditions to Obligations of the Company to Effect the Merger.    The obligation of the Company to effect the Merger shall be subject to the fulfillment (or, to the extent permitted under applicable Law, waiver by the Company) at or prior to the Effective Time of the following conditions:

                  (a)    (i) The representations and warranties of each of Parent and Merger Sub set forth in this Agreement (other than Sections 4.5 and 4.13) shall be true and correct as of the date hereof and as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not prevent, materially delay or otherwise materially and adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement and (ii) the representations and warranties of Parent and Merger Sub set forth in Sections 4.5 and 4.13 shall be true and correct in all respects.

                  (b)    Parent and Merger Sub shall have performed in all material respects all of the covenants required to be performed by them under this Agreement at or prior to the Closing Date.

                  (c)    Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized officer of Parent and Merger Sub, certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII
TERMINATION

        7.1    Termination by Mutual Consent.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after the Shareholder Approval shall have been obtained, by mutual written consent of the Company and Parent.

        7.2    Termination by Parent or the Company.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after (except as otherwise provided below) the Shareholder Approval shall have been obtained, by action taken or authorized by Parent or the Company if:

                  (a)    the Closing shall not have been consummated by 5:00 p.m. Eastern time on the date that is six months after the date hereof (the "End Date"), whether such date is before or after the date of the adoption of this Agreement by the Company's shareholders; provided, however, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to (i) any party whose breach of any representation and warranty, covenant or obligation under this Agreement has been the proximate cause of, or resulted in, the failure of the Closing to occur on or prior to the End Date, and (ii) the Company if, at the time of any such intended termination by the Company, either (A) Parent or the Company shall be entitled to terminate this Agreement pursuant to Section 7.2(b) or (B) there has been an Irrevocable Undertakings Breach that has been the proximate cause of, or resulted in, the failure of the Closing to occur on or prior to the End Date;

                  (b)    the Shareholder Approval shall have failed to have been obtained at the Company Shareholders Meeting (after giving effect to all adjournments or postponements thereof at which this Agreement has been voted upon); or

                  (c)    if (i) any order, decree or ruling of any Governmental Entity having competent jurisdiction is entered enjoining the Company, Parent or Merger Sub from consummating the Merger and such order has become final and non-appealable, or (ii) if there shall be any final and non-appealable order, decree or ruling of any Governmental Entity having competent jurisdiction or any applicable Law that makes the consummation of the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to (x) any party hereto whose breach of any provision of this Agreement is the proximate cause of the imposition of any such order or the failure of such order to be resisted, resolved or lifted, as applicable, or (y) the Company if, at the time of such intended termination by the Company, there has been an Irrevocable Undertaking Breach that has been the proximate cause of, or resulted in, such order, decree or ruling.

        7.3    Termination by the Company.

                  (a)    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after (except as otherwise provided below) the Shareholder Approval shall have been obtained, by the Company if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representations or warranty shall have become untrue or incorrect, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied at the time of such breach or failure to be true and correct and such breach or failure to be true and correct, if capable of cure, is not cured within 30 days (but not later than the End Date) following receipt of written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(a) if, at the time of such termination, there exists a material breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; or

                  (b)    if prior to the Shareholder Approval, (i) the Board of Directors has authorized the Company to enter into an Alternative Acquisition Agreement that reflects a Superior Proposal in compliance with Section 5.5 and (ii) the Company has concurrently with the termination of this Agreement entered into, or immediately after the termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the immediately preceding clause (i); provided that that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.3(b) unless the Company has (A) complied in all material respects with the requirements of Section 5.5 and there is no Irrevocable Undertakings Breach and (B) paid the Company Termination Fee prior to or concurrent with, and as a condition to the effectiveness of, such termination.

        7.4    Termination by Parent.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after the Shareholder Approval shall have been obtained, by Parent if:

                  (a)    the Board of Directors shall have effected a Change in the Board Recommendation (including with respect to a Superior Proposal); or

                  (b)    there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation or warranty shall have become untrue or incorrect, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied at the time of such breach or failure to be true and correct and such breach or failure to be true and correct, if capable of cure, is not cured within 30 days (but not later than the End Date) following receipt of written notice from Parent of such breach or failure; provided, however, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4 if, at the time of such termination, there exists a material breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

        7.5    Notice of Termination; Effect of Termination and Abandonment.    The party hereto desiring to terminate this Agreement pursuant to this Article VII shall give written notice of such termination to the other parties hereto specifying the provision or provisions of this Article VII pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination. If this Agreement is terminated pursuant to this Article VII, this Agreement shall become void and of no effect, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates or Representatives, other than, with respect to (a) Parent, Merger Sub and the Company, the obligations pursuant to Section 5.7, this Section 7.5, Section 7.6, Section 7.7 and Article VIII, and (b) Parent and Merger Sub, the obligations pursuant to Section 5.8(c); provided, however, that nothing herein shall relieve or release a party from any liabilities or damages arising out of fraud or the willful breach by such party of any of the representations, warranties, covenants or agreements set forth in this Agreement.

        7.6    Fees and Expenses.

                  (a)    Except as otherwise specifically provided in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger or any other transaction contemplated hereby is consummated. "Expenses", as used in this Agreement, means, with respect to any Person, the fees and expenses of legal counsel, investment bankers, brokers, finders, financial advisors, accountants and other advisors (including any representatives of legal counsel, investment bankers, accountants or other advisors) incurred by or on behalf of such Person and its Affiliates prior to the Closing in connection with the preparation, execution and performance of this Agreement and the other transactions contemplated hereby.

                  (b)    If this Agreement is terminated by:

    (i)
    the Company pursuant to Section 7.2(b) or 7.3(b);

    (ii)
    Parent pursuant to Section 7.2(b) or 7.4(a);

    (iii)
    Parent or the Company pursuant to Section 7.2(a) or 7.4(b) and (A) prior to such termination an Acquisition Proposal shall have been made to the Company or shall have been publicly made directly to the shareholders of the Company generally or an Acquisition Proposal (or the intention to make one) shall otherwise become publicly known, and (B) within 12 months of such termination the Company enters into a definitive Alternative Acquisition Agreement regarding an Acquisition Proposal or an Acquisition Proposal is consummated (regardless of whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the immediately preceding clause (A)); provided, however, that solely for purposes of this Section 7.6(b)(iii), all references to 15% in the definition of "Acquisition Proposal" shall be deemed to be references to 50%;

then the Company shall pay to Parent a termination fee of $10,290,000, in cash (the "Company Termination Fee"):

                           (A)    in the case of Section 7.6(b)(i), prior to or concurrent with, and as a condition to the effectiveness of, such termination;

                           (B)    in the case of Section 7.6(b)(ii), within two Business Days after such termination; and

                           (C)    in the case of Section 7.6(b)(iii), prior to the first to occur of the events referred to in clause (B) of Section 7.6(b)(iii);

it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. All payments contemplated by this Section 7.6(b) shall be made by wire transfer of immediately available funds to an account designated by Parent.

        7.7    Acknowledgement.    Each party hereto acknowledges and agrees that (a) the agreements contained in this Section 7.6 are an integral part of this Agreement and the transactions contemplated hereunder, and (b) without the agreements contained in this Section 7.6, the parties hereto would not have entered into this Agreement; provided, however, that if the Company fails to promptly pay any amount due pursuant to Section 7.6 and, in order to obtain such payment, Parent or Merger Sub commences a lawsuit that results in a judgment against the Company for the amount set forth in Section 7.6 or any portion thereof, the Company shall pay to the Parent an amount equal to the Expenses (including reasonable attorneys' fees) incurred by Parent and its Affiliates in connection with such suit, together with interest on such amount at the prime rate of interest at Citibank N.A., New York, NY, in effect on the date such payment was required to be made through the date of payment. For the avoidance of doubt, although Parent may pursue both a grant of specific performance as permitted by Section 8.6 and the payment of the Company Termination Fee pursuant to Section 7.6(b), under no circumstances shall Parent (or any member of the Parent Group or any other person) be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee (or any other money damages). In the event that this Agreement is terminated under circumstances in which the Company Termination Fee is payable, the payment by the Company of the Company Termination Fee to Parent shall be the sole and exclusive remedy of Parent and Merger Sub under this Agreement except in the event of fraud or willful breach.

ARTICLE VIII
MISCELLANEOUS

        8.1    No Third-Party Beneficiaries.    Other than Sections 2.3(k), 5.11(b) and 5.12 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons), this Agreement is not intended to, and does not, confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

        8.2    Entire Agreement.    This Agreement (including the Exhibits and the Schedules hereto), together with the Non-Disclosure Agreement, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof.

        8.3    Succession and Assignment.    This Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, however, that Parent or Merger Sub may assign their respective rights, interests or obligations hereunder to any Affiliate of Parent without the consent of the other parties hereto, but no such assignment shall relieve the assigning party of its obligations hereunder. Any purported assignment not permitted under this Section 8.3 shall be null and void.

        8.4    Construction.    The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

        8.5    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the others (except for notices specifically required to be delivered orally) shall be in writing and delivered personally or sent by facsimile or email or overnight courier:

    If to the Company, to:

    9F Tower D, Beijing New Logo
    A18 Zhongguancun South Street, Haidian District
    Beijing 100081
    Attention: Xiaofei Zhang
    Facsimile: (86-10) 8011-5555
    Email: fayzhang@gedu.org

    with copies (which shall not constitute notice) to:

    O'Melveny & Myers LLP
    Yin Tai Centre, Office Tower, 37th Floor
    No. 2 Jianguomenwai Ave.
    Chao Yang District
    Beijing 100022
    Attention: David J. Roberts
    Facsimile: +86-10-6563-4201
    Email: droberts@omm.com

    If to Parent or Merger Sub, to:

    Pearson Education, Inc.
    One Lake Street
    Upper Saddle River, NJ 07458
    Attention: Robert L. Dancy
    Facsimile:
    Email: robert.dancy@pearsoned.com

    Pearson Education Asia Limited
    18th Floor, Cornwall House
    Taikoo Place, 979 King's Road
    Quarry Bay, Hong Kong
    Attention: Dugie Cameron
    Facsimile: +852 2904 0828
    Email: dugie.cameron@pearson.com

    Pearson Education Beijing Office
    Suite 1208, Tower D, Beijing Global Trade Centre
    36 North Third Ring Road East, Dongcheng District
    Beijing, China 100013
    Attention: Elizabeth Knup
    Facsimile: +86 (0) 10 5825 7950
    Email: elizabeth.knup@pearson.com

    and

    Pearson Education
    Edinburgh Gate
    Harlow, Essex
    CM20 2JE
    United Kingdom
    Attention: Victoria Lockie
    Facsimile: + 44 (0) 1279 623409
    Email: victoria.lockie@pearson.com

    with copies (which shall not constitute notice) to:

    Morgan, Lewis & Bockius LLP
    101 Park Avenue
    New York, NY 10178-0060
    Attention: Charles E. Engros, Jr. and Robert W. Dickey
    Facsimile: (212) 309-6001
    Email address: cengros@morganlewis.com and rdickey@morganlewis.com or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party: (i) upon actual receipt, if delivered personally; (ii) upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or (iii) two Business Days after deposit with an overnight courier, if sent by an internationally recognized overnight courier.

        8.6    Enforcement of Agreement.    Notwithstanding any other provision of this Agreement (other than the last sentence of Section 7.7), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto. If any party hereto brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus 20 Business Days or (y) such other time period established by the court presiding over such Action.

        8.7    Governing Law.    This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws (other than New York General Obligations Law Sections 5-1401 and 5-1402) (provided that the fiduciary duties of the Board of Directors, the internal corporate affairs of the Company, and the Merger and any exercise of appraisal and dissention rights with respect to the Merger shall be governed by the laws of the Cayman Islands).

        8.8    Exclusive Jurisdiction.    Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby in any such New York court or in any such Federal court, (c) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other matter provided by law. Each party irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the transactions contemplated hereby which is instituted in any such court. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 8.5 shall be effective service of process for any suit, action or proceeding brought in any such court. Each party hereby irrevocably and unconditionally designates, appoints and empowers CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, USA, as its designee, appointee and agent to receive, accept and acknowledge for and on their respective behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against such party in any such United States federal or state court with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts. If for any reason such designee, appointee and agent hereunder shall cease to be available to act as such, Parent and Merger Sub, on the one hand, and the Company, on the other hand, agrees to designate a new designee, appointee and agent in the State of New York on the terms and for the purposes of this Section 8.8 reasonably satisfactory to the Company, or Parent and Merger Sub, respectively. Parent and Merger Sub, on the one hand, and the Company, on the other hand, further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against the Company or Parent and Merger Sub, respectively, by serving a copy thereof upon the relevant agent for service of process referred to in this Section 8.8 (whether or not the appointment of such agent shall for any reason prove to be ineffective or such agent shall accept or acknowledge such service) or by sending copies thereof by a recognized next day courier service to Parent and Merger Sub, or the Company, respectively, at its address specified in or designated pursuant to this Agreement. Each party agrees that the failure of any such designee, appointee and agent to give any notice of such service to them shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.

        8.9    Waiver of Jury Trial.    EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING THE MERGER. EACH OF THE PARTIES (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING

WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.

        8.10    Headings.    The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

        8.11    Severability.    If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the parties intend that the remedies and limitations thereon contained in Article VII to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party's liability or obligations hereunder.

        8.12    Non-Survival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and other agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time (including the agreements set forth in Article I and Article II, Sections 5.11 and 5.12, and this Article VIII).

        8.13    Incorporation of Exhibits and Schedules.    The Exhibits and Schedules (including the Disclosure Schedule) identified in this Agreement are incorporated herein by reference and made a part hereof.

        8.14    Counterparts.    This Agreement may be executed and delivered (including by facsimile, "pdf" or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        8.15    Amendments.    This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of the Company; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by applicable Law requires the further approval of the shareholders of the Company without such further approval (including any amendment that would reduce the amount or change the type of consideration into which each Ordinary Share (including Ordinary Shares represented by ADSs) shall be converted upon consummation of the Merger). This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        8.16    Waiver.    At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

        8.17    Definitions; Interpretation.

                  (a)    When used in this Agreement, the following terms will have the meanings assigned to them in this Section 8.17:

                  "Action" means any investigation, litigation, claim, action, arbitration, suit, hearing or proceeding (whether civil, criminal or administrative).

                  "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. Notwithstanding, and without limited the generality of the foregoing, the Subsidiaries of the Company shall be deemed to be Affiliates of the Company for the purposes of this Agreement.

                  "Beijing Global" means Beijing Global Education & Technology Co., Ltd. ( ), a limited liability company incorporated in the PRC.

                  "Business Day" means a day other than a Saturday, Sunday or other day on which banks located in the PRC or New York, New York are authorized or required by Law to close.

                  "Company Equity Incentive Plans" means the Sunneykey International Holdings Limited Share Incentive Plan (2008) and the Company's 2010 Performance Incentive Plan.

                  "Company-Owned Intellectual Property" means Company-Registered Intellectual Property and all material unregistered Intellectual Property, including any source code, owned by the Company or its Subsidiaries.

                  "Company Stock Options" means options to purchase Ordinary Shares issued under the Company Equity Incentive Plans or otherwise (with all such otherwise issued options set forth on Section 3.2(f) of the Disclosure Schedule).

                  "Contract" means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other instrument.

                  "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract (including contractual arrangements similar to those provided by the Control Agreements) or credit arrangement or otherwise.

                  "Control Agreements" means those Contracts described under the caption "Corporate History and Structure-Contractual Agreements with Shanghai Global Career and Its Shareholders" in the Company's most recently filed annual report on Form 20-F, which (i) provide the Company with effective control over the Variable Interest Entities, (ii) provide the Company or any of its Subsidiaries (other than the Variable Interest Entities) the right or option to purchase the equity interests in any Variable Interest Entity, or (iii) transfer economic benefits from any Variable Interest Entity to any other Subsidiary of the Company (other than a Variable Interest Entity) (including any consulting and service agreement, technology consulting and service agreement, IT platform service agreement or trademark licensing agreement between such Subsidiary and the Variable Interest Entity.

                  "Environmental Laws" means Laws and Orders relating to protection of the environment, or protection of human health and safety as may be affected by environmental conditions or by exposure to Materials of Environmental Concern.

                  "Exchange Act" means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

                  "Exchange Rate" means the rate of exchange between the applicable currencies as reported by Bloomberg, L.P. as of the close of business in New York City, New York on the applicable date.

                  "Existing Investor" means SB Asia Investment Fund II, L.P., a Cayman Islands limited partnership.

                  "Founders" means Mr. Yongqi Zhang, the Chief Executive Officer of the Company, and Ms. Xiaodong Zhang, the Chairwoman of the Board of Directors.

                  "Founder Vehicles" means Talent Leads Holdings Limited, Magic Colors Holdings Limited, Eternal Jade Inc. and Oriental Light Consulting Limited, each a limited liability company organized under the laws of the British Virgin Islands.

                  "Franchise Agreements" means all franchise agreements and development agreements, including all master franchise agreements and area development agreements and any and all amendments or addenda to such agreements, to which the Company or one of its Subsidiaries, Affiliates or Franchisees is, or has been, a party.

                  "Franchise Laws" means all Laws, rule or regulation of any Governmental Entity in any country, province, state or other jurisdiction relating to the relationship between franchisors and franchisees, or the offer, sale, assignment, renewal, advertising, termination or rights of succession of franchises or other business ventures.

                  "Franchisee" means any Person who has been authorized or licensed to develop, open, operate, or authorize any other Person to develop, open or operate, a franchise pursuant to a Franchise Agreement.

                  "GAAP" means United States generally accepted accounting principles, consistently applied.

                  "Governmental Entity" means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to the United States or PRC federal, state or local government or other international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.

                  "Intellectual Property" means all worldwide intellectual property rights, including: (i) Trade Secrets; (ii) patents and patent applications therefor, including all disclosures, continuations and continuations in part thereof and patents issuing thereon, along with any reexaminations, reissues and extensions thereof; (iii) trademarks, trade names, trade dress, brand names, corporate names, domain names, trademark registrations, trademark applications, service marks, service mark registrations and service mark applications and other source indicators (whether registered, unregistered or existing at common law, including all goodwill attaching thereto); and (iv) copyrights, copyrightable works, computer software and databases, including copyright registrations, copyright applications and unregistered common law copyrights; and (v) any other intellectual property or similar corresponding or equivalent right to any of the foregoing or other proprietary or Contract right relating to any of the foregoing (including remedies against infringements thereof and rights of protection of interest therein under the Laws of all jurisdictions).

                  "Irrevocable Undertakings Breach" means (i) a breach by any party to the Irrevocable Undertakings (other than Parent) of such party's obligations under Section 1.1, 1.3 or 3.3 of the Irrevocable Undertakings, or (ii) a material breach by any party to the Irrevocable Undertakings (other than Parent) of such party's obligations under Section 1.4, 3.5 or 3.7 of the Irrevocable Undertakings.

                  "Knowledge" means, with respect to (i) the Company, the actual knowledge of the persons set forth on Schedule 8.17(a)(i), and (ii) Parent, the actual knowledge of the persons set forth on Schedule 8.17(a)(ii).

                  "Law" means any statute, law (including common law), ordinance, rule, code, directive, treaty provision or regulation of any Governmental Entity.

                  "Liability" means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

                  "Lien" means any mortgage, lien, pledge, claim, option to purchase or lease or otherwise acquire any interest, charge, security interest, hypothecation, easement, right-of-way or other encumbrance in respect of such property or asset.

                  "Material Adverse Effect" means any change, event, circumstance, development, condition or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the assets, condition (financial or otherwise), business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, except to the extent that any such change, event, circumstance, development, condition or effect, alone or in combination, relates to: (i) changes in general economic or political conditions of global, regional or foreign economies or political systems, securities, credit or financial markets in which the Company and its Subsidiaries operate; (ii) changes generally affecting the industry in which the Company and its Subsidiaries operate; (iii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters; (iv) hostilities, acts of sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of sabotage or terrorism or military actions whether or not pursuant to the declaration of a national emergency or war; (v) any change in the Company's stock price or trading volume or any failure to meet internal or published projections, forecasts or revenue or earnings projections of industry analysts or the Company for any period (provided that the underlying cause of such change or failure may constitute, and be considered in determining whether there has occurred, a Material Adverse Effect); (vi) any action taken or omission to take any action by the Company or any of its Subsidiaries (1) with Parent's or Merger Sub's written consent or (2) at the written request of Parent or Merger Sub; (vii) any change or prospective change in the Company's credit ratings (provided that the underlying cause of such change or failure may constitute, and be considered in determining whether there has occurred, a Material Adverse Effect); (viii) changes in applicable Laws or accounting rules, in each case arising after the date of this Agreement; or (ix) any effect directly resulting from the announcement of this Agreement (and the Merger and the other transactions contemplated hereby) or the fact that the indirect acquiror of the Company is Parent; provided, however, that any change, event, circumstance, development, condition or effect referred to in the immediately preceding clauses (i), (ii), (iii) and (iv) may constitute, and be taken into account in determining whether or not there has occurred a Material Adverse Effect if such change, event, circumstance, development, condition or effect has a materially disproportionate adverse effect on the Company or its Subsidiaries as compared to other participants in the same or similar industry in which the Company and its Subsidiaries operate.

                  "Net Cash Amount" means, as of any given time, the aggregate amount of all cash, restricted cash, deposits, cash equivalents and money market accounts of the Company and its Subsidiaries, minus the sum of the following: (i) any unpaid Transaction Expenses; (ii) the aggregate amount of all checks issued and outstanding by the Company and its Subsidiaries but unpaid; and (iii) the amounts described on Schedule 8.17(b).

                  "Non-Disclosure Agreement" means the non-disclosure agreement between Parent and the Company, dated as of July 26, 2011.

                  "Open Source Software" means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software or similar licensing or distribution models, including software licensed or distributed under any licenses or distribution models similar to GNU's General Public License or Lesser/Library General Public License

or any other open source license listed by the Open Source Initiative at http://www.opensource.org/licenses/alphabetical.

                  "Order" means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

                  "Other Antitrust Laws" means the antitrust and competition Laws and foreign investment Laws of all jurisdictions other than those of the United States and any other similar applicable Law, including the Anti-Monopoly Law of the PRC (and such other applicable Laws of the PRC relating to competition control in mergers, acquisitions or business combinations) and the rules and regulations promulgated thereunder, as in effect from time to time.

                  "Permit" means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit, acceptance or franchise of or from any Governmental Entity of competent jurisdiction or pursuant to any Law.

                  "Permitted Liens" means (i) Liens for Taxes that are not yet due and payable or that are being contested in good faith through appropriate proceedings, (ii) statutory Liens of landlords and workers', carriers' and mechanics' or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith, and (iii) Liens, encroachments, covenants, restrictions and other title imperfections which do not materially interfere with the present or proposed use of the properties or assets they affect.

                  "Person" means an individual, a corporation, a company, person (including a "person" as defined in Section 13(d)(3) of the Exchange Act), a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

                  "PRC" means the People's Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macau Special Administrative Region and the islands of Taiwan.

                  "Representatives" means, with respect to any Person, the respective directors, officers, legal representatives, employees, counsel, accountants, agents, advisors and other representatives of such Person and its Subsidiaries.

                  "SEC" means the United States Securities and Exchange Commission.

                  "Securities Act" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

                  "Share Units" means non-voting unit of measurement which is deemed for bookkeeping purposes to be equivalent to one Ordinary Share (subject to adjustment as provided in the Company Equity Incentive Plans) under the Company Equity Incentive Plans and the applicable grant of award, which is used solely as a device for the determination of the payment to eventually be made to the holder if such Share Units vest pursuant to the Company Equity Incentive Plans and the applicable grant of award.

                  "Shareholder Agreements" means (i) that certain Right of First Refusal and Co-Sale Agreement, dated as of February 1, 2010 by and among the Company and the shareholders party thereto, and (ii) that certain Shareholders Agreement, dated as of February 1, 2010 by and among the Company and the shareholders party thereto.

                  "Subsidiary" means, with respect to any Person, (i) any corporation, limited liability company, partnership, joint venture, trust or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity (or profits or capital) interests or more than 50% of the ordinary voting power, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person, (ii) any entity whose assets, or portions thereof, has been or should be consolidated with the net earnings of the Person and should be recorded on the books of the Person for financial reporting purposes in accordance with GAAP including FIN 46R with respect to variable interest entities, (iii) any entity with respect to which the Person has the power to otherwise direct substantially all of the business and policies of that entity directly or indirectly through another Subsidiary, and (iv) with respect to the Company and its Subsidiaries, the Persons listed on Section 3.1(b) of the Disclosure Schedule shall be deemed to be Subsidiaries for purposes of this Agreement.

                  "Supporting Shareholders" means the Founders, the Founder Vehicles and the Existing Investor.

                  "Taxes" means all country, state, local and provincial income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, service, real property gains, transfer, employment, unemployment, disability, license, alternative or add on minimum, ad valorem, use, property, withholding, excise, production, value added, occupancy and any other taxes, customs, duties, governmental fees or similar assessments of any nature whatsoever, together with any interest, penalties or additions to tax, imposed by any Governmental Entity.

                  "Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                  "Third Party" means any Person or "group" (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

                  "Trade Secrets" means trade secrets, inventions (whether or not patentable), discoveries, confidential and proprietary information, technologies, know-how, processes, methods, algorithms, schematics, R&D information, techniques, technical information, specifications, drawing, methods, technical data, designs, and documentation related to the foregoing

                  "Transaction Expenses" means the aggregate amount of fees, costs and expenses, whether or not invoiced, of legal counsel to the Company and of the Financial Advisor, incurred by the Company and its Subsidiaries in connection with this Agreement, the transactions contemplated hereby and any similar transactions explored by the Company prior to the execution and delivery of this Agreement (but no earlier than two years prior to the date hereof).

                  "Variable Interest Entity" means Shanghai Global Career Education & Technology Holdings Limited ( ) and any other Subsidiary of the Company in respect of which the Company does not, directly or indirectly, own a majority of the equity interests.

                  "Vested Company Option" means any Company Stock Option that shall have become vested on or prior to the date of the Closing (after taking into account any vesting occurring in connection with the transactions contemplated by this Agreement) in accordance with the terms of the Company Equity Incentive Plans pursuant to which such Company Stock Option was granted or pursuant to any written grant agreement executed and delivered by the Company prior to the date hereof.

                  "Unvested Company Option" means any Company Stock Option that is not a Vested Company Option and each outstanding Share Unit that has not vested on or prior to the date of the Closing (after taking into account any vesting occurring in connection with the transactions contemplated by this Agreement).

                  (b)    Additional Terms.    The following terms are defined in the corresponding Sections of this Agreement:

Term	Section
Acceptable Confidentiality Agreement	5.5(c)(ii)
Acquisition Proposal	5.5(h)
ADSs	2.1(a)
Agreement	RECITALS
Alternative Acquisition Agreement	5.5(d)
Anti-Corruption Laws	3.8(c)
Balance Sheet Date	3.5(c)
Board of Directors	RECITALS
Board Recommendation	3.3(c)
Buyer Group Contracts	4.9
Cayman Companies Law	RECITALS
Change in the Board Recommendation	5.5(d)
Closing	1.2
Closing Date	1.2
Company	RECITALS
Company Employees	5.11(a)
Company Shareholders Meeting	5.4(a)
Company Termination Fee	7.6(b)
Company-Registered Intellectual Property	3.10(a)
Compensation Continuation Period	5.11(a)
Deposit Agreement	2.3(i)
Depositary	2.3(i)
Disclosure Schedule	Article III
Dissenting Shares	2.2
Effective Time	1.3
End Date	7.2(a)
Excluded Shares	2.1(a)
Expenses	7.6(a)
Financial Advisor	3.20
General Enforceability Exceptions	3.3(b)
Government Official	3.8(c)
Indemnified Party	5.12(a)
International Filings	5.6(a)
Irrevocable Undertakings	RECITALS
Licensed Intellectual Property	3.14(a)(xiv)
Material Contracts	3.14(a)
Materials of Environmental Concern	3.17
Merger	RECITALS
Merger Consideration	2.3(a)
Merger Documents	1.3
Merger Sub	RECITALS
Nasdaq	3.4(b)
Notice Period	5.5(e)(ii)
Ordinary Shares	2.1(a)
Parent	RECITALS
Paying Agent	2.3(a)
Payment Fund	2.3(a)

Term	Section
Per ADS Merger Consideration	2.1(a)
Per Share Merger Consideration	2.1(a)
Plan of Merger	1.3
Policies	3.18
Proxy Statement	3.19
Qualifying Acquisition Proposal	5.5(c)
Record ADS Holders	5.4(a)(iii)
SAFE	3.2(h)
SAFE Circular 75	3.2(h)
SEC Filings	3.5(a)
Share Certificates	2.3(b)
Shareholder Approval	3.3(a)
Specified Filing	5.18
Superior Proposal	5.5(h)
Surviving Company	1.1
Takeover Laws	5.13
Termination Date	5.1(a)
Unvested Company Option Payment	2.1(d)(ii)
Uncertificated Shares	2.3(b)
Vested Company Option Payment	2.1(d)(i)

                  (c)    For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms "hereof", "herein", "hereunder", "hereby" and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word "include", "includes" or "including" when used in this Agreement will be deemed to include the words "without limitation", unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party's predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted as of the date hereof, and all rules and regulations promulgated thereunder as of the date hereof; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; (x) a reference to "ordinary course" or "ordinary course of business" when used herein will be deemed to mean "ordinary course of business consistent with past practices"; (xi) any references in this Agreement to "dollars" or "$" shall be to U.S. dollars and any references to "RMB" shall be to PRC Renminbi; and (xii) for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of "Business Day" and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which the Hong Kong Special Administrative Region of the PRC is located.

                  (d)    In the event any term in this Agreement is expressed in RMB and such term can only be determined by reference to an item referenced in a currency other than RMB, such item in a currency other than RMB shall be the RMB amount obtained by converting the non-RMB currency into RMB at the applicable Exchange Rate as of the applicable date for determining such term. In the event any term in this Agreement is expressed in U.S. dollars and such term can only be determined by reference to an item referenced in a currency other than U.S. dollars such item in a currency other than U.S. dollars shall be the U.S. dollar amount obtained by converting the non-U.S. dollar currency into U.S. dollars at the applicable Exchange Rate as of the applicable date for determining such term.

[Remainder of Page Intentionally Blank]

        IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

PEARSON PLC
By:	/s/ MARJORIE SCARDINO
Name: Marjorie Scardino Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

        IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

GENIUS MERGER SUB
By:	/s/ JAMIE MENAPACE
Name: Jamie Menapace Title: Director

Signature Page to Agreement and Plan of Merger

        IN WITNESS WHEREOF, the undersigned party hereto has caused this Agreement to be duly executed by its authorized officers as of the date first above written.

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED
By:	/s/ XIAODONG ZHANG
Name: Xiaodong Zhang Title: Chairman of the Board

Signature Page to Agreement and Plan of Merger

 ANNEX B:
Opinion of Credit Suisse as Financial Advisor

November 19, 2011

Board of Directors
Global Education & Technology Group Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman, KY1-111
CAYMAN ISLANDS

Members of the Board:

        You have asked us to advise you with respect to the fairness to the holders of ordinary shares, par value $0.0001 per share ("Company Ordinary Shares") and American Depositary Shares, each representing four Company Ordinary Shares ("Company ADSs"), of Global Education & Technology Group Limited (the "Company"), other than Xiaodong Zhang, Yongqi Zhang, Oriental Light Consulting Limited, Magic Colors Holdings Limited, Eternal Jade Inc., Talent Leads Holdings Limited, Andrew Yan, SB Asia Investment Fund II, L.P., and their respective affiliates (collectively, the "Excluded Persons"), from a financial point of view, of the Consideration (as defined below) to be received by such holders of Company Ordinary Shares and Company ADSs pursuant to the terms of the Agreement and Plan of Merger, dated as of November 19, 2011 (the "Merger Agreement"), among the Company, PEARSON plc (the "Acquiror") and Genius Merger Sub, a wholly owned subsidiary of the Acquiror (the "Merger Sub"). The Merger Agreement provides for, among other things, the merger (the "Merger") of the Company with the Merger Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding Company Ordinary Share will be converted into the right to receive US$2.7515 in cash (the "Ordinary Share Merger Consideration") and each outstanding Company ADS will be converted into the right to receive US$11.006 in cash (the "ADS Merger Consideration" and, together with the Ordinary Share Merger Consideration, the "Consideration").

        In arriving at our opinion, we have reviewed drafts of the Merger Agreement and certain related agreements dated November 19, 2011, and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company, the management of the Company has advised us, and we have assumed, that such forecasts, as well as the assumptions used by the Company's management in preparing such forecasts, including the assumptions with respect to tax matters and currency exchange rates, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have also assumed, with your consent, that the executed Merger Agreement and related agreements will be in substantially the same form as the drafts reviewed by us. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. We have assumed, with your consent, that each Company ADS is convertible into, and equivalent for purposes of our analysis to, four Company Ordinary Shares.

        Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Ordinary Shares and Company ADSs of the Consideration to be received in the Merger and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

        Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market, currency exchange rates and other conditions as they exist and can be evaluated on the date hereof and upon certain assumptions regarding such financial, economic, market, currency exchange rates and other conditions, which are currently subject to heightened volatility and which, if different than assumed, could have a material impact on our analyses. Our opinion does not address the merits of the Merger as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company's underlying decision to proceed with the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

        We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and in the future may provide, investment banking and other financial services to the Company and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation, including having acted as a lead underwriter in connection with the public offering of Company ADSs by the Company in October 2010. We and our affiliates also have in the past provided investment banking and other financial services to the Acquiror and its affiliates. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

        It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute advice or a recommendation to any holder of Company Ordinary Shares or Company ADSs as to how such person should vote or act on any matter relating to the proposed Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Ordinary Shares and Company ADSs in the Merger is fair, from a financial point of view, to such persons, other than the Excluded Persons.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ TODD NOFFKE Managing Director

 ANNEX C:
Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—
Section 238

238. Rights of dissenters

(1)
A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)
A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)
An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4)
Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)
A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)
his name and address;

(b)
the number and classes of shares in respect of which he dissents; and

(c)
a demand for payment of the fair value of his shares.

(6)
A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)
Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)
Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)
If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)
the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)
the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

C-1

(10)
A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)
At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)
Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)
The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)
Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)
The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

C-2